As filed with the Securities and Exchange Commission on October 5, 2007
Registration No. 333-144940

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

EYEONICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3851	33-0818615
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
26970 Aliso Viejo Parkway, Suite 100
Aliso Viejo, CA 92656
(866) 393-6642
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

J. Andy Corley
Chairman, President and Chief Executive Officer
26970 Aliso Viejo Parkway, Suite 100
Aliso Viejo, CA 92656
(866) 393-6642
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Casey McGlynn, Esq. Martin J. Waters, Esq. Matthew K. Desharnais, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real, Suite 200 San Diego, CA 92130 (858) 350-2300	Steven J. Naber Chief Financial Officer 26970 Aliso Viejo Parkway, Suite 100 Aliso Viejo, CA 92656 (866) 393-6642	Charles K. Ruck B. Shayne Kennedy Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated October 5, 2007

                     Shares

Common Stock

$      per share

This is an initial public offering of shares of common stock by eyeonics, inc. We are offering           shares of common stock. The estimated initial public offering price is between $      and $      per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol “EYON.”

This investment involves risk. See “Risk Factors” beginning on page 8.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to eyeonics, inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters have a 30-day option to purchase up to           additional shares of our common stock from us and          additional shares of our common stock from the selling stockholders to cover over-allotments, if any. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about          , 2007.

Piper Jaffray	Banc of America Securities LLC

Canaccord Adams	BMO Capital Markets

The date of this prospectus is          , 2007.

crystalens®

Optic
Hinges
Haptics & Loops

crystalens® Five-O

- crystalens® is the first and only FDA approved accommodating intraocular lens for the treatment of cataracts in adults with or without presbyopia.
- crystalens® replaces the eye's natural lens and is designed to mimic the eye's focusing mechanism.
- Hinges on both sides of the optic facilitate movement of the lens inside the eye in reaction to the natural contracting and relaxing of the eye's muscles.

FAR

NEAR

- At rest the eye is set to focus on objects at far distances.
- As with the natural lens, crystalens® accommodates, or moves and flexes, in response to the contracting and relaxing of the eye's muscles.
- The accommodative feature enables crystalens® to correct presbyopia and deliver high quality vision across a broad range of distances, thereby eliminating or significantly reducing dependence on glasses.

You should rely only on the information contained in this prospectus and in any free-writing prospectus authorized by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

eyeonics® and crystalens® are registered trademarks of our company in the United States and the European Union. We have a pending application for our crystalens Five-Otm trademark. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

i

SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock that we discuss under the “Risk Factors” section and the financial statements and the notes to those statements. References in this prospectus to “we,” “us,” “our,” “company” and “eyeonics” refer to eyeonics, inc.

Overview

We are a medical device company focused on the design, development, manufacture and sale of premium intraocular lenses intended to address the vision correction needs of the aging population. Intraocular lenses, or IOLs, are implantable devices that replace the natural lens in the human eye, typically after the natural lens has developed cataracts. Cataracts are an irreversible progressive condition that diminish vision quality. Premium intraocular lenses, or PIOLs, such as our product, crystalens, are designed to both replace a cataractous lens and correct a refractive error. crystalens, is currently the only FDA-approved accommodating PIOL. An accommodating lens adjusts and changes shape with the natural movement of the muscles in the eye to focus in a manner similar to a healthy human lens. This accommodative feature enables crystalens to correct presbyopia, a common refractive error that begins to affect people as they reach their 40s, and deliver high quality vision across a broad range of distances, thereby eliminating or significantly reducing dependence on glasses or contact lenses.

In January 2004, we initiated the launch of crystalens AT-45, the first PIOL introduced in the United States. We released our second generation PIOL, crystalens AT-45 SE, in August 2005 and our current product, crystalens Five-O, in November 2006. We are currently conducting clinical trials on a fourth generation crystalens. We currently sell crystalens Five-O in the United States primarily through our direct sales organization consisting of sales representatives, clinical outcome specialists and their managers. Our sales efforts and promotional activities are aimed at ophthalmologists and other eye care professionals. Substantially all of our sales to date have been derived from the United States market. We plan to establish an international sales force and expand our sales and marketing organization to address the global PIOL market. We commenced sales of our products in January 2000, and through June 30, 2007, we have sold over 75,000 crystalens PIOLs to approximately 1,000 physicians. In 2006, we generated total revenues of $17.1 million and incurred a net loss of $8.4 million, and in the six months ended June 30, 2007, we generated total revenues of $13.6 million and incurred a net loss of $3.6 million. As of June 30, 2007, we generated approximately $61.8 million in total revenue since inception and our accumulated deficit was $38.1 million.

Vision and Vision Impairment

Vision quality issues such as nearsightedness and farsightedness are typically corrected with glasses or contact lenses, and increasingly with surgical treatments such as LASIK. In addition, many age-associated diseases of the eye, such as cataracts and presbyopia, also impair vision quality.

Cataracts are an irreversible progressive condition in which the eye’s natural lens loses its usual transparency and becomes opaque. This clouding obstructs the passage of light to the retina, diminishing vision quality. The onset of a cataract in one or in both eyes may cause decreased distance vision, increased night vision glare, impaired depth perception and decreased color perception.

Presbyopia is a progressive loss of the focusing power of the lens of the eye resulting in difficulty seeing objects at near and intermediate ranges. Presbyopia occurs as the natural lens of the eye becomes thicker and less flexible with age, making it more difficult for the ciliary muscle to automatically focus the eye. Presbyopia begins to affect most people as they reach their 40’s and causes a loss of most accommodative ability by age 50.

This movement of the natural lens, known as accommodation, enables the eye to focus on objects through a range of near, intermediate and far distances. We consider near distance to be objects 24 inches or less from the eye, or the distance at which a person reads a newspaper. We consider intermediate distance to be between 24 inches to 36 inches, or the distance at which a person reads a computer screen or car dashboard. We consider far distance to be beyond 36 inches.

Our Market

Cataracts are typically treated through surgery in which a patient’s deteriorated natural lens is replaced with an IOL. Cataract extraction followed by IOL implantation is one of the most common surgical procedures performed in the United States and most other developed nations. As estimated by MarketScope, in 2006 approximately 3.0 million cataract procedures were performed in the United States and over 14.4 million cataract procedures were performed worldwide, generating more than $1.5 billion in sales of IOLs. PIOLs accounted for approximately $169 million in worldwide sales in 2006, an increase of 78% over 2005. We believe that the IOL market will grow as the population in the United States and other developed nations ages. We believe PIOLs will capture a greater share of the IOL market due to increased physician and patient awareness of better outcomes associated with PIOLs, increasing disposable income for private pay medical procedures and continued advancements in PIOL technology.

Limitations of Standard Monofocal IOLs

Standard monofocal IOLs are designed to be fixed and stationary within the eye and do not accommodate. As a result, they typically provide good vision at far distances, but do not have multiple focal points to provide good vision across a broad range of distances. Most patients with standard monofocal IOLs must rely on contact lenses or glasses to see at near and intermediate distances.

Limitations of Multifocal PIOLs

Like standard monofocal IOLs, multifocal PIOLs are designed to be fixed and stationary within the eye and do not accommodate. Furthermore, multifocal PIOLs split light rays into optical zones with different powers to produce multiple focal points and are only able to focus a portion of the total available light to each distance. Specifically, multifocal PIOLs are often associated with the following limitations:

•	limited range of vision;

•	compromised clarity of vision;

•	significant rates of side effects;

•	required patient tolerance and adjustment; and

•	potentially significant patient consulting time required of surgeons.

Our Solution

crystalens was the first product introduced into the United States PIOL market and is currently the only FDA-approved accommodating IOL. By virtue of its design, crystalens directs all available light received by the eye to a single focal point in a manner similar to a healthy eye’s natural lens, providing visual quality across a broad range of vision. It does this by accommodating with the eye’s natural focusing mechanism, without the need for the patient to modify the eye’s natural focusing ability for viewing multiple images at any distance. We believe crystalens addresses the limitations of standard monofocal IOLs and multifocal PIOLs by providing the following advantages to ophthalmologists, other eye care professionals and patients:

•	Provides a Broad Range of Vision. crystalens’ ability to accommodate allows the eye to focus on objects across a broad range of vision from near to intermediate to far and enables patients to eliminate or significantly reduce dependence on contact lenses or glasses.

•	Maintains Clarity of Vision. Unlike multifocal PIOLs, crystalens directs all available light received by the eye to a single focal point, resulting in contrast sensitivity comparable to that of a healthy eye’s natural lens.

•	Minimal Side Effects. crystalens data submitted to the FDA indicate minimal patient complaints of moderate or severe glare and halos. crystalens is not required to include warnings related to night driving or other conditions on its labeling.

•	Patient Adjustment not Required. crystalens produces a single image consistent with normal vision, meaning patients do not need to adapt to viewing multiple images.

•	Minimal Patient Consulting Time. Because crystalens accommodates to perform like the eye’s natural lens, and achieves vision comparable to a healthy natural lens, we believe ophthalmologists do not need to spend considerable time prior to or after implantation of crystalens consulting patients on the tolerance of side effects.

Our Strategy

Our goal is to be the leading provider of IOLs for the treatment of cataracts and refractive errors and to continue to increase the value of these procedures for ophthalmologists, other eye care professionals and patients. To achieve this goal, we are pursuing the following strategies:

•	establish crystalens as the treatment of choice for cataract patients;

•	drive overall PIOL market growth and expand our market share;

•	continue to strengthen our United States sales and marketing infrastructure and establish an international sales and marketing organization; and

•	refine and enhance crystalens and broaden our product portfolio through ongoing research and development.

Risks Associated With Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary on page 8 including, without limitation:

•	we have a limited operating history and may not achieve profitability;

•	we currently derive all of our revenues from a single product, crystalens Five-O;

•	we will depend on the adoption of our product by ophthalmologists and other eye care professionals to generate revenue from the sale of our product;

•	we compete with large multinational competitors who already have their own IOLs on the market and who have more experience and resources in manufacturing, sales and marketing and research and development than we do;

•	we may be subject to adverse changes to healthcare laws and regulations that govern us and our products. Any such changes that would affect a patient’s ability to privately pay for our crystalens products would adversely affect our total revenues;

•	we may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy, including our plan to expand into markets outside of the United States;

•	in order to demonstrate the safety and efficacy of our new products, we will likely need to conduct expensive clinical trials involving large patient populations comparing our lenses to other currently established IOLs;

•	there can be no assurance that the results of these clinical trials will demonstrate the safety and efficacy of our products; and

•	our success also depends on our ability to effectively design, develop, maintain and prosecute adequate intellectual property coverage, obtain regulatory approvals for, and commercialize our products.

Corporate Information

We were incorporated in Delaware in July 1998. Our offices are located at 26970 Aliso Viejo Parkway, Suite 100, Aliso Viejo, CA 92656, and our telephone number is (866) 393-6642. Our website is located at www.eyeonics.com. The information found on, or accessible through, our website is not a part of this prospectus.

eyeonics® and crystalens® are registered trademarks of our company in the United States and the European Union. We have a pending trademark application for our crystalens Five-O product. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding after this offering	shares

Estimated initial public offering price per share	$ to $

Use of proceeds	We intend to use the net proceeds of this offering to establish an international sales and marketing organization and to expand our existing United States sales and marketing organization, for research and development, including clinical trials and regulatory compliance, and for working capital and general corporate purposes. See “Use of Proceeds.” If the underwriters exercise their over-allotment option, we will not receive any of the proceeds from the sale of shares by the selling stockholders.

Proposed NASDAQ Global Market symbol	EYON

The number of shares of common stock to be outstanding after this offering is based on 21,607,420 shares outstanding as of June 30, 2007, and excludes:

•	4,611,701 shares of common stock issuable upon exercise of all outstanding options under our 1998 Stock Plan and stand-alone option agreements at a weighted-average exercise price of $2.29 per share;

•	27,692 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $3.25 per share;

•	1,750,000 shares of common stock reserved for future grant or issuance under our 2007 Equity Incentive Plan and 250,000 shares of common stock reserved for future grant or issuance under our 2007 Employee Stock Purchase Plan; and

•	automatic annual increases in the number of shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

Except as otherwise noted, all information in this prospectus assumes:

•	a -for- reverse split of the shares of our common and preferred stock to occur prior to the completion of this offering;

•	no exercise of the underwriters’ over-allotment option;

•	the conversion of all our outstanding convertible preferred stock into 20,756,973 shares of common stock immediately upon the closing of this offering and the retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock; and

•	the filing of our amended and restated certificate of incorporation, which will occur upon the completion of this offering.

Summary Financial Data

The following table presents summary historical, pro forma and pro forma as adjusted financial data. We derived the summary consolidated statements of operations data for each of the years ended December 31, 2004, 2005 and 2006, from our audited consolidated financial statements that are included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the six months ended June 30, 2006 and 2007, and the summary consolidated balance sheet data as of June 30, 2007, from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared this unaudited information on a basis consistent with our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for such period. Our historic results are not necessarily indicative of the results that may be expected in the future. Our operating results for the six months ended June 30, 2007 may not be indicative of expected results for the full fiscal year. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands, except share and per share amounts)

Total revenues	$12,943	$16,120	$17,068	$8,397	$13,622
Cost of revenues	1,887	3,535	3,242	864	1,462

Gross profit	11,056	12,585	13,826	7,532	12,160

Operating expenses:
Research and development	2,012	2,856	2,973	1,430	1,598
Selling and marketing	7,908	11,696	15,521	8,754	7,336
General and administrative	2,968	3,585	4,356	2,044	6,970

Total operating expenses	12,888	18,137	22,850	12,228	15,904

Loss from operations	(1,832)	(5,552)	(9,024)	(4,696)	(3,745)
Interest income	96	131	609	330	252

Loss before income taxes	(1,735)	(5,421)	(8,415)	(4,366)	(3,492)
Provision for income taxes	—	—	—	—	86

Net loss	$(1,735)	$(5,421)	$(8,415)	$(4,366)	$(3,578)

Net loss per share — basic and diluted(1)	$(4.12)	$(8.21)	$(10.85)	$(5.95)	$(4.32)

Weighted-average common shares outstanding — basic and diluted(1)	421,330	660,557	775,494	733,481	829,130

Pro forma net loss per share — basic and diluted(1)			$(0.39)		$(0.17)

Pro forma weighted-average shares outstanding(1)			21,532,467		21,586,103

(1)	See Note 1 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share.

	As of June 30, 2007
			Pro Forma As
	Actual	Pro Forma(1)	Adjusted(2)
		(in thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$9,834	$9,834
Working capital	10,724	10,724
Total assets	16,915	16,915
Long-term obligations, less current portion	94	94
Redeemable convertible preferred stock	43,710	—
Accumulated deficit	(38,071)	(40,695)
Total stockholders’ (deficit) equity	(31,647)	12,063

(1)	On a pro forma basis to give effect to (1) the conversion of all our outstanding shares of convertible preferred stock into 20,756,973 shares of common stock immediately upon closing of this offering and (2) the retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock.
(2)	On a pro forma as adjusted basis to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into common stock upon the completion of this offering and to reflect the sale of shares of our common stock in this offering at an assumed initial offering price to the public of $ per share, after deducting the underwriting discounts, commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase in the assumed offering price of $ per share, would increase each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 decrease in the assumed offering price of $ per share, would decrease each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face.

Risks Related to Our Business

We have a history of operating losses and may not be able to attain profitability, even if we generate significant revenues.

We have incurred net losses each year since our inception in 1998. For the years ended December 31, 2004, 2005 and 2006, we had net losses of $1.7 million, $5.4 million, $8.4 million, respectively, and $3.6 million for the first six months of 2007. As of June 30, 2007, we had an accumulated deficit of $38.1 million. To date, we have financed our operations primarily through private placements of our equity securities and total revenues from sales of our crystalens product. We have devoted substantially all of our resources to the research, development, regulatory approval, manufacturing and commercialization of our products. We expect our research and development expenses to increase as we continue to develop enhancements to our crystalens product and new product candidates. If we receive approval from the United States Food and Drug Administration, or FDA, of any such product candidates, we expect to incur significant sales, marketing and manufacturing expenses as we commercialize those products. Following this offering, we expect our general and administrative expenses will increase due to the additional operating and reporting costs associated with being a public company and the planned expansion of our sales and marketing force and manufacturing activities. As a result, we cannot be certain that we will operate at a profit, and our failure to do so would have an adverse effect on stockholders’ equity and your investment in our common stock.

We expect to derive substantially all of our future revenue from sales of a single product, crystalens, and this product could fail to generate significant revenue or achieve market acceptance.

Currently, the only product we market is the crystalens Five-O. We began full commercial release in the United States of our first generation product, crystalens AT-45, in 2004 and our second generation product, crystalens AT-45 SE, in 2005. We released our third generation product, crystalens Five-O, in November 2006. We expect that sales of our crystalens product will account for substantially all of our revenue for at least the next several years and we are highly dependent on the success of this product. Standard monofocal intraocular lenses, or IOLs, are currently the traditional, established treatment for the replacement of cataractous lenses. These products are well established among ophthalmologists and other eye care professionals and have well-defined reimbursement policies. By contrast, our crystalens product is a relatively new IOL, has limited product and brand recognition and has been used by a limited number of ophthalmologists. We may have difficulty gaining widespread acceptance of our crystalens product among ophthalmologists, other eye care professionals and patients for a number of reasons including:

•	the presence of competing products sold by companies with longer operating histories, more recognizable names and more established distribution networks;

•	the results of any adverse long-term clinical studies relating to the effectiveness of our crystalens product;

•	the availability of alternative treatments or procedures that may be, or may be perceived to be, more effective, safer or less costly than crystalens;

•	perceptions of crystalens as compared to other treatments for cataracts; and

•	the lack of full reimbursement from healthcare payors for premium IOLs, or PIOLs, including crystalens.

If ophthalmologists, other eye care professionals and patients do not adopt crystalens for replacing cataractous lenses, our operating results and our business will be harmed. If we are unable to continue to manufacture or sell crystalens, or if production of crystalens were interrupted or could not continue in a cost-effective or timely manner, whether due to regulatory sanctions, manufacturing constraints, product defects or recalls, obsolescence of our technology, increased competition, intellectual property concerns or otherwise, our business would be harmed.

Legislative or regulatory reform of the healthcare system may affect our ability to sell crystalens profitably.

In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed at the federal and state levels that would effect major changes in the healthcare system. In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted. For example, changes were recently finalized regarding the methodology used by the Medicare program to calculate payments for surgical services performed in ambulatory surgery centers, or ASCs, including services related to the implantation of IOLs, and final changes are expected to go into effect in 2008. Although the projected payment rates under these changes, scheduled to go into effect in 2008, would result in a slight increase in Medicare payments for most of the cataract surgeries and IOL implantations, the final amounts are not known at this time. Additionally, we expect to experience pricing pressures in connection with the future sale of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative proposals. If, as a result of legislative or regulatory healthcare reform, we cannot sell crystalens profitably our business would be harmed.

Our business model depends on the ability of patients to privately pay for the incremental presbyopia-correcting aspects of crystalens implantation for the treatment of cataracts.

The Centers for Medicare and Medicaid Services, or CMS, issued a ruling in May 2005 to address coverage for PIOLs, including our crystalens. The coverage policy provides that Medicare beneficiaries undergoing cataract surgery may elect to upgrade to a PIOL with presbyopia-correcting technology over the standard monofocal IOL. CMS determined that the Medicare program would cover and reimburse for the cataract surgery and insertion of a standard monofocal IOL, and the beneficiary would be responsible for the incremental fees above the Medicare payment amount. Specifically, the beneficiary is responsible for payment of that portion of the charge for the presbyopia-correcting IOL and associated services that exceed the Medicare allowed payments for insertion of a standard monofocal IOL following cataract surgery. Prior to the May 2005 CMS ruling, patients had to opt out of coverage for both the cataract procedure and the PIOL. If CMS were to change its current policies permitting ASCs, hospitals and physicians to charge patients directly for the incremental differences between a standard monofocal IOL and a PIOL, providers may not receive adequate payment and reimbursement for services performed using our products and our revenues could diminish significantly.

Patients may not be willing to pay for the price difference between a standard monofocal IOL and a PIOL such as ours, an increment which is typically not covered by medicare or other third-party payors.

Payment for a standard monofocal IOL furnished in an outpatient setting is typically covered by Medicare, private insurance or other third-party payors. However, a cataract patient may request implantation of a PIOL, such as our crystalens, in place of a standard monofocal IOL. The patient is typically responsible for payment of that portion of the charge for the PIOL and associated services that exceeds the charge for implantation of a standard monofocal IOL. Due to this additional cost, patients may not elect to receive PIOLs, and the PIOL channel and our business may not grow as anticipated. Additionally, weak or uncertain economic conditions may cause individuals to be less willing to pay for PIOLs in general, including our products. A decline in economic conditions in the United States or in international markets could result in a decline in demand for our crystalens product and could have a material adverse effect on our business, financial condition and results of operations.

Ophthalmologists and other eye care professionals may not recommend PIOLs over standard monofocal IOLs or adopt our crystalens product over other PIOLs.

Our success depends, in part, on ophthalmologists and other eye care professionals determining that PIOLs are a more favorable alternative for the treatment of cataracts, and subsequently adopting our PIOLs over competing PIOLs. There are numerous clinical studies and journal articles, including peer reviewed articles, supporting the use of standard monofocal IOLs, which have been used to treat cataract patients successfully for more than 20 years, and the use of certain brands of multifocal PIOLs. If ophthalmologists and other eye care professionals do not perceive, based on experience, patient feedback, or such studies or articles, that PIOLs offer an attractive alternative to standard monofocal IOLs or that our accommodating PIOLs provide advantages over multifocal PIOLs and other competing products, the premium channel of the PIOL market would not grow as anticipated. Moreover, if ophthalmologists and other eye care professionals do not recommend our crystalens product over other PIOLs, our business and results of operations would be harmed.

We market our products to numerous healthcare providers, including ophthalmologists, other eye care professionals, hospitals and ASCs. We have developed and strive to maintain close relationships with members of each of these groups, who assist us with product research and development and advise us on how to satisfy the full range of surgeon and patient needs. We rely on these groups to recommend our products to their patients and colleagues. The failure of our crystalens product or any new products we may introduce to retain the support of these various groups could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate significantly.

Our quarterly and annual operating results have varied significantly in the past, and we may continue to experience such volatility due to a number of factors, many of which are beyond our control, including:

•	fluctuations in the demand for our products;

•	the timing and success of our international launch;

•	fluctuations in the number of cataract procedures performed by our customers, which could decrease significantly during holiday seasons and summer months, when significant numbers of physicians and patients may schedule vacations;

•	new product introductions by us or our competitors and deferrals of customer orders in anticipation of, or exchanges of inventory following, the introduction of new products or product enhancements by us;

•	variances in the sales terms, timing, volume of customer orders or exchanges from period to period;

•	the length of our sales cycle which varies and may be unpredictable; and

•	variations in the royalty rates and offsets and royalty termination dates applicable to our products.

As a result, you should not rely on our results in any past period as an indication of future results and you should anticipate that fluctuations in our quarterly and annual operating results may continue and could generate volatility in the price of our common stock.

The medical device industry is highly competitive and subject to rapid technological change. If our competitors are better able to develop and market products that are safer, more effective, less costly or otherwise more attractive than our crystalens product or any new products that we may develop, our commercial opportunity may be reduced or eliminated.

The medical device industry, and the market for IOLs in particular, is highly competitive and subject to rapid and profound technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development of IOL technologies and products.

We compete primarily with manufacturers of IOLs, including Alcon, Advanced Medical Optics, IOLtech Laboratories, Bausch & Lomb, Lenstec, Carl Zeiss-Meditec, Hoya, Santen, Corneal, Human Optics, Moria and STAAR Surgical Company, or STAAR. Alcon and Advanced Medical Optics are the leading manufacturers of PIOLs, which compete more directly with our products than standard monofocal IOLs. Several companies, including Lenstec and Visiogen, are conducting FDA-approved clinical trials of accommodating PIOL product candidates that, if approved for marketing, would compete directly with crystalens. In addition, at least one competitor, Human Optics, offers an accommodating PIOL technology that is approved for sale outside of the United States. We also believe that several companies, including Alcon and Advanced Medical Optics, are developing accommodating lens technologies, or may acquire businesses, products or technologies, to compete directly with crystalens.

Many of our competitors are publicly traded companies or are divisions of publicly-traded companies, which enjoy several competitive advantages, including:

•	greater financial and human resources for product development, sales and marketing and patent litigation;

•	significantly greater name recognition;

•	longer operating histories;

•	established relations with healthcare professionals, customers and third-party payors;

•	additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives;

•	established distribution networks; and

•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products.

We may also in the future compete with manufacturers of alternative technologies to treat visual correction of cataracts and presbyopia. If any of these alternative technologies gain market acceptance, this may reduce demand for our crystalens product. In addition, we may also compete with other vision disorder treatments, such as drug therapies, corrective lenses and other surgical products and techniques, such as laser eye surgery.

Our competitors, medical companies, academic and research institutions or others could develop new therapies, medical devices or surgical procedures that could render IOL implantation obsolete. Demand for crystalens or our future products, if any, would decline if such a disruptive product or technology were introduced, and our business would be harmed.

If we do not introduce new commercially successful products in a timely manner, our products may become obsolete over time, customers may not buy our products and our revenue and profitability may decline.

Demand for our products may change in ways we may not anticipate due to:

•	changing reimbursement protocols;

•	changing customer needs;

•	the introduction of new products and technologies;

•	evolving surgical practices;

•	evolving industry standards; and

•	other unforeseen reasons.

Without the timely introduction of new commercially successful products and enhancements, our products may become obsolete over time, in which case our sales and operating results would suffer. The success of our new product offerings, if any, will depend on several factors, including our ability to:

•	properly identify and anticipate customer needs;

•	commercialize new products in a cost-effective and timely manner;

•	manufacture and deliver products in sufficient volumes on time;

•	obtain regulatory approval for new products;

•	differentiate our offerings from competitors’ offerings;

•	achieve positive clinical outcomes;

•	satisfy the increased demands from healthcare payors, providers and patients for lower-cost procedures;

•	innovate and develop new materials, product designs and surgical techniques; and

•	provide adequate medical and consumer education relating to new products and attract key ophthalmologists and other eye care professionals to advocate these new products.

Moreover, we will need to make a substantial investment in research and development before we can determine the commercial viability of any innovations, and we may not have the financial resources required to fund such development. In addition, even if we are able to successfully develop product enhancements or new products, these enhancements or new products may not produce revenue in excess of the costs of development or they may be quickly rendered obsolete by changing customer preferences or the introduction by our competitors of products embodying superior technologies or features.

We plan to discover, develop and commercialize a portfolio of new products and product enhancements to crystalens through our internal research programs, and we may explore strategic collaborations for the development of new extensions of our PIOL technologies. Research programs to identify new products will require substantial technical, financial and human resources, whether or not any such products are ultimately identified. We may determine that one or more of our pre-clinical programs do not have sufficient potential to warrant the allocation of such resources. Our research programs may initially show promise in identifying potential products, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential products;

•	competitors may develop alternatives that render our future products, if any, obsolete;

•	our products may not be deployed safely or effectively;

•	our future products, if any, may, on further study, be shown to have harmful side effects or other characteristics that indicate they are unlikely to be effective;

•	our clinical trials may not be successful; and

•	we may not receive regulatory approval.

If we are unable to adequately protect our intellectual property, our competitors and other third parties could produce products based on our intellectual property, which would substantially impair our ability to compete.

Our success and ability to compete depends in part upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, trade secret, copyright and trademark law and license agreements, as well as nondisclosure agreements, to protect our intellectual property. These legal means, however, afford only limited protection and may not be adequate to protect our rights. In addition, we cannot be sure that any of our pending patent applications will issue. The United States Patent and Trademark Office, or PTO, or other foreign patent and trademark offices may deny or significantly narrow claims made under our patent applications and, even if issued, these patents may be successfully challenged, may be designed around, or may otherwise not provide us with commercial protection. A European patent exclusively licensed by us is presently being opposed in the European patent office by Human Optics, a German IOL manufacturer. Human Optics contends that the disclosures contained in the challenged patent are insufficient and the claims are therefore invalid. In a ruling dated May 29, 2007, the European patent office found that the patent disclosures were sufficient but that one claim was overly broad with respect to the description of the lens haptics, which extend from opposing sides of the optic to facilitate positioning and stability within the eye, thus suggesting anticipation by prior art. We intend to submit a patent amendment with modified claims containing more precise language. The deadline for submitting such an amendment is September 19, 2007. There can be no assurance that the proposed modifications will succeed in preventing the invalidation of one or more claims of the subject patent.

We may in the future need to assert claims of infringement against third parties to protect our intellectual property. Regardless of the final outcome, any litigation to enforce our intellectual property rights in patents, copyrights, or trademarks could be highly unpredictable and result in substantial costs and diversion of resources, which could have a material adverse effect on our business, financial condition and results of operations. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, or are invalid or unenforceable, and could award attorneys’ fees to the other party. For example, in 2002, we commenced an action against Human Optics in a German court in Dusseldorf, Germany alleging that Human Optics infringed one of our exclusively licensed German patents. The German court issued a verdict of non-infringement, apparently accepting Human Optics’ argument that the method of action of its lens differed from the method of action described in the subject patent. In addition, the laws of other countries in which our product offerings is or may be sold may not protect our product offerings and intellectual property to the same extent as United States laws, if at all. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so, or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Our inability to adequately protect our intellectual property could allow our competitors and other third parties to produce products based on our patented or proprietary technology and other intellectual property rights, which could substantially impair our ability to compete.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from selling our product offerings, require us to obtain licenses from third parties to develop non-infringing alternatives and/or subject us to substantial monetary damages and injunctive relief.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We are aware of numerous patents issued and patents pending to third parties that may relate to current and future generations of crystalens. The owners of these patents may assert that the manufacture, use or sale of crystalens infringes one or more claims of their patents. Moreover, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business. Third parties could also assert infringement or misappropriation claims against us with respect to our future product offerings, if any. Whether or not such claims are valid, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Any infringement or misappropriation claim could result in significant costs, substantial damages and our inability to manufacture, market or sell our existing or future product offerings that are found to infringe. Even if we were to prevail in any such action, the litigation could result in substantial cost and diversion of resources that could materially and adversely affect our business. If a court determined, or if we independently discovered, that our product offerings violated third-party proprietary rights, there can be no assurance that we would be able to re-engineer our product offerings to avoid those rights or obtain a license under those rights on commercially reasonable terms, if at all. As a result, we could be prohibited from selling products that are found to infringe. Even if obtaining a license were feasible, it may be costly and time-consuming. A court could also enter orders that temporarily, preliminarily or permanently enjoin us or our customers from making, using, selling, offering to sell or importing our crystalens product or future products, if any, or could enter orders mandating that we undertake certain remedial activities. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest, and could in addition treble the compensatory damages and award attorneys’ fees. These damages could be substantial and could harm our reputation, business, financial condition and results of operations.

The clinical trial process required to obtain regulatory approvals is costly and uncertain, and could result in delays in new product introductions.

In order to obtain pre-market approval, or PMA, the sponsor of a product candidate must conduct well controlled clinical trials designed to assess the safety and efficacy of the product candidate. Conducting clinical trials is a complex and expensive process, and outcomes are inherently uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in commercial sales. We may suffer significant setbacks in clinical trials, even after earlier clinical trials showed promising results. Any of our product candidates may produce undesirable side effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time to avoid exposing trial participants to unacceptable health risks.

Successful results of pre-clinical studies are not necessarily indicative of future clinical trial results, and predecessor clinical trial results may not be replicated in subsequent clinical trials. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance or approval of our products. If we are unable to demonstrate the safety and efficacy of our future products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our pre-clinical studies and clinical trials may not be sufficient to support FDA approval.

In addition, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones could include our submission for a CE Marking in the European Union, the submission to the FDA of an investigational device exemption, or IDE, application to commence a pivotal clinical trial for a new product candidate, the enrollment of patients in clinical trials, the release of data from clinical trials and other clinical and regulatory events. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

Clinical trials may be necessary to support a PMA application, for our product candidates as well as PMA supplements for modified versions of our marketed products. This would involve significantly more expense than an IDE and would require the enrollment of large numbers of suitable patients, which may be difficult to identify recruit and maintain as participants in the clinical trial. The clinical trials supporting the PMA application for crystalens, which is approved by the FDA and currently marketed, involved 324 patients. We expect that we will provide the FDA with data on the results of approximately 125 patients with four-month follow-up to support any future PMA applications for modifications to the approved crystalens product. The FDA may require us to submit data on a greater number of patients or a longer follow-up period, in which case we would incur additional expenses that could be significant.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site; and

•	recruiting and enrolling patients, and maintaining their participation in clinical trials.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites and the eligibility criteria for the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or suffer adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials may also be delayed as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with applicable regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; and

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of a clinical trial may also ultimately lead to the denial of regulatory approval of the subject product candidate.

We plan to expand into markets outside of the United States, which will subject us to additional business and regulatory risks and there can be no assurance our product will be accepted in international markets.

In 2000, we launched crystalens in selected international markets, primarily in Europe, with limited success. We intend to re-launch crystalens in Europe, South America and the Asia-Pacific region, which will subject us to a number of risks and uncertainties. In the future, we may establish a manufacturing facility outside of the United States and can provide no assurance that our manufacturing facility would meet applicable foreign regulatory requirements or standards at an acceptable cost, on a timely basis, or at all. In addition, the FDA must approve any facility outside the United States that manufactures products for sale or use in clinical trials in the United States, as well as any related manufacturing processes and specifications. Our suppliers must also comply with FDA and foreign regulatory requirements, which often require significant time, money and record-keeping and quality assurance efforts, and could subject us or our suppliers to potential regulatory inspections and stoppages.

Engaging in international business inherently involves a number of other difficulties and risks, including:

•	competition from established companies, many of which are well positioned within their local markets with longer operating histories, more recognizable names and more established distribution networks;

•	overcoming negative perceptions generated by our first attempt to introduce crystalens internationally;

•	overcoming negative perceptions concerning silicon-based lenses;

•	the availability and level of reimbursement within prevailing foreign healthcare payment systems and the ability of patients to elect to privately pay for our crystalens product;

•	difficulties in enforcing intellectual property rights;

•	pricing pressure that we may experience internationally;

•	required compliance with existing and changing foreign regulatory requirements and laws;

•	laws and business practices favoring local companies;

•	longer sales and payment cycles;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	political and economic instability;

•	foreign currency risks that could adversely affect our financial results;

•	potentially adverse tax consequences, tariffs and other trade barriers;

•	international terrorism and anti-American sentiment;

•	difficulties and costs associated with staffing and managing foreign operations; and

•	export restrictions and controls relating to technology.

If we or our suppliers are unable to address these international risks, we may fail to establish and maintain an international presence, and our business, financial condition and results of operations would suffer.

We and our suppliers are subject to extensive government regulation. A failure to comply with regulatory requirements or to receive regulatory clearance or approval for our products may increase our costs or prevent us from selling our products.

Our crystalens product is classified as a medical device. As a result, we are subject to extensive government regulation in the United States by the FDA and state regulatory authorities and by foreign regulatory authorities in the countries in which we conduct business. These regulations relate to research and development, design, testing, manufacturing, safety and environmental controls, efficacy, labeling, advertising, promotion, pricing, record keeping and the sale and distribution of our crystalens product.

In the United States, before we can market a new medical device, or a new use of, new claim for, or significant modification to, an existing product, we must first receive either 510(k) clearance or approval of a PMA application from the FDA, unless an exemption applies. We market our product under a PMA. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA until an approval is obtained.

We must comply with continuing post-market regulatory requirements of the FDA and other regulatory authorities and may become subject to substantial penalties if we fail to do so, and, even after a product has been approved for sale by the FDA or another regulatory authority, we could be required to, or may voluntarily, recall or withdraw the product from the market if we learn that it is potentially unsafe.

Even after regulatory clearance or approval of a product is granted, we and our contract suppliers must comply with continuing regulation by the FDA and other regulatory authorities, including the FDA’s Quality System Regulation, or QSR, which covers the procedures concerning (and documentation of) the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state, foreign and supranational requirements and licenses applicable to manufacturers of medical devices. As a result, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and other regulatory authorities in other countries. Failure to pass a QSR inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Failure to take adequate corrective action in response to inspection observations or other agency requests could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions, civil fines and penalties or criminal prosecutions.

Once a medical device is approved, a manufacturer must notify FDA of any modifications to the device. Any modification to a device that has received FDA clearance or approval that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires pre-market clearance or approval from FDA pursuant to a new 510(k) clearance or approval of a PMA supplement. The FDA requires every manufacturer to make the determination in the first instance regarding whether a modification to a cleared or approved device necessitates the filing of a new 510(k) or PMA supplement. The FDA may review any manufacturer’s decision and can disagree. We have made modifications to crystalens that we believed did not require submission of a new PMA application or PMA supplement. Upon its review of our 2006 annual report, the FDA cited three such modifications to our product, which FDA determined required PMA supplements. We have subsequently filed the necessary PMA supplements in accordance with FDA’s request, and FDA has closed out our annual report. FDA has approved all of the supplements. We continued to market the modified product while the supplements were pending. As of July 27, 2007, we have not incurred any fines or penalties as a result, but the FDA could choose to take enforcement action in the future in response to our marketing of an unapproved modification. If the FDA disagrees with any future determination by us that a new clearance or approval is not required, we may need to cease marketing or to recall the modified product until we obtain clearance or approval. In addition, we could also be subject to significant regulatory fines or penalties. Any of these outcomes would harm our business.

Our original PMA approval included a post-marketing study requirement and future approvals may be subject to similar requirements.

We are also required to conduct surveillance to monitor the safety or efficacy of our products, and we are required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Under our current FDA approval, we are limited to marketing and advertising crystalens for the treatment of cataract patients with or without presbyopia.

The FDA allows us to label, advertise and promote crystalens only for its approved indication, which is the replacement of a cataractous lens in adult patients with or without presbyopia. Under our current FDA approval, we are not allowed to market or advertise crystalens for unapproved, or off-label uses, such as the treatment of presbyopia in non-cataract patients or the correction of other vision disorders. If we wish to market and promote crystalens for other indications, we would have to conduct additional clinical trials to support additional PMA applications for approval of such indications, which would be costly and take a number of years. Even if we submitted additional clinical data to the FDA to support other applications, there can be no assurance that we would be successful in obtaining approval to market crystalens for other indications. While the FDA does not regulate physicians’ choice of treatments, we may not, and we believe we currently do not, in our training, marketing or promotional materials or otherwise, actively promote or advertise crystalens for off-label uses, even if physicians use crystalens to treat such conditions. The U.S. Attorneys’ offices and other regulators, in addition to the FDA, have recently focused substantial attention on off-label promotional activities and, in certain cases, have initiated civil and criminal investigations and actions related to such practices. If we are found to have promoted off-label uses of crystalens in violation of the FDA’s marketing approval requirements, we could face warning letters, significant adverse publicity, fines, legal proceedings, injunctions or other penalties, any of which would be harmful to our business.

We anticipate significant growth, which we may fail to manage effectively.

We must continue to grow in order to meet our business and financial objectives. However, continued growth may create numerous challenges, including:

•	new and increased responsibilities for our management team;

•	increased pressure on our operating and financial systems, controls and reporting systems;

•	the need to hire, train and manage additional qualified personnel;

•	management of an increasing number of relationships with our customers, suppliers and other third parties;

•	strain on our ability to source a larger supply of components which meet our required specifications on a timely basis; and

•	additional manufacturing capacity requirements.

If we fail to manage any of the above challenges effectively, our business may be harmed.

We depend on certain single-source suppliers for key components of our products, and the loss of any of these suppliers, or their inability to supply us with an adequate supply of materials, could harm our business.

We rely upon certain suppliers to supply key parts for our products on a sole or limited source basis. For example, we rely solely upon NuSil Technology LLC to supply silicon materials for the production of our PIOLs, and STAAR to supply IOL insertion devices, or injectors. Our only injector supply contract is with STAAR and because STAAR’s injector is not custom designed for crystalens, any modification to the design of the injector may not be compatible with crystalens. If any single-source supplier were to fail to supply our needs on a timely basis or cease providing us key components, we would be required to locate and contract with substitute suppliers. We may have difficulty identifying a substitute supplier in a timely manner and on commercially reasonable terms. If this were to occur, we may not be able to meet our sales goals or continue manufacturing lenses, and in either case our business would be harmed. In addition, a significant price increase from any of our suppliers could negatively impact profitability if we are unable to sufficiently increase prices to our customers. In order to ensure sufficient supply, we may determine that we need to provide financing to some of our suppliers, which could increase our financial exposure to these suppliers. Our orders with certain of our suppliers represent a very small portion of their total orders. As a result, they may not give priority to our business, leading to potential delays in or cancellation of our orders.

There are potential complications associated with crystalens and potential long term complications or unfavorable side effects could emerge in the future.

The safety and effectiveness of crystalens has not been evaluated in patients under the age of 50 and there is limited clinical data surrounding its long-term stability in the human eye. Clinical trials indicate that, in rare instances, patients receiving crystalens may experience adverse events, the most prevalent of which is cystoid macular edema, a typically painless and reversible disorder resulting in blurred vision. The rate of adverse events is comparable to or lower than the rate associated with the control population of standard monofocal IOLs. Some adverse events could require secondary surgical interventions or result in permanent vision impairment. The possibility of unfavorable side effects, and any resultant adverse publicity, could deter ophthalmologists from using crystalens, which may significantly diminish our revenues and harm our business.

Product liability suits brought against us could result in expensive and time-consuming litigation, payment of substantial damages and an increase in our insurance rates.

If our product offerings, including crystalens, are defectively designed or manufactured, contain defective components, or are used or deployed improperly, or if someone claims any of the foregoing, whether or not such claims are meritorious, we may become subject to substantial and costly litigation. Any product liability claims brought against us, with or without merit, could divert management’s attention from our business, be expensive to defend, result in sizable damage awards against us, damage our reputation, increase our product liability insurance rates, prevent us from securing continuing coverage, or prevent or interfere with commercialization of our products. In addition, we may not have sufficient insurance coverage for all future claims. Product liability claims brought against us in excess of our insurance coverage would likely be paid out of cash reserves, harming our financial condition and results of operations. On June 12, 2007, a patient who received bilateral crystalens implants filed suit against us in the Philadelphia, Pennsylvania, Court of Common Pleas. The case is in its initial stages and no complaint or other substantive pleadings have been filed. We anticipate that the pleadings will contend that the lenses were defective, or that there has been a breach of warranty of some fashion. We have turned the case over to our insurance carrier and intend to defend the matter vigorously.

We rely on third parties to conduct and assist us with the clinical trials and pre-clinical development often needed for regulatory approval and commercialization of our products. Any product candidates that fail to perform as anticipated could delay or jeopardize clinical development of our product condition.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third-parties, such as CROs, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. In addition, we rely on third-parties to assist with the pre-clinical development of our products. If these third parties do not perform their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols and regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated. Without these activities or trials, we may fail to obtain regulatory approval for our products or fail to commercialize them on a timely basis, if at all. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

Federal and state laws pertaining to healthcare fraud and abuse could materially adversely affect our business and results of operations.

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including, without limitation, anti-kickback laws, physician self-referral laws and false claims laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE. We have certain arrangements with healthcare providers that may implicate these laws, such as our relationships with members of our Scientific Advisory Board and certain physicians who serve as consultants and have in the past received options to purchase our common stock. While we believe that our operations are in material compliance with such laws, because of the complex and far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. Any violations of these laws or regulations could result in a material adverse effect on our business, financial condition and results of operations. In addition, if there is a change in these laws, regulations, or the administrative or judicial interpretation of them, or the ability of patients to elect to receive private pay options, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

The audit of our financial statements for the year ended December 31, 2006 identified a material weakness in our internal controls over financial reporting concerning the accounting for significant non-routine transactions, and if not corrected, this material weakness could result in a material misstatement of our results of operations or financial condition, which could harm our business and cause our stock price to decline.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting concerning the accounting for significant non-routine transactions. Specifically, in January 2007, we did not appropriately identify and analyze the accounting and financial reporting related to the amendment of royalty provisions in certain of our license agreements, as discussed under “Related Party Transactions.” A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control over financial reporting. To address this material weakness, we have reviewed the accounting for our current material contracts and revised our procedures for review of future material contracts. In addition, we have established a management Disclosure Committee to review significant, non-routine transactions and plan to hire additional financial personnel. Our internal control over financial reporting will be reassessed in conjunction with our annual audit for the year ended December 31, 2007.

Although we have taken certain measures to remediate the material weakness, we cannot assure you that these efforts will remediate the material weakness. Moreover, we cannot assure you that we have identified all, or that we will not in the future have, additional material weaknesses or significant deficiencies and control deficiencies.

A loss of key executives or failure to attract qualified personnel could limit our growth and adversely affect our business.

Our future success depends in part on the continued service of key personnel, particularly our Chairman, President, Chief Executive Officer and co-founder, J. Andy Corley. We do not have employment agreements with any of our employees and we do not have key person insurance on any of our executives. The loss of Mr. Corley or any one or more of our executives could place a significant strain on our remaining management team and we may have difficulty replacing any of these individuals. Furthermore, our future growth will depend in part upon our ability to identify, hire and retain additional key personnel, including qualified management, research and other highly skilled technical personnel. Competition for such skilled personnel is intense, and the loss of services of a number of key individuals, or our inability to hire new personnel with the requisite skill sets, could inhibit our ability to develop new products or enhance existing products in a timely manner, sell products to our customers or manage our business effectively. These issues would be magnified if any of our key personnel losses went to work for competitors.

We may not be able to utilize our net operating loss carryforwards, which could cause us to be subject to tax on our income earlier than anticipated.

We believe that as of December 31, 2006, approximately $19.0 and $22.9 million of net operating loss carryforwards were available to us for federal and state income tax purposes, respectively. Section 382 of the Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone significant changes in its stock ownership. We have internally reviewed the applicability of the annual limitation imposed by Section 382 caused by previous changes in our stock ownership and believe such limitations should not be significant. Future ownership changes, including changes resulting from or affected by this offering, may adversely affect our ability to use our remaining net operating loss carryforwards. If our ability to use net operating loss carryforwards is limited, we may be subject to tax on our income earlier than we would have otherwise been. We will continue to monitor ownership changes under Section 382, including changes resulting from this offering.

If any of our employees, consultants or others breach their proprietary information agreements, our competitive position could be harmed.

We protect our proprietary technology, in part, through proprietary information and inventions agreements with employees, consultants and other parties. These agreements with employees and consultants generally contain standard provisions requiring those individuals to assign to us, without additional consideration, inventions conceived or reduced to practice by them while employed or retained by us, subject to customary exceptions. If any of our employees, consultants or others breach these agreements our competitors may learn our trade secrets. Even if we file suit to prevent or stop such disclosure, there is a risk that a court could find we have not adequately protected the information as a trade secret and allow use of the disclosed information by our competitors.

Because we have operated as a private company, we have no experience complying with public company obligations, including recently enacted changes in securities laws and regulations. Compliance with these requirements will increase our costs and require additional management resources, and we still may fail to comply.

We have operated as a private company, and we have not been subject to many requirements applicable to public companies. Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules related to corporate governance and other matters subsequently adopted by the SEC and NASDAQ Global Market, will result in increased administrative costs to us and increased legal and accounting fees. The impact of these events and heightened corporate governance standards could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a management report on the company’s internal control over financial reporting in their annual reports on Form 10-K. In addition, the independent registered public accounting firm auditing a company’s financial statements must attest to and report on the effectiveness of a company’s internal control over financial reporting. We may be unable to comply with these requirements by the applicable deadlines beginning with our Form 10-K for the period ending December 31, 2008. Both we and our independent registered public accounting firm will be testing our internal controls over financial reporting in connection with Section 404 requirements and could, as part of that documentation and testing, identify material weaknesses, significant deficiencies or other areas requiring further attention or improvement.

We may need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We may need to raise substantial additional capital to:

•	expand our sales and marketing organization in the United States and internationally;

•	fund our operations, clinical trials and commercialization efforts for new product candidates, if any such products receive regulatory approval for commercial sale;

•	scale-up our manufacturing operations;

•	pursue additional research and development;

•	defend, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights; and

•	acquire companies or in-license products or intellectual property.

We believe that the net proceeds from this offering, together with our existing cash, cash equivalent, and short-term investment balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements for at least the next two years. However, our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our products and any products that we may develop;

•	the effect of competing technological and market developments;

•	licensing technologies for future development; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets or delay, reduce the scope of or eliminate some or all of our development programs.

If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer supports or other resources devoted to our products. Any of these factors could harm our financial condition.

We generally do not have long-term contracts with our customers.

We generally do not enter into long-term customer contracts. As a result, we are exposed to volatility in the market for our products and loss of our customers, and we may not be able to maintain our level of profitability. If we are unable to market our products on terms we find acceptable, our financial condition and results of operations could suffer materially.

Our facilities in California are located near an earthquake fault, and an earthquake or other types of natural disasters or resource shortages could disrupt our operations and adversely affect results.

Important documents and records are located in our corporate headquarters at a single location in Aliso Viejo, California and our manufacturing and distribution facility is located in Rancho Cucamonga, California, both of which are near active earthquake and wildfire zones. In the event of a natural disaster, such as an earthquake, drought or flood, or localized extended outages of critical utilities or transportation systems, we currently do not have a formal business continuity or disaster recovery plan, and could therefore experience a significant business interruption. In addition, California from time to time has experienced shortages of water, electric power and natural gas. Any future such shortages or natural disaster, such as a fire or an earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. A disaster could significantly harm our business and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Our operations involve hazardous materials, and we must comply with environmental laws and regulations, which can be expensive.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage, disposal, and human exposure to hazardous and toxic materials. We could incur costs, fines, and civil and criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Compliance with current or future environmental and safety laws and regulations could restrict our ability to expand our facilities, impair our research, development or production efforts, or require us to incur other significant expenses. There can be no assurance that violations of environmental laws or regulations will not occur in the future as a result of the inability to obtain permits, human error, accident, equipment failure or other causes.

If we choose to acquire new or complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete those acquisitions or to successfully integrate them in a cost-effective and non-disruptive manner.

While we have not made any acquisitions in the past and do not have current commitments to do so, we may in the future choose to acquire businesses, products or technologies to retain our competitive position within the marketplace or to expand into new markets. We cannot assure you, however, that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. If we were unable to integrate any acquired businesses, products or technologies effectively, our business would likely suffer.

Risks Related to This Offering and Ownership of Our Common Stock

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of the common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

•	the depth and liquidity of the market for our common stock;

•	volume, timing and nature of orders for our products;

•	developments generally affecting medical device companies;

•	the announcement of new products or product enhancements by us or our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	investor perceptions of us and our business, including changes in market valuations of medical device companies;

•	actions by institutional or other large stockholders;

•	our results of operations and financial performance; and

•	general economic, industry and market conditions.

In addition, the NASDAQ Global Market has experienced significant volatility with respect to medical technology, pharmaceutical, biotechnology and other life science company stocks. The volatility of medical technology, pharmaceutical, biotechnology and other life science company stocks often does not relate to the operating performance of the companies represented by the stock. Further, there has been particular volatility in the market price of securities of early-stage and development-stage life science companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs, potential liabilities and the diversion of management’s attention and resources.

New investors will incur immediate and substantial dilution in the net tangible book value of the stock purchased.

The initial public offering price is substantially higher than the prices paid for our common stock in the past. This is referred to as dilution. Accordingly, if you purchase common stock in the offering at the initial offering price of $      per share, you will incur immediate dilution of approximately $      per share from the price you pay for our common stock, based upon the number of shares outstanding as of          , 2007. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately          % of the total amount we have raised to fund our operations but will own only approximately          % of our common stock, based upon the number of shares outstanding as of          , 2007. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, could result in further dilution to investors.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. After this offering, we will have           shares of common stock outstanding based on the number of shares outstanding as of          , 2007. All of the           shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Of the remaining shares outstanding upon the closing of this offering           shares may be sold pursuant to Rule 144, 144(k) and 701 upon the expiration of 180-day lockup agreements.

Following this offering, existing stockholders holding an aggregate of approximately           shares of common stock, including shares of common stock underlying warrants, will have rights, subject to some conditions, that permit them to require us to file a registration statement with the Securities and Exchange Commission or include their shares in registration statements that we may file for ourselves or other stockholders. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.

Promptly following this offering, we intend to register approximately           shares, which includes future authorized share increases under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan of common stock for issuance under our stock option plans. As of          , 2007,           shares were subject to outstanding options with a weighted average exercise price of $           per share, of which approximately           shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and each principal stockholder holding more than 5% of our common stock collectively will control approximately     % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to control the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

Our management will have broad discretion over the use and investment of the net proceeds of this offering within certain categories, and, accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management’s specific intentions. We plan to allocate the net proceeds of this offering to establishing an international sales and marketing organization, expanding our existing United States sales and marketing activities, and for research and development, including clinical trials and regulatory compliance. We also plan allocate a portion of the proceeds for working capital and general corporate purposes.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

Anti-takeover provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. The provisions of our charter documents include:

•	a classified board so that only one of the three classes of directors on our board of directors is elected each year;

•	elimination of cumulative voting in the election of directors;

•	procedures for advance notification of stockholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without stockholder approval;

•	a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws; and

•	the ability of our board of directors to issue up to 10,000,000 shares of preferred stock without stockholder approval upon the terms and conditions and with the rights, privileges and preferences as our board of directors may determine.

In addition, as a Delaware corporation, we are subject to Delaware law, including Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless certain specific requirements are met as set forth in Section 203. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control. See “Description of Capital Stock.”

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “contemplate,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “project,” “should,” “will” or “would” or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this prospectus, which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time-to-time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled “Risk Factors” and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

Assuming an initial public offering price of $      per share, the midpoint of the range on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of the           shares of common stock that we are selling in this offering will be approximately $      million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) net proceeds to us from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase in the assumed offering price of $      per share, would increase net proceeds to us from this offering by approximately $      million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 decrease in the assumed offering price of $      per share, would decrease net proceeds to us from this offering by approximately $      million. The pro forma information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Of the net proceeds from this offering, we expect to use approximately:

•	$ million to establish an international sales and marketing organization and to expand our existing United States sales and marketing activities; and

•	$ million for research and development, including clinical trials and regulatory compliance.

We expect to use the remainder of the net proceeds from this offering for working capital and general corporate purposes. We do not expect any of the net proceeds received by us to be paid to affiliates or related parties. The amounts actually spent for each of the foregoing purposes may vary significantly and will depend on a number of factors, including our future sales growth, if any, the amount of cash we generate from future operations, our operating costs, opportunities that may become available to us and other factors described under “Risk Factors.” While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in interest-bearing, investment-grade securities. We cannot predict whether these investments will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

You should read this capitalization table together with the sections of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the financial statements and related notes to those financial statements included elsewhere in this prospectus.

The following table sets forth our capitalization as of June 30, 2007:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the conversion of all our outstanding shares of convertible preferred stock into 20,756,973 shares of common stock immediately upon closing of this offering and (2) the retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock; and

•	on a pro forma as adjusted basis to reflect (1) the receipt of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $ per share, the midpoint of the range on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and (2) the filing and effectiveness of our amended and restated certificate of incorporation.

	As of June 30, 2007
			Pro Forma
	Actual	Pro Forma	as Adjusted(1)
	(in thousands, except share and
	per share data)

Redeemable convertible preferred stock, $0.001 par value — 14,013,093 shares authorized, 13,869,274 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$43,710	$—	$
Stockholders (deficit) equity:
Preferred stock, $0.001 par value — no shares authorized, issued and outstanding, actual and pro forma; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted
Series A convertible preferred stock, $0.001 par value; 7,387,699 shares authorized, 7,387,699 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	7	—
Common stock, $0.001 par value — 30,000,000 authorized, 850,447 issued and outstanding, actual; 30,000,000 shares authorized, 21, 607,420 shares issued and outstanding, pro forma; and 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	1	22
Additional paid-in capital	9,112	52,808
Deferred stock-based compensation	(12)	(12)
Cumulative other comprehensive loss	(60)	(60)
Accumulated deficit	(38,071)	(40,695)
Treasury stock (Series A convertible preferred), at cost — 500,000 shares actual, and no shares pro forma and pro forma as adjusted	(2,625)	—

Total stockholders’ (deficit) equity	(31,647)	12,063

Total capitalization	$12,063	$12,063	$

(1)	Each $1.00 increase (decrease) in the assumed public offering price of $ per share would increase (decrease) each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase in the assumed offering price of $ per share, would increase each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 decrease in the assumed offering price of $ per share, would decrease each of cash, cash equivalents and short-term investments, as paid-in capital total stockholders’ equity and total capitalization by approximately $ million. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

The outstanding share information in the table above excludes, as of June 30, 2007:

•	4,611,701 shares of common stock issuable upon exercise of all outstanding options under our 1998 Stock Plan and stand-alone option agreements at a weighted-average exercise price of $2.29 per share;

•	27,692 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $3.25 per share;

•	1,750,000 shares of common stock reserved for future grant or issuance under our 2007 Equity Incentive Plan and 250,000 shares of common stock reserved for future grant or issuance under our 2007 Employee Stock Purchase Plan; and

•	automatic annual increases in the number of shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of June 30, 2007, we had a net tangible book value of ($31.6) million, or $(37.21) per share of common stock, not taking into account the conversion of our outstanding convertible preferred stock. Net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of our common stock. Our pro forma net tangible book value as of June 30, 2007 was approximately $12.1 million, or $0.56 per share of common stock. Our pro forma net tangible book value and pro forma net tangible book value per share give effect to the conversion of all outstanding shares of our convertible preferred stock into 20,756,973 shares of common stock and to the retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma as adjusted net tangible book value per share of our common stock immediately after the completion of this offering and giving effect to:

•	the conversion of all our outstanding shares of convertible preferred stock into 20,756,973 shares of common stock immediately upon closing of this offering; and

•	the receipt of the estimated net proceeds from the sale of shares of common stock offered by us at an assumed offering price of $ per share, the midpoint of the range on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and the filing and effectiveness of our amended and restated certificate of incorporation to authorize 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

Our pro forma as adjusted net tangible book value as of June 30, 2007, was approximately $      million, or approximately $      per share of common stock. This represents an immediate increase in pro forma net tangible book value of $      per share to our common stockholders and an immediate dilution of $      per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2007	$(37.21)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	37.77

Pro forma net tangible book value per share as of June 30, 2007	0.56
Increase in pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value by approximately $      per share, and the pro forma dilution per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 increase in the assumed offering price of $      per share, would result in a pro forma as adjusted net tangible book value of approximately $        million, or $        per share, and the pro forma dilution per share to investors in this offering would be $        per share. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, together with a corresponding $1.00 decrease in the assumed offering price of $      per share, would result in a pro forma as adjusted net tangible book value of approximately $        million, or $        per share, and the pro forma dilution per share to investors in this offering would be $        per share. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full to purchase           additional shares in this offering, our pro forma as adjusted net tangible book value per share as of June 30, 2007, will be $      per share, representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $      to our existing investors and an immediate dilution per share to new investors in this offering of $     .

The following table sets forth, on the pro forma as adjusted basis described above, as of June 30, 2007, the differences between the total number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by (1) existing stockholders and (2) new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an assumed offering price of $      per share, the midpoint of the range on the cover page of this prospectus.

								Weighted-
	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		per Share

Existing stockholders	21,607,420		%		$52,829,989		%	$2.44
New investors

Total		100.0%		$		100.0%

Each $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, the total consideration paid to us by new investors and total consideration paid to us by all stockholders by $      million, assuming the number of shares offered by us set forth on the cover of this prospectus remains the same.

If the underwriters exercise their over-allotment option in full to purchase           shares of our common stock, our existing stockholders will own     % of our common stock outstanding after the completion of this offering and new investors will own     % of the total number of shares of our common stock outstanding after the completion of this offering.

In the preceding tables and discussion, the shares of common stock outstanding exclude, as of June 30, 2007:

•	4,611,701 shares of common stock issuable upon exercise of all outstanding options under our 1998 Stock Plan and stand-alone option agreements at a weighted-average exercise price of $2.29 per share;

•	27,692 shares of common stock issuable upon exercise of a warrant outstanding at an exercise price of $3.25 per share.

•	1,750,000 shares of common stock reserved for future grant or issuance under our 2007 Equity Incentive Plan and 250,000 shares of common stock reserved for future grant or issuance under our 2007 Employee Stock Purchase Plan; and

•	automatic annual increases in the number of shares of common stock reserved for issuance under our 2007 Equity Incentive Plan and 2007 Employee Stock Purchase Plan.

Assuming the exercise in full of the options and the warrant outstanding as of June 30, 2007 to purchase 4,639,393 shares of common stock, the pro forma net tangible book value before this offering at June 30, 2007, would be $0.87 per share, representing an immediate increase of $0.31 per share to our existing stockholders, and, after giving effect to the sale of shares of common stock in this offering, there would be an immediate dilution of $      per share to new investors in this offering.

Assuming the exercise in full of the options and warrant outstanding as of June 30, 2007 and the underwriters exercise their over-allotment option, the number of shares purchased by the new investors would constitute     % of all shares purchased from us, and the total consideration paid by new investors would constitute     % of the total consideration paid for all shares purchased from us. In addition, the weighted-average price per share paid by existing stockholders and new investors would be $     and $     , respectively.

SELECTED FINANCIAL DATA

The following selected financial data for the years ended December 31, 2002 and 2003 and as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this prospectus. The following selected financial data for the years ended December 31, 2004, 2005 and 2006 and as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected financial data for the six months ended June 30, 2006 and 2007 and as of June 30, 2007, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated interim financial statements on a basis consistent with our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results as of and for such periods. Our historic results are not necessarily indicative of the results that may be expected in the future. Our operating results for the six months ended June 30, 2007 should not be considered indicative of operating results expected for the full fiscal year. The selected financial data set forth below should be read together with our consolidated financial statements and the accompanying notes to those statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

						Six Months Ended
	Years Ended December 31,					June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands, except share and per share amounts)

Total revenues	$1,062	$686	$12,943	$16,120	$17,068	$8,397	$13,622
Cost of revenues	210	418	1,887	3,535	3,242	864	1,462

Gross profit	852	268	11,056	12,585	13,826	7,532	12,160

Operating expenses:
Research and development	1,435	1,380	2,012	2,856	2,973	1,430	1,598
Selling and marketing	856	3,057	7,908	11,696	15,521	8,754	7,336
General and administrative	1,072	1,877	2,968	3,585	4,356	2,044	6,970

Total operating expenses	3,363	6,314	12,888	18,137	22,850	12,228	15,904

Loss from operations	(2,511)	(6,046)	(1,832)	(5,552)	(9,024)	(4,696)	(3,745)
Interest income	74	73	96	131	609	330	252

Loss before income taxes	(2,437)	(5,973)	(1,735)	(5,421)	(8,415)	(4,366)	(3,492)
Provision for income taxes	—	—	—	—	—	—	86

Net loss	$(2,437)	$(5,973)	$(1,735)	$(5,421)	$(8,415)	$(4,366)	$(3,578)

Net loss per share — basic and diluted(1)	$(19.08)	$(20.93)	$(4.12)	$(8.21)	$(10.85)	$(5.95)	$(4.32)

Weighted-average shares
outstanding — basic and diluted(1)	127,726	285,442	421,330	660,557	775,494	733,481	829,130

Pro forma net loss per share — basic and diluted(1)					$(0.39)		$(0.17)

Pro forma weighted-average shares outstanding(1)					21,532,467		21,586,103

(1)	See Note 1 of the notes to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share and pro forma basic and diluted net loss per share

						As of
	As of December 31,					June 30, 2007
	2002	2003	2004	2005	2006	Actual
			(in thousands)

Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,994	$8,328	$6,837	$6,185	$10,717	$9,834
Working capital	2,189	8,261	6,772	5,204	8,397	10,724
Total assets	3,192	10,353	11,334	10,942	15,369	16,915
Long-term obligations, less current portion	28	56	87	124	147	94
Redeemable convertible preferred stock	15,260	27,520	27,520	30,658	43,710	43,710
Accumulated deficit	(9,875)	(15,848)	(17,583)	(23,004)	(34,492)	(38,071)
Total stockholders’ equity (deficit)	2,409	8,753	7,535	(24,326)	(34,055)	(31,647)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes to those financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a medical device company focused on the design, development, manufacture and sale of premium intraocular lenses intended to address the vision correction needs of the aging population. Intraocular lenses, or IOLs, are implantable devices that replace the natural lens in the human eye, typically after the natural lens has developed cataracts that can significantly impair vision. Premium intraocular lenses, or PIOLs, such as our product, crystalens, are designed to both replace a cataractous lens and correct a refractive error. crystalens, is currently the only FDA-approved PIOL that accommodates, or adjusts and flexes with the natural movement of the muscles in the eye to allow the PIOL to focus in a manner similar to a healthy human lens. This accommodative feature enables crystalens to correct presbyopia, a common vision disorder that begins to affect people as they reach their 40s, and deliver high quality vision at a broad range of distances, thereby eliminating or significantly reducing dependence on glasses or contact lenses.

Since our inception in 1998 and through 2003, we devoted substantially all of our resources to designing, developing and obtaining United States regulatory approval for our crystalens. In 2000, we launched crystalens AT-45 in selected international markets, primarily in Europe. We introduced crystalens AT-45 to the United States market in January 2004, and thereafter focused our sales and marketing efforts on the United States market. In August 2005, we launched our second-generation crystalens AT-45 SE. In November 2006, we introduced our third-generation crystalens AT-50 SE, referred to as the crystalens Five-O. We commenced sales of our products in January 2000, and through June 30, 2007, we have sold over 75,000 crystalens PIOLs to approximately 1,000 physicians. In 2006, we generated total revenues of approximately $17.1 million and incurred losses of $8.4 million, and in the first six months of 2007, we generated total revenues of approximately $13.6 million and incurred losses of $3.6 million. As of June 30, 2007, we had generated approximately $61.8 million in total revenue since inception and our accumulated deficit was $38.1 million.

We focus our sales efforts and promotional activities on ophthalmologists and other eye care professionals using our direct sales force in the United States. We also use third-party distributors and independent sales representatives on a limited basis to broaden the distribution of our products in certain United States geographic markets. In addition, we plan to establish an international sales and marketing organization to drive international awareness and adoption of crystalens. Our primary customers include ophthalmologists, hospitals and ambulatory surgery centers, or ASCs.

Reimbursement from Medicare or private insurers for the implantation of a PIOL, such as crystalens, is limited to the cost and services associated with implantation of a standard monofocal IOL for treatment of cataracts. Cataract patients who elect to receive crystalens, or any other PIOL, choose to privately pay an incremental cost to correct refractive disorders such as presbyopia.

Material Weakness in Internal Controls

In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified a material weakness in our internal controls over financial reporting concerning the accounting for significant non-routine transactions. Specifically, in January 2007 we did not appropriately identify and analyze the accounting and financial reporting related to the amendment of royalty provisions in certain of our license agreements, as discussed under “Related Party Transactions”. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity’s internal control over financial reporting. To address this material weakness, we have reviewed the accounting for our current material contracts and revised our procedures for review of future material contracts. In addition, we have established a management Disclosure Committee to review significant, non-routine transactions and plan to hire additional financial personnel. Our internal controls over financial reporting will be reassessed in conjunction with our annual audit for the year ended December 31, 2007.

Although we have taken these measures to remediate the material weakness, we cannot assure you that these efforts will remediate the material weakness. Moreover, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses, or significant deficiencies and control deficiencies in our internal controls over financial reporting.

Financial Operations

Total Revenues

We generate revenues from the sale of our crystalens product. During 2004 and 2005, we offered crystalens education courses to prospective customers, for which we collected fees and recognized revenue. These courses were discontinued in 2005, and accordingly, we do not expect this source of revenues to recur in the future.

Cost of Revenues

Our cost of revenues reflects materials, labor and overhead costs required to manufacture and assemble our crystalens product, the costs of lens implantation devices, or injectors, that we purchase from an outside vendor, and royalty expense that we incur to license intellectual property from related parties. During 2004 and 2005, cost of revenues also included expenses related to our crystalens education courses such as meeting space rentals, course materials and course director fees.

In connection with the launch of our crystalens AT-45 SE in 2005, we discontinued sales and shipments of our first-generation crystalens AT-45, resulting in a total impairment charge to cost of revenues for all crystalens AT-45 inventory. In connection with the launch of the crystalens Five-O in 2006, we discontinued sales and shipments of our crystalens AT-45 SE, resulting in a total impairment charge to cost of revenues for all crystalens AT-45 SE inventory.

The following table provides the components of cost of revenues for 2004, 2005 and 2006 and for the six months ended June 30, 2006 and 2007:

				For the Six Months
	For the Years Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
	(in thousands)

Product costs	$892	$905	$874	$450	$792
Royalties	624	769	841	414	670
Education course costs	371	461	—	—	—
Inventory impairment charge	—	1,400	1,527	—	—

Total cost of revenues	$1,887	$3,535	$3,242	$864	$1,462

Research and Development

Our research and development expenses consist primarily of engineering, product development, pre-clinical and clinical trial costs, and regulatory expenses. These expenses include employee and non-employee compensation, including stock-based compensation, supplies, materials, consulting and related travel expenses. Clinical and pre-clinical trial expenses include trial design, clinical site reimbursement, data management and travel expenses, and the cost of manufacturing products for clinical trials.

We expect that our research and development expenses will continue to increase each year as we continue to develop, enhance and commercialize new and existing products and applications. We also expect to incur increased expenses relating to regulatory compliance associated with new and existing applications and products in the United States and for regulatory approvals of our products outside of the United States.

Sales and Marketing

Our sales and marketing expenses consist primarily of compensation for sales and marketing personnel, including stock-based compensation, travel, consulting and other marketing expenses such as trade shows and promotional materials. We expect that our sales and marketing expenses will increase each year as we expand our sales infrastructure to support anticipated growth in revenues and establish a sales and marketing presence in international markets.

General and Administrative

General and administrative expenses consist primarily of compensation for executive, finance and administrative personnel, including stock-based compensation, other non-cash compensation expenses relating to a contribution by a principal stockholder and facilities expenses related to general and administrative services. Other general and administrative expenses include professional fees for accounting and legal services. We expect our general and administrative expenses to increase during future periods to support anticipated growth and as we incur additional legal, accounting, insurance and other professional service costs associated with being a publicly-traded company.

Interest Income

Interest income consists of interest earned on our short-term investments and cash and cash equivalents.

Results of Operations

The following table sets forth our results of operations for the periods indicated and the percentage changes between those specified periods:

	Year Ended December 31,						Six Months Ended June 30,
			Percent			Percent			Percent
	2004	2005	Change	2005	2006	Change	2006	2007	Change
	(in thousands)

Total revenues	$12,943	$16,120	24.5%	$16,120	$17,068	5.9%	$8,397	$13,622	62.2%
Cost of revenues	1,887	3,535	87.3%	3,535	3,242	(8.3)%	864	1,462	69.2%

Gross profit	11,056	12,585	13.8%	12,585	13,826	9.9%	7,532	12,160	61.4%

Operating expenses:
Research and development	2,012	2,856	41.9%	2,856	2,973	4.1%	1,430	1,598	11.7%
Selling and marketing	7,908	11,696	47.9%	11,696	15,521	32.7%	8,754	7,336	(16.2)%
General and administrative,	2,968	3,585	20.8%	3,585	4,356	21.5%	2,044	6,970	241.0%

Total operating expenses	12,888	18,137	40.7%	18,137	22,850	26.0%	12,228	15,904	30.1%

Loss from operations	(1,832)	(5,552)	203.1%	(5,552)	(9,024)	62.5%	(4,696)	(3,745)	(20.3)%
Interest income	96	131	36.5%	131	609	364.9%	330	252	(23.6)%

Loss before income taxes	(1,735)	(5,421)	212.4%	(5,421)	(8,415)	55.2%	(4,366)	(3,492)	(20.0)%
Provision for income taxes	—	—		—	—		—	86	NM

Net loss	$(1,735)	$(5,421)	212.4%	$(5,421)	$(8,415)	55.2%	$(4,366)	$(3,578)	(18.0)%

Comparison of Six Months Ended June 30, 2007 and 2006

Total Revenues.  Total revenues increased 62.2% to $13.6 million in the six months ended June 30, 2007, from $8.4 million in the corresponding prior year period. This increase resulted from an increase in the number of crystalens units sold, which we primarily attribute to greater demand among surgeons and patients as they become more aware of the benefits of our accommodating PIOL technology and as a result of the launch of our crystalens Five-O in November 2006.

Gross Profit.  Gross profit increased 61.4% to $12.2 million in the six months ended June 30, 2007 from $7.5 million in the corresponding prior year period, primarily as a result of the increased sales volume discussed above. Gross profit as a percentage of total revenues decreased slightly to 89.3% in the six months ended June 30, 2007 from 89.7% in the corresponding prior year period. This decrease primarily resulted from an increase in orders for injectors, which we include for no additional charge with each lens at the option of the physician. The increase in orders reflects increased physician tendency to use injectors with our crystalens Five-O than with our previous crystalens generations.

Research and Development.  Research and development expenses increased 11.7% to $1.6 million, or 11.7% of total revenues, in the six months ended June 30, 2007 from $1.4 million, or 17.0% of total revenues, in the corresponding prior year period. The increase primarily resulted from expenses related to the commencement of clinical trials in March 2007 for our fourth generation crystalens product. We had no products or product enhancements in the clinical trials during the corresponding prior year period.

Selling and Marketing.  Selling and marketing expenses decreased 16.2% to $7.3 million, or 53.9% of total revenues, in the six months ended June 30, 2007 from $8.8 million, or 104.3% of total revenues, in the corresponding prior year period. The decrease primarily resulted from a reduction in our field sales force and clinical outcome specialists and reduced spending related to marketing efforts, such as trade shows, collateral materials, advertising, and other promotional programs in mid-2006, all of which was in response to slower than anticipated growth in the PIOL market due to slower acceptance by opthalmologists and other eye care professionals of product offerings then on the market. As our sales began to increase with greater market acceptance of our crystalens Five-O, launched in November 2006, we resumed the process of expanding our field sales and clinical support force and broadening our marketing efforts.

General and Administrative.  General and administrative expenses increased 241.0% to $7.0 million, or 51.2% of total revenues, in the six months ended June 30, 2007 from $2.0 million, or 24.3% of total revenues, in the corresponding prior year period. This increase was primarily due to an increase in non-cash compensation expense, consisting primarily of a principal stockholder contribution of $4.4 million, for which no such expense was recorded in the corresponding prior year period. The increase was caused by the transfer of certain licensing royalty payments by one of our principal stockholders to our Chairman, President and Chief Executive Officer in January 2007. For further discussion of non-cash compensation expense relating to the principal stockholder contribution, see “Critical Accounting Policies”. Additionally, we experienced an increase in stock-based compensation expense of $593,000, primarily related to options granted to executive officers.

Interest Income.  Interest income decreased 23.6% to $252,000 in the six months ended June 30, 2007 from $330,000 in the corresponding prior year period. This decline resulted from lower average balances in cash, cash equivalents, and short-term investments during the six months ended June 30, 2007, as compared to the corresponding prior year period, partially offset by an increase in average interest rates.

Income Taxes.  Income tax expense was $86,000 in the six months ended June 30, 2007. No such expense was recorded in the corresponding prior year period. Since inception, we have accumulated net operating losses and have maintained a full valuation allowance against all associated deferred tax assets. In the six months ended June 30, 2007, the $4.4 million recorded in compensation expense contributed by a principal stockholder represented a permanent difference presenting no current or future tax benefit. Net operating loss carryforwards were utilized to the extent possible to offset taxable income, which reduced the taxes payable in certain states to $86,000. The recorded provision for the six months ended June 30, 2007 represents estimated income taxes payable as of June 30, 2007. Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance against the remaining deferred tax assets as of June 30, 2007.

Comparison of the Years Ended December 31, 2006 and 2005

Total Revenues.  Total revenues increased 5.9% to $17.1 million in 2006 from $16.1 million in 2005. This increase resulted from an increase of approximately $1.3 million in the sales of crystalens following the launch of our second-generation product, crystalens AT-45 SE, in August 2005. This increase in product revenue was partially offset by an approximately $385,000 decline in course revenue, as we discontinued our crystalens education courses in 2005.

Gross Profit.  Gross profit increased 9.9% to $13.8 million in 2006 from $12.6 million in 2005, primarily as a result of the increased sales volume discussed above. Gross profit as a percentage of total revenues increased to 81.0% in 2006 from 78.1% in 2005. This increase primarily resulted from the discontinuation of our crystalens education courses in 2005, which had a negative effect on gross profits. In 2006, as compared to 2005, our product gross profits as a percentage of revenues remained relatively constant. Gross profits in 2006 and 2005 reflect inventory write-downs totaling approximately $1.5 million and $1.4 million, respectively, for the obsolescence of crystalens AT-45 SE and crystalens AT-45, respectively, upon the launch of their succeeding product generations.

Research and Development.  Research and development expenses increased 4.1% to $3.0 million, or 17.4% of total revenues, in 2006 from $2.9 million, or 17.7% of total revenues, in 2005. This increase primarily reflected our transition from reliance on third-party services in 2005 to expansion of internal resources during 2006 for many of our research and development efforts. We experienced increases of approximately $206,000 in salaries and benefits as well as an increase of approximately $191,000 in research-associated clinical database and statistical support costs, partially offset by decreases of approximately $231,000 in stock-based compensation and $69,000 in third-party consulting costs.

Selling and Marketing.  Selling and marketing expenses increased 32.7% to $15.5 million, or 90.9% of total revenues, in 2006 from $11.7 million, or 72.6% of total revenues, in 2005. This increase was primarily due to increased headcount in our direct sales force in early 2006, resulting in additional associated salaries, benefits, travel and training expenses of approximately $3.0 million in 2006. Additional costs were attributable to an increase of approximately $663,000 in stock-based compensation and expansion of our marketing efforts, intended to drive revenue growth, such as trade shows, collateral materials, advertising and other promotional programs.

General and Administrative.  General and administrative expenses increased 21.5% to $4.4 million, or 25.5% of total revenues, in 2006 from $3.6 million, or 22.2% of total revenues, in 2005. This increase resulted from increased headcount as well as increases of approximately $343,000 in legal fees, insurance expenses, and other third-party professional, consulting and administrative services in connection with our growth during 2006. Additional costs were attributable to additional rent, facilities and depreciation expenses associated with the relocation of our corporate headquarters in January 2006.

Interest Income.  Interest income increased 364.9% to $609,000 in 2006 from $131,000 in 2005. This increase primarily resulted from higher short-term investment balances due to our receipt of the proceeds from the sale of our Series E redeemable convertible preferred in January 2006, which we invested in interest-bearing securities. This increase was also partially due to higher average interest rates in 2006 compared to 2005.

Income Taxes.  Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance in 2006 and 2005, and no benefit was recognized for our net operating loss and other deferred tax assets in our consolidated financial statements.

Comparison of the Years Ended December 31, 2005 and 2004

Total Revenues.  Total revenues increased 24.5% to $16.1 million in 2005 from $12.9 million in 2004. This increase resulted from an increase of $3.3 million in the number of crystalens PIOLs sold in connection with the increased market acceptance of our product offerings. This increase in product revenue was partially offset by an approximately $163,000 decline in course revenue, resulting from a reduction in the number of crystalens education courses offered in 2005.

Gross Profit.  Gross profit increased 13.8% to $12.6 million in 2005 compared to $11.1 million in 2004, primarily as a result of increased sales discussed above. Gross profit as a percentage of total revenues decreased to 78.1% in 2005 from 85.4% in 2004. This decrease primarily resulted from an inventory write-down of approximately $1.4 million related to the obsolescence of our first-generation crystalens upon launch of our second-generation crystalens in August 2005. In 2005 as compared to 2004, our product gross profits as a percentage of revenues remained relatively constant.

Research and Development.  Research and development expenses increased 41.9% to $2.9 million, or 17.7% of total revenues, in 2005 from $2.0 million, or 15.5% of total revenues, in 2004. This increase primarily resulted from expanded research and development activity related to product enhancement projects, which included approximate increases of $228,000 in stock-based compensation, $281,000 in expenses for third-party research and development services and $147,000 in salaries, bonuses and related benefits. Additional costs were primarily attributable to increases in related equipment, tooling, and other development expenses.

Selling and Marketing.  Selling and marketing expenses increased 47.9% to $11.7 million, or 72.6% of total revenues, in 2005, from $7.9 million, or 61.1% of total revenues, in 2004. This increase primarily resulted from the expansion of our direct sales force, resulting in increased associated salaries, benefits, travel, and training expenses of approximately $3.3 million. Additional costs were attributable to approximately $162,000 in stock-based compensation and expansion of our marketing efforts intended to drive revenue growth, such as trade shows, collateral materials, advertising and other promotional programs.

General and Administrative.  General and administrative expenses increased 20.8% to $3.6 million, or 22.2% total of revenues, in 2005, from $3.0 million, or 22.9% of total revenues, in 2004. This increase resulted from an increase of approximately $351,000 in total salaries, bonuses and related benefits. Additionally, we experienced an of approximately $186,000 resulting from higher insurance expenses and other third-party professional, consulting, and administrative services to support our growth in 2005. Additional costs were attributable to an increase in stock-based compensation, and additional rent and other expenses associated with an expanded corporate location in 2005.

Interest Income.  Interest income increased 36.5% to $131,000 in 2005 from $96,000 in 2004. This increase primarily resulted from higher average short-term investment balances and an increase in average interest rates in 2005 compared to 2004.

Income Taxes.  Due to uncertainty surrounding the realization of deferred tax assets through future taxable income, we have provided a full valuation allowance in 2005 and 2004, and no benefit was recognized for our net operating losses and other deferred tax assets in our consolidated financial statements.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, our operations have been financed primarily through the private placement of our redeemable convertible preferred stock resulting in gross proceeds of approximately $43.7 million and sales of our products totaling $61.8 million through June 30, 2007. As of June 30, 2007, we had an accumulated deficit of $38.1 million. As of June 30, 2007, we did not have any outstanding or available debt financing arrangements, we had working capital of approximately $10.7 million, and our primary source of liquidity was approximately $9.8 million in cash, cash equivalents and short-term investments.

Cash Flows

	December 31,			June 30,
	2004	2005	2006	2007
	(in thousands)

Cash, cash equivalents and short-term investments	$6,837	$6,185	$10,717	$9,834
Working capital	6,772	5,204	8,397	10,724
Net cash used in operating activities	(1,063)	(3,368)	(5,376)	(709)
Net cash provided by (used in) investing activities	2,692	1,483	(6,926)	742
Net cash provided by financing activities	83	3,289	10,483	48

Cash Flows from Operating Activities.  Net cash used in operating activities during the six months ended June 30, 2007 was $709,000. This resulted from our net loss of $3.6 million offset by non-cash charges for compensation expense related to contribution by a principal stockholder of $4.4 million, stock-based compensation of $1.5 million and depreciation expense of $193,000. In addition, we had working capital changes primarily consisting of an increase in accounts receivable of $1.7 million, a decrease in accrued expenses of $782,000 and an increase in inventories of $729,000. The increase in accounts receivable resulted from an increase in orders and associated revenues and the increased inventory was primarily a result of increased production to build inventory levels consistent with forecasted demand. The decrease in accrued expenses resulted primarily from the payment of prior years accumulated royalties accrued according to the terms of our license agreements.

Net cash used in operating activities for the year ended December 31, 2006, was $5.4 million. This resulted from our net loss of $8.4 million, which was partially offset by non-cash depreciation and stock-based compensation charges of $397,000 and $1.3 million, respectively. In addition, we had working capital changes that contributed to net cash used in operating activities including an increase in accounts receivable of $341,000 resulting from an increase in revenues during the year as compared to 2005, a decrease in deferred revenue of $426,000, resulting from product shipped and revenue recognized related to product deposits collected in prior years, offset by an increase in accrued expenses of $1.6 million, primarily related to accrued royalties under a license agreement for which payments were frozen pursuant to a court ordered injunction concerning the licensor, and a decrease in inventories of $508,000, primarily related to the impairment of our second-generation crystalens.

Net cash used in operating activities for the year ended December 31, 2005, was $3.4 million. This resulted from our net loss of $5.4 million, which was partially offset by non-cash depreciation and stock-based compensation charges of approximately $292,000 and $919,000, respectively. In addition, we had working capital changes that contributed to net cash used in operating activities including a decrease in deferred revenue of $298,000, resulting from product shipped and revenue recognized related to deposits collected in prior years and limited additional deposits collected during 2005, offset by an increase in accrued expenses of $718,000, primarily related to accrued royalties under a license agreement for which payments were frozen pursuant to a court ordered injunction concerning the licensor, and a decrease in inventories of approximately $451,000, primarily related to the impairment of our first-generation crystalens.

Net cash used in operating activities for the year ended December 31, 2004, was $1.1 million. This resulted from our net loss of $1.7 million, which was partially offset by non-cash depreciation and stock-based compensation charges of $208,000 and $453,000, respectively. In addition, we had working capital changes that contributed to net cash used in operating activities including an increase in accounts receivable of $1.9 million, resulting from the first full-year of sales in the United States after receiving FDA approval in November 2003, which was offset by an increase in accrued expenses of $1.9 million relating to accrued royalties under a license agreement for which payments were frozen under a court ordered injunction concerning the licensor, as well as an expansion of all operations associated with our product launch in 2004.

Cash Flows From Investing Activities.  Net cash provided by investing activities for the six months ended June 30, 2007 was $742,000, resulting from $1.3 million in sales of short-term investments, offset by $300,000 in purchases of short-term investments and $208,000 in purchases of property, plant and equipment.

Net cash used in investing activities in 2006 was $6.9 million, consisting of $15.7 million in purchases of short-term investments with proceeds of our sale of Series E redeemable convertible preferred stock and $576,000 in purchases of property, plant and equipment, offset by $9.3 million in sales of short-term investments.

Net cash provided by investing activities in 2005 was $1.5 million, consisting of $2.0 million in sales of short-term investments offset by $551,000 in purchases of property, plant and equipment.

Net cash provided by investing activities in 2004 was $2.7 million, consisting of $3.2 million in sales of short-term investments offset by $512,000 in purchases of property, plant and equipment.

Cash Flows from Financing Activities.  Net cash provided by financing activities was $48,000 for the six months ended June 30, 2007, $10.5 million in 2006, $3.3 million in 2005 and $83,000 in 2004. Net cash provided by financing activities for the six months ended June 30, 2007, resulted from $48,000 in proceeds from the exercise of stock options. Net cash provided by financing activities in 2006 primarily resulted from $13.1 million of proceeds from the issuance of Series E redeemable convertible preferred stock, offset by $2.6 million for the repurchase of Series A convertible preferred stock. Net cash provided by financing activities in 2005 resulted from $3.1 million of proceeds from the issuance of Series E redeemable convertible preferred stock and $152,000 of proceeds from the exercise of stock options. Net cash provided by financing activities in 2004 resulted from $83,000 of proceeds from the exercise of stock options.

Operating Capital and Capital Expenditure Requirements.  We believe that our existing cash, cash equivalents and short-term investments will be sufficient to support our projection operating requirements for at least the next twelve months. We also believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments and interest income we earn on these balances, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. If our available cash, cash equivalents, short-term investments and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products or pursue additional applications for our products, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. For example, we may need to raise additional funds in order to build our sales force and to develop and commercialize new products. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned clinical trials, research, development and commercialization activities, which could materially harm our business.

From net proceeds, we anticipate spending approximately $      million to establish an international sales and marketing organization and to expand our existing United States sales and marketing activities and approximately $      million for research and development, including clinical trials and regulatory compliance. We expect to use the remainder of the net proceeds for working capital and general corporate purposes.

Our forecasts for the period of time through which our financial resources will be adequate to support our operations and the costs to complete development of products are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the “Risk Factors” section of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as crystalens, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete ongoing clinical trials and successfully deliver a commercial product to market. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress and cost of our clinical trials and other research and development activities;

•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

•	the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost and timing of regulatory approvals;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our products and any products that we may develop;

•	the effect of competing technological and market developments;

•	licensing technologies for future development; and

•	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table discloses aggregate information about our contractual obligations and the periods in which payments are due as of June 30, 2007:

	Payment due by Period
		Less than 1
Contractual Obligations	Total	Year	1-3 Years	3-5 Years
	(in thousands)

Capital Lease Obligations	$217	$74	$143	$—
Operating Lease Obligations	438	305	133	—
Accrued Royalty Payments	675	675	—	—

Total Contractual Obligations	$1,330	$1,054	$276	$—

Royalty Payments

In 1998, C&C Vision International Limited, our wholly owned subsidiary, entered into a license agreement with a predecessor to the Nice Trust with respect to our core technology. Pursuant to the license agreement, we agreed to pay the Nice Trust a 5% royalty on worldwide sales of products relating to licensed intellectual property. At the time of the 1998 License Agreement, the Nice Trust was one of our principal stockholders. Dr. J. Stuart Cumming, a consultant and former director and employee, is a beneficiary of the Nice Trust.

In connection with a reorganization of the Nice Trust in December 2006, we agreed to amend our existing license agreement with the Nice Trust, and enter into a new license agreement with the Poskitt Trust, a trust which is currently a principal stockholder and of which Dr. J. Stuart Cumming is a beneficiary. Pursuant to the amended license agreement with the Poskitt Trust, we agreed to pay the trust a 5% royalty on United States sales of our products covered by the licensed technology. Under the license agreement with the Nice Trust, we agreed to pay the trust a 5% royalty on international sales of our products covered by the licensed intellectual property. In January 2007, both trusts amended their license agreements, directing us to pay to J. Andy Corley, our Chairman, President and Chief Executive Officer, on the trusts’ behalf, 20% of all royalties payable under the amended license agreements. The maximum aggregate royalty payable by us under the license agreements with the trusts remains at 5% of sales of our products covered by the licensed intellectual property. If we obtain a license from a third party to an issued patent we require in order to manufacture, market or sell any product on which a royalty would otherwise be due to the Trusts, we may reduce the royalties payable to the Trusts by the amount of royalties payable to such third party licensors, up to a maximum of 50% of the royalties payable to the Trusts. However, this offset will not be available unless (i) the applicable claims of the third party patent are independent of the claims of the patents licensed by the trusts (as opposed to being mere improvements or modifications to the technology disclosed in such patents) and (ii) the third party licensor was not an employee, officer, director, consultant or affiliate of ours or our subsidiary at the time the third party invention was made or created. Aggregate royalty expenses relating to our license agreements with the trusts were $624,000, $769,000 and $841,000, respectively, during the years ended December 31, 2004, 2005 and 2006, and $670,000 for the six months ended June 30, 2007.

In 2005, we acquired certain additional intellectual property rights through an assignment of patent rights by another consultant, Dr. Kevin Waltz. In consideration for his agreement to assign these rights to us, we granted Dr. Waltz an option to purchase 20,000 shares of our common stock, subject to his continued service to us, and we agreed to pay him up to $250,000 in milestone payments. In addition, we agreed to pay Dr. Waltz 20% of any revenue we generate through sublicenses to unaffiliated third- parties. As of June 30, 2007, no milestones had been achieved, and we had paid no milestone payments or sublicense fees.

In 2006, we licensed rights to additional intraocular lens technologies pursuant to royalty-bearing license agreements with Dr. Richard L. Lindstrom, one of our directors, and Dr. Steven Dell, one of our consultants. Under our agreement with Dr. Lindstrom, we are required to make royalty payments ranging from 0.5% to 2.0% on sales of products covered by the intellectual property licensed under that agreement. Under our agreement with Dr. Dell, we are required to make low single digit percentage royalty payments on sales of products covered by the intellectual property licensed under that agreement. In the event that we are required to pay royalties to other parties for the license of additional rights related to such products under either agreement, we may reduce our royalty obligations to the trusts by a maximum of 50%. Royalty payments made to Dr. Dell and Dr. Lindstrom will not reduce our royalty obligations to the Nice Trust or Poskitt Trust. In partial consideration for his agreement to enter into the license, we granted Dr. Lindstrom an option to purchase 75,000 shares of our common stock, subject to his continued service to the company over a two-year period ending in 2008. As of June 30, 2007, no royalties under either agreement had been earned or paid. We expect that the technology licensed from Dr. Lindstrom will be used in our fourth generation crystalens, which is currently undergoing clinical trials.

Related Party Transactions

For a description of our related party transactions, see the “Related Party Transactions” section of this prospectus.

Seasonality

Although our total revenues have not historically experienced seasonal fluctuation, we believe that annual sales in the IOL market have reflected a seasonal trend, with the lowest volume experienced in the third quarter. We believe that this trend has been driven predominantly by vacation patterns for both surgeons and patients. We anticipate that we may experience a similar seasonal trend in the future as we continue to grow and gain a greater share of the PIOL market.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and investments in a variety of marketable securities, including commercial paper, money market funds and United States government securities. As of June 30, 2007, our cash and cash equivalents included liquid money market accounts and our short-term investments primarily included auction-rate preferred shares of exchange-traded, closed-end investment funds that invest in fixed income securities, and for which the associated interest rates are typically reset every seven or

28 days by an auction process. Due to the short-term nature of our investments, and that we have no borrowings outstanding, we believe that there is not material exposure to interest rate risk.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe that the following accounting policies and estimates are critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

We recognize revenue when (a) persuasive evidence of an arrangement exists; (b) title has transferred; (c) the fee is fixed or determinable; and (d) collection is reasonably assured. Our recognition policy is significant because our revenue is a key component of our operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause our operating results to vary significantly from period to period.

We generally use customer purchase orders to determine the existence of an arrangement. Revenues from direct sales of crystalens are generally recognized upon product shipment. The lens purchase price includes a lens insertion device (injector), which is shipped together with the lens upon customer request. In certain cases, we offer crystalens to customers on a consignment basis, and we recognize revenue on a per-lens basis upon notification of implantation in a patient. Additionally, in cases where we offer crystalens on a consignment basis to third-party distributors, we recognize revenues upon evidence from the distributor of sale and shipment to the customer. Through 2005, we required our customers to prepay for 10 to 20 crystalens units in an upfront cash deposit during the credentialing period, in which we monitored the success and outcomes of several crystalens implantations. We deferred these initial deposits and recognized revenue upon use or expiration of the right of return of the product. As of December 31, 2005, we no longer require such deposits.

In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment. Our terms of sale generally do not provide any right of return by the customer, nor do we provide any express product warranties, but we occasionally accept returns at our discretion. We allow for product even-exchange, which generally occurs when customers send one lens power to us in return for another. We do not record revenue associated with exchange transactions. Returns have historically been insignificant, and we make provisions for estimated returns and allowances based on historical levels. If actual returns and allowances were to deviate significantly from our estimates, our revenues and cash flows could be adversely affected.

Inventories

We value our inventory at the lower of cost or fair market value. On a quarterly basis, we assess the recoverability of our inventories through a review of inventory levels in relation to foreseeable demand, generally over twelve months. Foreseeable demand is based on all available information, including forecasts, product marketing plans and product life-cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we do not expect to sell. The amount of the inventory impairment is the excess of historical cost over estimated realizable value, and is a component of our cost of revenue. Once established, these impairments are considered permanent adjustments to the cost basis of the excess inventory and the occurrence of future facts and circumstances do not result in a restoration of, or increase to, the newly established cost basis. Demand for our products may fluctuate significantly over time and actual demand and market conditions may be more or less favorable than those projected by management. In the event either actual demand or product pricing is lower than originally projected, additional inventory impairments may be required. Additionally, our on-going efforts to enhance existing products or to commercialize new products may increase our exposure to obsolescence for our existing products.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We use a specific identification method for some items, and a percentage of aged receivables for others. The percentages are determined based on our past experience. If customer defaults are higher than our historical experience, then our actual losses might exceed our estimates and additional allowances would be required. No single customer represented greater than 10% of total revenues during the six months ended June 30, 2007, or the years ended December 31, 2004, 2005 or 2006. We believe that credit risks on trade accounts receivable are mitigated by the number and geographical diversity of our customers. To date, credit losses have been limited and within our expectations.

Our allowance for doubtful accounts as of June 30, 2007 is approximately $183,000.

Long-Lived Assets

We continually monitor and review long-lived assets, including fixed assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. We determine fair value by using available market data, comparable asset quotes and/or discounted cash flow models. In the event our estimates of future cash flows decline, any resulting impairment would impact our future results of operations and financial position and could be material.

Non-Cash Compensation Expense — Principal Stockholder Contribution

We estimate non-cash compensation expense contributed by a principal stockholder using an income approach, which focuses on the income-producing capability of the underlying license agreements. Using this approach, we make certain assumptions regarding forecasted revenues, royalty and discount rates, which we believe are reasonable and are consistent with assumptions used for other purposes. We will periodically remeasure non-cash compensation expense contributed by a principal stockholder, to the extent that our initial assumptions regarding forecasted revenues and royalties change and will recognize additional non-cash compensation expenses or credits to reflect increases or decreases in the remeasured fair value of the royalties. In the event that the actual revenues and royalty rates are different than forecasted, the resulting impact to our future results of operations and financial position could be material.

Deferred Income Taxes and Uncertain Tax Positions

We evaluate the realizability of our deferred tax assets and assess the need for a valuation allowance quarterly. We record a valuation allowance to reduce our deferred tax assets to the net amount that is more likely than not to be realized. Our assessment of the need for a valuation allowance is based upon our history of operating results, expectations of future taxable income and the ongoing prudent and feasible tax planning strategies available to us. In the event that we determine that we will not be able to realize all or part of our deferred tax assets in the future, an adjustment to the deferred tax assets would be charged against income in the period such determination is made. Likewise, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We were subject to the provisions of FIN 48 as of January 1, 2007, and have analyzed filing positions in all of the federal and state jurisdictions where we are required to file income tax returns as well as all open tax years in these jurisdictions. To date, we have determined that a reserve for uncertain tax positions is not necessary. We recognize potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised), “Share-Based Payment”, or SFAS No. 123(R). Effective January 1, 2006, we adopted SFAS No. 123(R), which requires that all stock-based compensation to employees, including grants of employee stock options, be expensed in our financial statements based on their respective grant date fair values. Under SFAS No. 123(R), we estimate the fair value of each stock-based payment award using the Black-Scholes option pricing model. The determination of the fair value of stock-based payment awards using the Black-Scholes model is affected by our stock price and a number of assumptions, including expected volatility, expected life, risk-free interest rate and expected dividends. We do not have a history of market prices of our common stock as we are not a public company, and as such, we estimate volatility in accordance with Staff Accounting Bulletin 107 (SAB No. 107) using historical volatilities of other publicly traded companies in our industry. The expected life of the awards is based on the simplified method as defined in SAB No. 107. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected life or terms of our awards. The dividend yield assumption is based on our history and expectation of not paying any dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For stock options granted to non-employees, we apply the Black-Scholes option-pricing model to determine the estimated fair value of such awards, which we periodically re-measure according to EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The fair value of these awards is recognized as an expense over the period the services are received.

SFAS No. 123(R) applies only to awards granted after the required effective date of January 1, 2006, and modification to existing awards, such as the re-pricing of certain options in 2006. Awards granted prior to our implementation of SFAS No. 123(R) will continue to be accounted for under the intrinsic method, except for those that were modified after adoption.

We recorded approximately $1.5 million in total stock-based compensation during the six months ended June 30, 2007, and approximately $453,000, $919,000 and $1.3 million, respectively during the years ended December 31, 2004, 2005 and 2006.

If factors change and we employ different assumptions for determining fair value of option awards, stock — based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned stock-based compensation expense. Future stock-based compensation expense and unearned stock-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

We have granted to our employees options to purchase shares of our common stock at exercise prices that our board of directors believed at the time of grant represented the then fair value of our common stock. The fair values were determined based on consideration of our management’s valuation and the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Specifically, the estimates were derived using a probability-weighted market-based approach, with additional consideration given to the probability of acquisition and initial public offering scenarios. The market-based approach utilized a market multiple methodology based on revenue multiples of comparable companies in the medical device and vision care fields whose stocks trade in the public market. The estimated enterprise value is then allocated to preferred and common shares using the option-pricing method. The option pricing method involves making estimates of the anticipated timing of a potential liquidity event such as the sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The estimated timing is based on the plans of our board of directors and management. Additionally, we also considered a number of factors to determine the fair value of our common stock at the grant date, including (i) our business, financial condition and results of operations; (ii) our forecasted operating performance and projected future cash flows; (iii) the illiquid nature of our common stock; (iv) the liquidation preferences, redemption rights and other rights, preferences and privileges of our outstanding preferred stock; (v) an implied market value analysis based on the stock price performance of our most comparable public peers; (vi) recent sales of our securities, including sales of preferred stock; and (vii) market conditions affecting our industry.

In October 2006, our board of directors determined that the fair value of our common stock had declined to $3.40 per share. In connection with this decline, the board resolved to modify all options that had been previously granted with strike prices above the then-current fair value, dating back to January 2005. The affected options were modified to reflect a new exercise price of $3.40 per share, which was determined to be the fair value on the date of modification. We recorded employee stock-

based compensation expense of $255,000 in 2006 related to these modified awards under SFAS No. 123(R). We also recognized additional stock-based compensation expense of $94,000 in 2006 related to modification of option awards granted to non-employees.

We have retrospectively assessed the fair value of our common stock during the twelve months ended June 30, 2007 in order to calculate our stock-based compensation expense during the six months ended June 30, 2007 in preparation for this offering. We have determined that the fair value of our common stock declined slightly from July 2006 through December 2006, then increased over the period from February 2007 through June 2007 as determined by the retrospective valuations we made in preparation for the offering.

The following chart summarizes information on stock options granted during the twelve-month period ending June 30, 2007:

		Number of	Exercise	Fair Value Estimate	Intrinsic Value
Date of Issuance	Type of Equity Issuance	Options Granted	Price	per Common Share	per Share

October 2006	Common stock options	411,500	$3.40	$3.40	n/a
November — December 2006	Common stock options	51,500	$3.40	$3.40	n/a
February 2007	Common stock options	469,738	$3.20	$3.36	$0.16
May 2007	Common stock options	558,000	$3.20	$5.91	$2.71
June 2007	Common stock options	200,000	$5.11	$5.91	$0.80

The retrospectively assessed fair values per common share were used solely to determine the grant-date fair values of the corresponding option awards for calculating our stock-based compensation expense during the six months ended June 30, 2007 in preparation for the offering, and are not intended to provide, or be indicative of, the price of our common stock on any date for purposes of determining the appropriate tax treatment of any such option awards. We believe the trend reflected in the fair values of our common stock, including the continued increase in fair value beginning in 2007, as evidenced by the estimated price range for this offering, is primarily attributable to the following factors:

•	our quarterly revenue trends were generally flat during 2006, which prompted us to lower our 2007 forecast in mid 2006;

•	our revenues in January 2007 reflected an improvement over 2006 monthly trends, which we cautiously attributed to increased market acceptance of our crystalens Five-O introduced in November 2006; and

•	through the six months ended June 30, 2007 we experienced a trailing six month upward trend in revenues, at which point we also decreased the marketability discount to reflect an increase in the likelihood that a public offering would occur.

The determination of the fair value of our common stock involves significant judgments, assumptions, and estimates made by our board of directors, in consultation with management, that impact the amount of stock-based compensation recorded and the resulting unrecognized amounts to be recorded in future periods. Had different assumptions or criteria been used to determine the deemed fair value of our equity securities, different amounts of compensation could have been reported.

As of June 30, 2007, we have $3.7 million of unrecognized compensation cost related to non-vested option awards, which we expect to be recognized over a weighted-average period of 1.3 years. The amount of compensation expense expected to be recorded in future periods may decrease if unvested options to employees are subsequently cancelled, or may increase if the fair market value of our common stock increases or if we make additional grants of options to non-employees. We believe that we have used reasonable methodologies, approaches and assumptions consistent with the Practice Guide to determine the fair value of our common stock and that stock-based compensation has been recorded properly for accounting purposes.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for our fiscal year beginning January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on our consolidated financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109”. FIN 48 prescribes a comprehensive model of how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50 percent likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information. We currently recognizes a tax position if it is probable of being sustained. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on our consolidated financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Specifically, this Statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, for which the provisions of SFAS No. 157 should be applied retrospectively. We will adopt SFAS No. 157 in the first quarter of 2008 and are still evaluating the effect, if any, on its financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission released SAB 108. SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective for fiscal years ending after November 15, 2006. The impact of adopting SAB 108 did not impact our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (SFAS No. 159). SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. We expect to adopt SFAS No. 159 in the first quarter of 2008 and are still evaluating the effect, if any, on our financial position, results of operations and cash flows.

Factors Affecting Our Comparability

Stock-Based Compensation Expense.  We adopted SFAS No. 123(R) effective January 1, 2006, and are now required to expense compensation costs related to employee stock-based payment arrangements. During 2004 and 2005, we recorded $87,000 and $80,000, respectively, in employee stock-based compensation under APB 25 related to options granted in 2004 deemed to have been granted below fair value. Under SFAS No. 123(R), we recorded an additional employee stock-based compensation expense of $406,000 for the year ended December 31, 2006.

BUSINESS

Overview

We are a medical device company focused on the design, development, manufacture and sale of premium intraocular lenses intended to address the vision correction needs of the aging population. Intraocular lenses, or IOLs, are implantable devices that replace the natural lens in the human eye, typically after the natural lens has developed cataracts. Cataracts are an irreversible progressive condition that diminish vision quality. Premium intraocular lenses, or PIOLs, such as our product, crystalens, are designed to both replace a cataractous lens and correct a refractive error. crystalens, is currently the only FDA-approved accommodating PIOL. An accommodating lens adjusts and changes shape with the natural movement of the muscles in the eye to focus in a manner similar to a healthy human lens. This accommodative feature enables crystalens to correct presbyopia, a common refractive error that begins to affect people as they reach their 40s, and deliver high quality vision across a broad range of distances, thereby eliminating or significantly reducing dependence on glasses or contact lenses.

As estimated by MarketScope, 14.4 million cataract procedures were performed worldwide in 2006, generating approximately $1.5 billion in sales of IOLs. The worldwide PIOL market represented approximately $169 million of sales in 2006, an increase of 78% over 2005. As estimated by MarketScope, PIOLs represented approximately 4% of the overall U.S. IOL market in 2006. We believe that PIOLs will continue to gain greater market share within the overall IOL market. We believe crystalens addresses the limitations of other PIOLs, which has resulted in increased physician acceptance and patient awareness of crystalens.

We initiated the United States launch of our first product, crystalens AT-45, in January 2004, and continued to develop our crystalens product with the release of our second generation PIOL, crystalens AT-45 SE, in August 2005, and our current product, crystalens Five-O, in November 2006. We are currently conducting clinical trials on a fourth generation crystalens. We commenced sales of our products in January 2000, and through June 30, 2007, we have sold over 75,000 crystalens PIOLs to approximately 1,000 physicians, primarily through our direct sales force. As estimated by MarketScope based on physician survey data, we increased our share of the PIOL market from approximately 14.3% in the fourth quarter of 2006 to approximately 23.6% in the second quarter of 2007. In 2006, we generated total revenues of $17.1 million and incurred a net loss of $8.4 million, and in the first six months of 2007, we generated total revenues of $13.6 million and incurred a net loss of $3.6 million. At June 30, 2007, we had an accumulated deficit of $38.1 million.

Vision and Vision Impairment

The eye consists of several individual parts that work together to enable vision. The pupil regulates the amount of light entering the eye, and the natural lens and cornea focus this light onto the retina. The retina contains light-sensitive receptors that transmit the image through the optic nerve to the brain. The ciliary muscle adjusts the shape and position of the lens, which focuses the eye. This movement of the natural lens, known as accommodation, enables the eye to focus on objects through a range of near, intermediate and far distances. We consider near distance to be objects 24 inches or less from the eye, or the distance at which a person reads a newspaper. We consider intermediate distance to be between 24 inches to 36 inches, or the distance at which a person reads a computer screen or car dashboard. We consider far distance to be beyond 36 inches.

Vision quality generally refers to acuteness or clearness of vision and is greatest when 100% of the light entering the eye through the lens is focused onto the retina. A refractive error occurs when the natural lens and cornea are unable to focus light properly on the retina, resulting in blurred vision. Refractive errors include nearsightedness, farsightedness, astigmatism and presbyopia. Vision quality is often quantitatively measured by visual acuity testing, although other testing and evaluations may be necessary to assess vision quality. Vision quality issues such as nearsightedness and farsightedness are typically corrected with contact lenses or glasses, or corrective lenses, and increasingly with surgical treatments such as laser assisted in-situ keratomileusis, or LASIK. Other diseases that impair vision quality include age-associated diseases, such as cataracts and presbyopia.

Cataracts are an irreversible progressive condition in which the eye’s natural lens loses its usual transparency and becomes opaque. This clouding obstructs the passage of light to the retina, diminishing vision quality. The onset of a cataract in one or in both eyes may cause decreased far distance vision, night vision glare, impaired depth perception and decreased color perception.

Presbyopia is a progressive loss of the focusing power of the lens of the eye resulting in difficulty seeing objects at near and intermediate distances. Presbyopia occurs as the natural lens of the eye becomes thicker and less flexible with age, making it more difficult for the ciliary muscle to automatically focus the eye, resulting in the deterioration of near vision. Presbyopia begins to affect most people as they reach their 40s and causes a loss of most accommodative ability by age 50.

Our Market

Cataracts are typically treated through surgery in which a patient’s deteriorated natural lens is replaced with an IOL. Cataract extraction followed by IOL implantation is one of the most common surgical procedures performed in the United States and most other developed nations. The IOL market for treatment of cataracts historically consisted of only standard monofocal IOLs, which incorporate a single focal point to receive light and produce high quality vision at a single distance, usually far distance. The two types of PIOL technologies currently offered are multifocal and accommodating. Multifocal PIOLs feature different powers within a stationary lens to produce focal images, primarily for near and far vision. An accommodating PIOL is designed to mimic the eye’s natural focusing mechanism by responding to contraction and relaxation of the ciliary muscle and adjusting refractive properties to allow for focus at near, intermediate and far distances. In November 2003, the FDA approved crystalens as the first accommodating IOL for the treatment of cataracts in adults with or without presbyopia, and we commercialized crystalens as the first PIOL in the United States in 2004.

As estimated by MarketScope, in 2006 approximately 3.0 million cataract procedures were performed in the United States and over 14.4 million cataract procedures were performed worldwide, generating more than $1.5 billion in sales of IOLs. The worldwide PIOL market accounted for approximately $169 million of sales in 2006, an increase of 78% over 2005. We believe that the IOL market will grow as the population in the United States and other developed nations ages. We believe PIOLs will continue to gain a greater market share within the overall IOL market due to increased physician and patient awareness of better outcomes associated with PIOLs, increasing disposable income for private pay medical procedures and continued advancements in PIOL technology.

Limitations of Standard Monofocal IOLs

Standard monofocal IOLs have been used to treat cataracts for more than 30 years. Standard monofocal IOLs are designed to be fixed and stationary within the eye. As a result, they typically provide good vision at far distances, but do not have multiple focal points to provide good vision across a broad range of distances. Most patients with standard monofocal IOLs must rely on corrective lenses to see at near and intermediate distances.

Some ophthalmologists attempt to circumvent the inherent limitations of standard monofocal IOLs by inducing monovision, which involves the use of a different power IOL in each eye, with one focused at far distance and the other focused at near distance. This approach does not provide a full range of vision and limits depth perception and vision quality. Additionally, monovision requires a patient to tolerate and adjust to an imbalance between the two eyes, which some patients are unable to do.

Limitations of Multifocal PIOLs

Similar to standard monofocal IOLs, multifocal PIOLs are designed to be fixed and stationary within the eye and do not accommodate, which limits their ability to provide a broad range of vision. Furthermore, multifocal PIOLs split light rays into optical zones with different powers to produce multiple focal points, and are only able to focus a portion of the total available light to each distance. As a result, the design of multifocal PIOLs present several limitations, including detriments to the overall range and quality of vision. Specifically, multifocal PIOLs are often associated with the following limitations:

•	Limited Range of Vision. Because each focal point is at a fixed distance, patients are required to adjust the position of an object to within one of the predefined focal points,

rather than relying on the eye’s natural focusing mechanisms to view an object across a continuum of distances. Currently available multifocal PIOLs split most light to focus primarily at near and far images, thereby leaving the least light available for intermediate vision. The effectiveness of multifocal PIOLs at a range of distances also varies with pupil size. Small pupils can block the outer edge of multifocal PIOLs, which is used to create one of the multiple focal points in the eye. This blockage can effectively limit a person’s ability to use one of the focal points set in a multifocal PIOL. Since pupil size decreases in bright light conditions and as patients age, the effectiveness of multifocal PIOLs in providing a broad range of vision is further reduced in these circumstances.

•	Compromised Clarity of Vision. By splitting light to produce multiple focal points, multifocal PIOLs result in reduced contrast sensitivity, or overall clarity, and sharpness of vision. This compromised clarity affects all ranges of vision and can be more significant in bright and low light conditions and at intermediate distance. Additionally, the splitting of the light that occurs with multifocal PIOLs may exacerbate the deterioration of vision in patients with age-related macular degeneration, a condition affecting the eye that is particularly vulnerable to reduced contrast sensitivity.

•	Significant Rates of Side Effects. Multifocal PIOLs demonstrate significant rates of visual side effects. Patients often report increased sensitivity to light, experienced as glare or halos of light around objects being viewed. Patients also report further reduced contrast sensitivity at night, which we believe is the reason that several multifocal commercialized products, such as Advanced Medical Optics’ ReZoom and its predecessor, Array, and Alcon’s ReStor, include a warning against night driving on their labeling. According to product labeling for the ReStor and data submitted to the FDA for the Array/ReZoom, multifocal patients reported the following significant rates of side effects:

	% of Patients	% of Patients
	Reporting Moderate or	Reporting Moderate or
Product	Severe Halos	Severe Glare

Advanced Medical Optics:
Array/ReZoom	38.8%	47.3%
Alcon:
ReStor	30.4%	27.5%

We believe that the side effects associated with multifocal PIOLs may lead to patient dissatisfaction and reluctance of ophthalmologists to implant them.

•	Required Patient Tolerance and Adjustment. Multifocal PIOLs require the patient to neuroadapt, or adjust to abnormal or unfamiliar stimuli in order to simultaneously view multiple images produced by the PIOL that are not produced by a healthy eye. Additionally, patients who experience glare, halos and loss of contrast sensitivity associated with multifocal PIOLs must also adapt to these issues. The length of time that it takes to neuroadapt, and the ultimate success of neuroadaption varies among patients and in some instances may not occur at all. Patients who fail to neuroadapt may need to have the PIOL removed and replaced with an alternative IOL technology in a secondary surgical intervention.

•	Potentially Significant Patient Consulting Time Required of Surgeons. Multifocal PIOLs may produce widely varied outcomes and, based on patient expectations, may lead to low levels of satisfaction with visual range, acceptance of reduced sharpness, tolerance of side effects and ability to adapt to multiple images. Because it is difficult to predict which patients will be dissatisfied, suffer from side effects or be unable to neuroadapt, surgeons may be required to spend significant time consulting multifocal PIOL patients before surgery in order to manage expectations. Additional post-surgery time may also be required to address those patients who struggle to adapt and tolerate side effects associated with multifocal PIOLs. This additional pre-operation and post-operation time required of the surgeon beyond the initial surgical implantation procedure can be burdensome and is generally not reimbursable.

Our Solution

crystalens was the first product introduced into the United States PIOL market and is currently the only FDA-approved accommodating IOL. By virtue of its design, crystalens directs all available light received by the eye to a single focal point in a manner similar to a healthy eye’s natural lens, providing visual quality across a broad range of distances. It does this by accommodating with the eye’s natural focusing mechanism, without the need for the patient to modify the eye’s natural focusing ability for viewing multiple images at any distance. We believe crystalens addresses the limitations of standard monofocal IOLs and multifocal PIOLs by providing the following advantages to ophthalmologists, other eye care professionals and patients:

•	Provides a Broad Range of Vision. crystalens moves and changes shape using the eye’s natural focusing mechanism, instead of remaining fixed and stationary within the eye. This movement, or accommodation, allows the eye to focus on objects across a broad range of distances from near to intermediate to far, regardless of pupil size, and enables patients to significantly reduce dependence on corrective lenses. In particular, this accommodation provides significant advantages in addressing intermediate vision, which we believe is not effectively addressed by standard monofocal IOLs or multifocal PIOLs.

•	Maintains Clarity of Vision. Unlike multifocal PIOLs, crystalens directs all available light received by the eye to a single focal point, resulting in contrast sensitivity comparable to that of a healthy natural lens.

•	Minimal Side Effects. crystalens data submitted to the FDA show that only 9.1% of patients experienced moderate or severe halos and only 6.8% of patients experienced moderate or severe glare. crystalens is not required to include warnings related to night driving or other conditions on its labeling.

•	Patient Adjustment Not Required. crystalens produces a single image consistent with normal vision, meaning patients do not need to neuroadapt to viewing multiple images. Patients also do not need to tolerate or adjust to high levels of halos and glare often associated with multifocal PIOLs. Therefore, we believe that patient satisfaction with crystalens is high, and as a result, there are low instances of crystalens removal and replacement with an alternative technology.

•	Minimal Patient Consulting Time. Because crystalens accommodates to perform like the eye’s natural lens, and achieves vision comparable to a healthy natural lens, we believe surgeons do not need to spend considerable time prior to or after implantation of crystalens consulting patients on the tolerance of side effects and the process of neuroadaptation.

While we believe crystalens offers the advantages above, some patients may not be satisfied with its performance. For example, some patients may require corrective lenses to read a newspaper or perform other activities which require high visual acuity. The safety and effectiveness of crystalens has not been evaluated in patients under the age of 50 and there is limited clinical data surrounding its long-term stability in the human eye. Clinical trials indicate that, in rare instances, patients receiving crystalens may experience adverse events, the most prevalent of which is cystoid macular edema, a typically painless and reversible disorder resulting in blurred vision. The rate of adverse events is comparable to or lower than the rate associated with the control population of standard monofocal IOLs. Some adverse events could require secondary surgical intervention or result in permanent vision impairment.

Our Strategy

Our goal is to be the leading provider of IOLs for the treatment of cataracts and refractive errors and to continue to increase the value of these procedures for ophthalmologists, other eye care professionals and patients. To achieve this goal, we are pursuing the following strategies:

•	Establish crystalens as the treatment of choice for cataract patients. We developed the first PIOL and the only FDA-approved accommodating PIOL on the market today. We believe crystalens provides better visual outcomes than either standard monofocal IOLs or multifocal PIOLs and therefore should be offered to all cataract patients. We plan to continue building awareness and support for our product offerings among ophthalmologists, other eye care professionals and patients.

•	Drive overall PIOL market growth and expand our market share. We intend to increase awareness and understanding of PIOL technology by expanding our physician educational programs and offering more information to consumers through web accessible literature and direct marketing initiatives. We intend to educate ophthalmologists, other eye care professionals and their patients on the benefit and value of PIOL products and, in particular, the advantages of accommodating PIOLs. Through our educational efforts, we intend to expand the overall size of the PIOL market and increase our share of this market by distinguishing our accommodating PIOL technology from the technology offered by our competitors.

•	Continue to strengthen our United States sales and marketing infrastructure and establish an international sales and marketing organization. We have established a direct United States sales force of experienced professionals to increase awareness of our crystalens among ophthalmologists, other eye care professionals and patients. We also employ clinical outcome specialists who educate ophthalmologists and other eye care professionals on the benefits of crystalens and provide support to our customers. We intend to increase the number of United States sales, marketing and clinical personnel to support our planned future sales growth and marketing program initiatives. In addition, we have regulatory approval to market crystalens in European markets and plan to establish an international sales and marketing organization to drive international awareness and adoption of crystalens.

•	Refine and enhance crystalens and broaden our product portfolio through ongoing research and development. Since the launch of our first crystalens product in 2004, we have introduced two new generations of our crystalens products. We intend to continue to enhance and maintain our accommodating PIOL technology leadership through focused research and development efforts. We are currently advancing our crystalens technology and developing new product candidates based on a number of enhancements such as new materials, improved functionality and expanded features.

Our Technology Platform

crystalens is approved by the FDA for the treatment of cataracts in adults with and without presbyopia. crystalens replaces the eye’s natural lens and is designed to mimic the eye’s natural focusing ability, thereby enabling vision across a broad range of distances comparable to a healthy eye. At rest, the eye is set to focus on far objects at distance. As with the natural lens, the crystalens accommodates, or moves and flexes, in response to ciliary muscle contractions. These contractions drive both forward movement of the lens and curvature changes in the lens, creating changes in power so the eye can maintain a clear image as it focuses on near, intermediate and far objects.

crystalens is a three piece device made of advanced silicone material. The optic is the clear center through which light is focused. The haptics extend from opposing sides of the optic to facilitate positioning and stability within the capsular bag space and are anchored by polyimide loops. The accommodation of the crystalens is primarily facilitated by hinges formed by grooves in the haptics. These hinges represent the weakest part of the crystalens structure and therefore facilitate movement. The secondary mechanism of action is accommodative arching which results from a bulking in the center of the crystalens and a decrease in radius of its curvature, similar to the arching of the natural human lens.

crystalens is implanted into the eye’s capsular bag upon removal of a cataractous lens. To promote ease of implantation through a micro-incision, the crystalens is designed to fold inward, toward the eye, in order to facilitate implantation into the patient’s eye. As with a standard monofocal IOL or with a multifocal PIOL, ophthalmologists may choose to implant our crystalens with a third-party injector that we may provide at the surgeons’ request. However, surgeons may perform the procedure with an injector of their choosing or may perform such implantation manually with foreceps.

Our current proprietary crystalens technology platform was developed over a 17-year period spanning multiple design evolutions. The following table summarizes the features and benefits of each crystalens generation, including our current offering, crystalens Five-O, since the lens was approved by the FDA in 2003:

United States
	Commercialization	Product Features or Benefits over
Generation	Date	Prior Generation of crystalens

crystalens AT-45	January 2004	• accommodates using the eye’s natural focusing mechanism
• allows the eye to focus on objects across a broad range of vision
• projects all available light received by the eye to a single focal point
• list price upon product launch – $800

crystalens AT-45 SE	August 2005	• 360 degree square edge on the posterior side of the lens
• facilitates lens orientation during implantation
• available in quarter diopter sizes in the most widely used powers
• list price upon product launch – $895

crystalens Five-O	November 2006	• optic size increased from 4.5mm to 5.0mm
• 12mm overall length also available for larger eyes
• greater plate width provides increased stability
• facilitates consistent positioning of the lens in the eye
• smoother translation of the plates during accommodation
• list price upon product launch – $895

crystalens Clinical and Follow-Up Survey Data

Our FDA-approved clinical trial of the crystalens AT-45 was conducted in 497 eyes of 324 patients. The results achieved by 304 patients followed for one year provide the data that were used to support the conclusion that postoperatively, the majority of patients implanted with this lens achieve high quality vision at near, intermediate and far distances without corrective lenses. The clinical trials also found that visual acuity at all distances improves when both eyes are implanted with a crystalens. We collected one-year follow up data from 124 of the patients who received implants in both eyes. These patients achieved visual acuities as follows:

crystalens Uncorrected Visual Acuity, Bilateral Implants
(1 Year Postoperative, n=124)

During our FDA-approved trial, a substudy was conducted comparing the crystalens with a control population composed of several models of standard monofocal IOLs of varying types and materials. The visual acuity at all distances at three to six months was greater in crystalens implanted eyes than in eyes implanted with a standard monofocal IOL. The following graph compares best corrected far, intermediate and near visual acuity through distance correction:

crystalens vs. Standard Monofocal IOL Visual Acuity
(3-6 Months Postoperative)

In a three year post-marketing follow-up study of 50 patients from the FDA-approved clinical trial, visual acuities at three years were found to be consistent with visual acuities at one year.

In connection with our clinical trials of crystalens AT-45, 130 patients received implants in both eyes. Of these patients, 128 responded to a follow-up survey in which 120, or 93.8%, reported the ability to perform most visual functions without corrective lenses. However, some patients reported that they continued to use corrective lenses to perform activities requiring high visual acuity, such as reading a newspaper.

The clinical trials and follow-up surveys described above did not evaluate the safety and effectiveness of crystalens in patients under the age of 50 or the long-term stability of crystalens in the human eye. The clinical trials indicated that patients receiving crystalens may have rare occurrences of certain adverse events that could cause serious and permanent vision problems and may require secondary surgical reintervention. The rate of adverse events is comparable to or lower than the rate associated with the control population of standard monofocal IOLs.

The IOL Implantation Procedure

crystalens is implanted during standard outpatient cataract surgery in the same manner as a standard monofocal IOL. The procedure typically takes less than 20 minutes. The patient is administered topical eye drops that temporarily anesthetize the eye, dilate the patient’s pupil and immobilize the ciliary muscle. Once in the surgery suite, a microscope is positioned over the patient’s eye. The surgeon stabilizes the eye with a device that keeps the patient’s eyelids open. The surgeon then makes a microscopic incision of approximately 2.5 to 3.0 mm at the very edge of the cornea. As part of the standard cataract removal procedure, the cataractous lens is removed by phacoemulsification, a process for breaking up and extracting the lens. The intact capsular bag tissue remains in the eye to receive the implantation of the IOL. crystalens is implanted into the capsular bag, whereupon the haptics and loops act to center and anchor the lens within the eye. To simplify the procedure, we recommend to physicians that they implant the crystalens with a validated injector system, which is typically used in minimally invasive cataract surgery. The incision is then closed, typically without a suture. During the procedure the patient generally feels only slight pressure on the eye and no pain.

Once surgery is completed, additional drops are placed in the patient’s eye to prevent infection, decrease inflammation and temporarily immobilize the ciliary muscle to facilitate lens positioning. A patch may be placed over the patient’s eye and the patient is instructed to rest for the remainder of the day. The patient returns for a follow-up visit with the physician the day after surgery to remove the eye patch and examine the eye. The physician then prescribes additional medications for the patient to put in his or her eye for approximately two weeks to help the eye heal and reduce residual effects.

Research and Development

We continue to advance our proprietary crystalens technology platform through new products incorporating a number of enhancements, including new materials, improved functionality and expanded features, such as treatment of astigmatism. Our fourth-generation crystalens product is currently in clinical trials. This product is designed to provide improved depth of field, further reducing patients’ dependence on corrective lenses. We began enrolling patients for the clinical trial in March 2007, and completed enrollment in May 2007, with a total of 125 patients enrolled. We expect to use the data from these trials to support a premarket approval, or PMA, application with the FDA in late 2007, and anticipate approval of the application at the end of 2008.

Our research and development efforts are also focused on developing new PIOL platforms for the treatment of cataracts, presbyopia and other visual disorders.

Our research and development expenses were $2.0 million in 2004, $2.9 million in 2005, $3.0 million in 2006 and $1.6 million in the six months ended June 30, 2007. We expect our research and development expenditures to increase as we continue to devote significant resources to enhance crystalens and develop new products, in particular, completing the clinical trials necessary to support regulatory approval for future product offerings.

Sales and Marketing

We currently sell our products primarily in the United States through a direct sales organization consisting of sales representatives, clinical outcome specialists and their managers. As of June 30, 2007, we employed 30 direct sales representatives and managers and 11 clinical outcome specialists. In addition to our direct sales force, we have contracted with four independent sales agents in the United States and one independent third-party distributor in one United States territory. No sales representative, agent, distributor or customer accounted for more than 10% of our total revenues for the years ended December 31, 2004, 2005 and 2006. In addition, primarily all of our sales in those years were derived from the United States market. We plan to establish an international sales force and expand our sales and marketing organization to address the global PIOL market.

Our sales efforts and promotional activities are aimed at ophthalmologists and other eye care professionals. Our primary customers include ophthalmologists, hospitals and ambulatory surgery centers, or ASCs. Recognizing the importance of our sales force’s expertise, we invest significant time and expense to provide training in such areas as product features and benefits. Training for our sales force focuses on providing sales personnel with technical knowledge regarding the scope and characteristics of crystalens and developing skills in presenting and demonstrating the attributes of crystalens. Our sales force also seeks to develop relationships with eye care professionals who may purchase our products and recommend them to their patients. We support our sales force with our marketing department that helps us to set overall marketing direction and promote the features and benefits of crystalens.

As part of our sales and marketing efforts, we have developed training modules and seminars to update surgeons and other eye care professionals regarding the evolving PIOL market, as well as the competitive advantages of crystalens. Our physician education program includes web-based education, in-office and off-site information seminars. We also offer physician-to-physician training that involves pre-operative diagnostics, procedure assistance, and post-operative consultations. We believe our education and training programs will enable surgeons and other eye care professionals to improve patient outcomes and satisfaction. We have designed our training program to be adaptable to each surgeon’s level of prior experience with IOL implantation.

Competition

The markets for our products are intensely competitive and are subject to significant technological change. Companies within the IOL market compete on technological leadership and innovation, quality and efficacy of products, relationships with eye care professionals and healthcare providers, breadth and depth of product offerings as well as pricing. We compete primarily with manufacturers of standard monofocal IOLs and multifocal PIOLs, many of whom have substantially greater resources, larger customer bases, longer operating histories and greater name recognition than we have. Manufacturers of standard monofocal IOLs include Alcon, Advanced Medical Optics, IOLtech Laboratories, Bausch & Lomb, Lenstec, Carl Zeiss-Meditec, Hoya, Santen, Corneal, Moria and STAAR. Alcon and Advanced Medical

Optics are the leading manufacturers of multifocal PIOLs, and are developing modifications of their current products, as well as new multifocal PIOL product candidates. Several companies, including Lenstec and Visiogen, are conducting clinical trials of accommodating IOL product candidates that, if approved by the FDA, would compete with crystalens. In addition, at least one competitor, Human Optics, offers an accommodating PIOL technology that is approved for sale outside of the United States, and we believe that several companies, including Alcon, Advanced Medical Optics and several privately held companies are pursuing the development of accommodating PIOL technologies to compete with crystalens.

Our competitors may offer their products at a lower price, may in the future price their IOL as part of a bundle of products or services, or may enhance or further develop products to improve performance and accuracy of their existing product to compete against us. Any of these actions could decrease demand for our product offerings, which would have a material adverse effect on our business, financial condition and results of operations.

We may also in the future compete with manufacturers of alternative technologies to treat visual correction of cataracts or presbyopia. If any of these alternative technologies gain market acceptance, this may reduce demand for our product offerings. In addition, we also compete with other vision disorder treatments that compete with intraocular lenses, such as drug therapies, eyeglasses, contact lenses and other surgical products and techniques, such as laser eye surgery. In addition, medical companies, academic and research institutions and others could develop new therapies, medical devices or surgical procedures that could potentially render IOL implantation obsolete. Any such developments would have a material adverse effect on our business, financial condition and results of operations.

Manufacturing and Distribution

We manufacture, inspect, package, sterilize and ship finished products. We source components used in our proprietary manufacturing process from outside suppliers and assemble them to produce crystalens. These components include both off-the-shelf materials and custom made parts. NuSil Technology LLC is the sole provider of the silicon material used in our current crystalens product offerings. Any supply interruption from our suppliers or failure to obtain alternate suppliers for our components would limit our ability to market our products.

We currently manufacture crystalens at our 12,000 square foot manufacturing and distribution facility located in Rancho Cucamonga, California under a lease which expires on January 31, 2008. All of our manufacturing and distribution employees work at this facility. We believe our current manufacturing facility is sufficient for our foreseeable needs. We plan to renew the lease on our existing facility and we may lease adjacent manufacturing space to support our planned growth.

Intellectual Property

We believe that our competitive position will depend substantially upon our ability to obtain and enforce intellectual property rights protecting our technology. We file for patents expeditiously upon discovery of new patentable technologies relevant to our business and utilize other forms of intellectual property protection to strategically protect our proprietary technology. We may also review and attempt to acquire rights in third-party patents and applications that are strategically valuable to us.

As of July 27, 2007 we owned or exclusively licensed 46 issued patents, of which 25 were issued outside of the United States, and 60 pending patent applications, of which 25 were filed outside of the United States. What we currently consider to be our key United States patents expire in 2013. The remainder of our issued United States patents will expire between 2010 and 2023.

Our material United States patents generally cover accommodating IOL designs and technology. Our pending United States patent applications, if issued with their present claims, will cover the same field. We do not know if any of our patent applications will be issued, nor do we know whether our patents, if issued, will cover our technology or will be able to be successfully enforced. Even if valid and enforceable, our patents may not be sufficiently broad to prevent others from inventing a lens like ours, despite our patent rights.

We have received no communications from third parties alleging that any of our products infringe any third party patents or challenging the patentability, validity or enforceability of our United States patents or United States patent applications. A European patent exclusively licensed by us is presently being opposed in the European patent office by Human Optics, a German IOL manufacturer. Human Optics contends that the disclosures contained in the challenged patent are insufficient and the claims therefore invalid. In a ruling dated May 29, 2007, the European patent office found that the patent disclosures were sufficient but that one claim was overly broad with respect to the description of the lens haptics, which position the optic within the capsular bag of the eye, thus suggesting anticipation by prior art. We intend to submit a patent amendment with modified claims containing more precise language. The deadline for submitting such an amendment is September 19, 2007.

The industry we operate in has been subject to a large number of patent filings and patent infringement litigation. Whether we infringe any patent claim will not be known with certainty unless and until a court interprets the patent claim in the context of litigation. If an infringement allegation is made against us, we may seek to invalidate the asserted patent claim and may allege non-infringement of the asserted patent claim. In order for us to invalidate a United States patent claim, we would need to rebut the presumption of validity afforded to issued patents in the United States with clear and convincing evidence of invalidity, which is a high burden of proof. To date none of our United States patents or United States patent applications have been subject to reexamination, interference or other legal challenge.

We require all employees to sign confidentiality and invention assignment agreements under which they are bound to assign to us inventions made during the term of their employment unless excluded pursuant to California Labor Code Section 2870. These agreements further prohibit our employees from using, disclosing, or bringing onto the premises any proprietary information belonging to a third party. In addition, most of our consultants are required to sign agreements under which they must assign to us any inventions that relate to our business. These agreements also prohibit our consultants from incorporating into any inventions the proprietary rights of third parties without informing us. It is our policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel using invention disclosure forms.

We also rely on confidentiality restrictions and trade secret protection to protect our technology. We generally require our consultants and other parties who may be exposed to our proprietary technology to sign non-disclosure agreements which prohibit such parties from disclosing or using our proprietary information except as may be authorized by us.

eyeonics® and crystalens® are registered trademarks of our company in the United States and the European Union. We have a pending trademark application for our crystalens Five-O product.

License Agreements

In 1998, C&C Vision International Limited, our wholly owned subsidiary, entered into a license agreement with a predecessor to the Nice Trust with respect to our core technology. Pursuant to the license agreement, we agreed to pay the Nice Trust a 5% royalty on worldwide sales of products relating to licensed intellectual property. At the time of the 1998 License Agreement, the Nice Trust was one of our principal stockholders. Dr. J. Stuart Cumming, a consultant and former director and employee, is a beneficiary of the Nice Trust.

In connection with a reorganization of the Nice Trust in December 2006, we agreed to amend our existing license agreement with the Nice Trust, and enter into a new license agreement with the Poskitt Trust, a trust which is currently a principal stockholder and of which Dr. J. Stuart Cumming is a beneficiary. Pursuant to the amended license agreement with the Poskitt Trust, we agreed to pay the trust a 5% royalty on United States sales of our products covered by the licensed technology. Under the license agreement with the Nice Trust, we agreed to pay the trust a 5% royalty on international sales of our products covered by the licensed intellectual property. In January 2007, both trusts amended their license agreements, directing us to pay to J. Andy Corley, our Chairman, President and Chief Executive Officer, on the trusts’ behalf, 20% of all royalties payable under the amended license agreements. The maximum aggregate royalty payable by us under the license agreements with the trusts remains at 5% of sales of our products covered by the licensed intellectual property. If we obtain a license from a third party to an issued patent we require in order to manufacture, market or sell any product on which a royalty would otherwise be due to the Trusts, we may reduce the royalties payable to the Trusts by the amount of royalties payable to such third party licensors, up to a maximum of 50% of the royalties payable to the Trusts. However, this offset will not be available unless (i) the applicable claims of the third party patent are independent of the claims of the patents licensed by the trusts (as opposed to being mere improvements or modifications to the technology disclosed in such patents) and (ii) the third party licensor was not an employee, officer, director, consultant or affiliate of ours or our subsidiary at the time the third party invention was made or created. Aggregate royalty expenses relating to our license agreements with the trusts were $624,000, $769,000 and $841,000, respectively, during the years ended December 31, 2004, 2005 and 2006, and $670,000 for the six months ended June 30, 2007.

In 2005, we acquired certain additional intellectual property rights through an assignment of patent rights by another consultant, Dr. Kevin Waltz. In consideration for his agreement to assign these rights to us, we granted Dr. Waltz an option to purchase 20,000 shares of our common stock, subject to his continued service to us, and we agreed to pay him up to $250,000 in milestone payments. In addition, we agreed to pay Dr. Waltz 20% of any revenue we generate through sublicenses to unaffiliated third- parties. As of June 30, 2007, no milestones had been achieved, and we had paid no milestone payments or sublicense fees.

In 2006, we licensed rights to additional intraocular lens technologies pursuant to royalty-bearing license agreements with Dr. Richard L. Lindstrom, one of our directors, and Dr. Steven Dell, one of our consultants. Under our agreement with Dr. Lindstrom, we are required to make royalty payments ranging from 0.5% to 2.0% on sales of products covered by the intellectual property licensed under that agreement. Under our agreement with Dr. Dell, we are required to make low single digit royalty payments on sales of products covered by the intellectual property licensed under that agreement. In the event that we are required to pay royalties to other parties for the license of additional rights related to such products under either agreement, we may reduce our royalty obligations to the trusts by a maximum of 50%. Royalty payments made to Dr. Dell and Dr. Lindstrom will not reduce our royalty obligations to the Nice Trust and Poskitt Trust. In partial consideration for his agreement to enter into the license, we granted Dr. Lindstrom an option to purchase 75,000 shares of our common stock, subject to his continued service to the company over a two-year period ending in 2008. As of June 30, 2007, no royalties under either agreement had been earned or paid. We expect that the technology licensed from Dr. Lindstrom will be used in our fourth generation crystalens, which is currently undergoing clinical trials.

Government Regulation

Our products and operations are subject to extensive and rigorous regulation by the FDA and other federal, state and local authorities. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, promotion, distribution and production of medical devices in the United States to provide reasonable assurance that medical products distributed domestically are safe and effective for their intended uses. The Federal Trade Commission also regulates the advertising of our products.

Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as the General Controls, which require compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials, referred to as the general controls. Some Class I, also called Class I reserved, devices also require pre-market clearance by the FDA through the 510(k) pre-market notification process described below. Many Class I products are exempt from the pre-market notification requirements.

Class II devices are those which are subject to the General Controls, as well as Special Controls, including adherence to certain performance standards. Most Class II devices are subject to pre-market review and clearance by the FDA Pre-market review and clearance by the FDA for Class II devices is accomplished through the 510(k) pre-market notification procedure. Under the 510(k) process, the manufacturer must submit to the FDA a pre-market notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to either:

•	a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or

•	another commercially available, similar device which was subsequently cleared through the 510(k) process.

If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. By regulation, the FDA is required to complete its review of a 510(k) within 90 days of submission of the notification. As a practical matter, clearance often takes longer. The FDA may require further information, including clinical data, to make a determination regarding substantial equivalence. If the FDA determines that the device, or its intended use, is not “substantially equivalent,” the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous pre-marketing requirements, known as pre-market approval or PMA.

Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices which have a new intended use or use advanced technology that is not substantially equivalent to a legally marketed predicate device, are placed in Class III. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and the other requirements described above. Therefore, these devices almost always require formal clinical studies to demonstrate safety and effectiveness. Intraocular lenses, which include the crystalens, are classified as Class III devices in the United States.

FDA approval of a PMA application is required before marketing a Class III product. The PMA application process is much more demanding than the 510(k) pre-market notification process. A PMA application, which is intended to provide reasonable assurance that the device is safe and effective, must be supported by extensive data, including data from pre-clinical studies and human clinical trials and existing research material, and must contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, once the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. A maximum time of 360 days is allowed to respond to deficiencies.

In approving a PMA application or clearing a 510(k) notification, the FDA may also require some form of post-market surveillance, whereby the manufacturer follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

We are required to file new PMA applications or PMA application supplements for significant modifications to the manufacturing process, labeling and design of a device for which we have received approval through the pre-market approval process. Pre-market approval supplements often require submission of the same type of information as a pre-market approval application, except that the supplement is limited to information needed to support any changes from the device covered by the original pre-market approval application, and may not require as extensive clinical data or the convening of an advisory panel.

When FDA approval of a device requires human clinical trials, and if the clinical trial presents a “significant risk” (as defined by the FDA) to human health, the device sponsor is required to file an investigational device exemption, or IDE, application with the FDA and obtain investigational device exemption approval prior to commencing the human clinical trial. We currently hold an IDE, under which one study is being performed currently and one study is on clinical hold. If the clinical trial is considered a “non-significant risk,” investigational device exemption submission to the FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required, although the study is still subject to FDA oversight under other provisions of the IDE regulation. Human clinical studies are generally required in connection with approval of Class III devices and to a much lesser extent for Class I and II devices. Clinical trials conducted abroad for FDA approval must comply with both local regulations and FDA guidance.

The original crystalens was approved under a pre-market approval application on November 14, 2003. It was approved based on data collected from more than 300 subjects followed for one year in a prospective clinical trial. The pre-market approval application was reviewed by FDA’s Ophthalmic Devices Advisory Panel, which consists of clinicians sanctioned by FDA to review original pre-market approval applications for innovative products. Subsequent modifications of the original crystalens were submitted and/or approved by FDA as Level A changes, which do not require clinical trials, in either annual reports to the original pre-market approval application or in a “real-time” supplement to the pre-market approval application. For our crystalens Five-O (AT-50 SE and AT-52 SE), we submitted notice to the FDA in the most recent annual report to our PMA. On March 12, 2007, we were notified by the FDA that our crystalens Five-O products would require the submission of supplements to the PMA. We submitted these supplements to the FDA and continued to market the crystalens Five-O while we awaited FDA approval. The FDA approved the PMA supplement covering our crystalens Five-O on July 26, 2007. Other modifications to the crystalens in development are either Level B changes, which include the crystalens HD100, and require a clinical trial with 100 subjects followed for 4-6 months, or if they do not qualify as either Level A or Level B changes, will require more than 300 subjects followed for one year.

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include:

•	the registration and listing regulation, which requires manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

•	the Quality System Regulation, or QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

•	labeling regulations;

•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses; and the Medical Device Reporting, or MDR, regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur;

•	Medical device correction and removal reporting, which requires that manufacturers report to the FDA if they repair, modify, adjust, re-label, destroy or inspect a medical device after it has been delivered to its point of use, where such action has been initiated to reduce a risk to health posed by the medical device, or to remedy a violation of the Federal Food, Drug, and Cosmetic Act that may present a risk to health, and recall requirements;

•	Device tracking requirements (intraocular lenses are not subject to the device tracking regulations but registration of implants is one of the required conditions of pre-market approval); and

•	Post market surveillance requirements.

Our facilities, records, and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, repairs, replacements, refunds, recalls or seizures of products, total or partial suspension of production, the FDA’s refusal to grant future pre-market clearances or approvals, withdrawals or suspensions of current product applications, and criminal prosecution.

Fraud and Abuse.  We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including, without limitation, anti-kickback laws, physician self-referral laws, and false claims laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration (VA) health programs and TRICARE. We have certain arrangements with healthcare providers that may implicate these laws, such as our relationships with members of our Scientific Advisory Board and certain physicians who serve as consultants and have in the past been awarded options to purchase our common stock. While we believe that our operations are in material compliance with such laws, because of the complex and far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. As a result, we could be required to alter one or more of our practices to remain in compliance with these laws. The occurrence of one or more violations of these laws could result in a material adverse effect on our financial condition and results of operations.

Anti-Kickback Laws.  Our operations are subject to federal and state anti-kickback laws. Provisions of the Social Security Act, commonly known as the “Anti-Kickback Law,” prohibit entities, such as our company, from knowingly and willfully offering, paying, soliciting or receiving any form of remuneration in return for, or to induce:

•	the referral of persons eligible for benefits under a federal healthcare program, including Medicare, Medicaid, the VA health programs and TRICARE, or a state health program; or

•	the recommendation, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program or state health programs.

The Anti-Kickback Law may be violated when even one purpose, as opposed to the primary or sole purpose, of a payment is to induce referrals or other business. Federal regulations create a small number of “safe harbors.” Practices which meet all the criteria of an applicable safe harbor will not be deemed to violate the statute; practices that do not satisfy all elements of a safe harbor do not necessarily violate the statute, although such practices may be subject to scrutiny by enforcement agencies.

Violation of the Anti-Kickback Law is a felony, punishable by substantial fines and (for individuals) imprisonment. In addition, the Department of Health and Human Services may impose civil penalties and exclude violators from participation in federal or state healthcare programs (including Medicare, Medicaid, VA health programs, and TRICARE); if a manufacturer is excluded, its products are not eligible for reimbursement by these programs. Many states have adopted similar anti-kickback laws, which vary in scope and may extend to payments intended to induce the recommendation, purchase, or order of products reimbursed by private payors as well as federal or state healthcare programs.

False Claims Laws.  Federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third-party payers that are false or fraudulent. For example, the federal Civil False Claims Act (31 U.S.C. § 3729 et seq.) imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program (including Medicaid and Medicare). Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement. A number of states also have false claims laws, and some of these laws may apply to claims for items or services reimbursed under Medicare, Medicaid and/or commercial insurance. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under federal and state healthcare programs, and imprisonment.

HIPAA.  The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements related to healthcare matters. The healthcare fraud statute prohibits knowingly and willingly executing a scheme to defraud any healthcare benefit program, including private payers. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal and state healthcare programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment.

International.  International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

The primary regulatory environment in Europe is that of the European Union. The European Union consists of 27 independent states, or Member States, and has a harmonized system for the authorization of medical devices. The European Union has adopted numerous directives and has promulgated voluntary standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. The European Medical Devices Directive, or MDD, sets out the basic regulatory framework for medical devices in the European Union. This directive has been separately implemented in more detail in most of the national legislation of the individual Member States of the European Union. Devices that comply with the requirements of a relevant directive as implemented into the respective laws and regulations of the European Union Member States, will be entitled to bear a CE Marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout the Member States of the European Union, and other countries that comply with or mirror these directives. The available method(s) of assessing conformity varies depending on the type and class of the product, but typically involves a combination of self-assessment by the manufacturer and a third-party assessment by a notified body, an independent and neutral institution appointed by a country to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s device. Such an assessment is required in order for a manufacturer to commercially distribute the product throughout these countries. ISO 13485 certification is a voluntary harmonized standard. Compliance establishes the presumption of conformity with the essential requirements for a CE Marking. We have the authorization to affix the CE Marking to the crystalens AT-45, AT-45 SE and Five-O and to commercialize the devices in the Member States of the European Union.

In many of the foreign countries in which we market our products, we may be subject to regulations affecting, among other things:

•	reimbursement;

•	product standards;

•	packaging requirements;

•	labeling requirements;

•	quality system requirements;

•	import restrictions;

•	tariff regulations;

•	duties; and

•	tax requirements.

Many of the regulations applicable to our devices and products in these countries are similar to those of the FDA. In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility.

Third-Party Payor Coverage and Reimbursement

In the United States, the vast majority of patients who receive our crystalens are covered by the federal Medicare program, which provides health insurance for people age 65 or older and people under age 65 with certain disabilities or end-stage renal disease. Medicare coverage and reimbursement policies are particularly important to our industry, not only because of the number of Medicare beneficiaries receiving IOLs following cataract surgery, but also because other third-party payors often follow its policies.

The Centers for Medicare and Medicaid Services, or CMS, issued a ruling in May 2005 to address coverage for PIOLs, including our crystalens. The coverage policy provides that Medicare beneficiaries undergoing cataract surgery may elect to upgrade to a PIOL with presbyopia-correcting technology over the standard monofocal IOL. CMS determined that the Medicare program would cover and reimburse for the cataract surgery and implantation of a standard monofocal IOL, and the beneficiary would be responsible for the incremental fees above the Medicare payment amount. Specifically, the beneficiary is responsible for payment of that portion of the charge for the presbyopia-correcting PIOL and associated services that exceed the Medicare allowed payments for insertion of a standard monofocal IOL following cataract surgery.

Most patients receiving our crystalens undergo the cataract extraction with IOL implantation either in an ASC or in the hospital outpatient department. Medicare generally makes payment for the implantation of a standard monofocal IOL furnished in these settings to the ASC or hospital under an established national payment methodology. This Medicare payment amount includes the IOL as part of the surgical procedure performed to remove a cataractous lens. When a cataract extraction with IOL implantation is performed in an ASC, the Medicare payment generally includes a $150 allowance to cover the cost of the IOL. When the procedure is performed in a hospital outpatient department, the hospital’s reimbursement generally is based on a prospective payment system that incorporates the payment for the IOL, regardless of the type of IOL provided.

Private third-party coverage and reimbursement vary greatly from policy to policy and state-to-state. Generally speaking, private insurance may cover the cataract surgical procedure and anesthesia and may also allow a certain additional amount for the artificial lens implant. The insured is then required to pay a deductible as well as any additional amount above the primary coverage. Some patients are completely responsible for payment as not all third-party payors will cover a portion of the patient cost.

In an era of managed care and rising healthcare costs, third-party payors often focus on cost-containment measures, making it increasingly difficult for new medical devices and technologies to obtain adequate coverage and reimbursement. For example, at the end of 2003, Congress enacted the Medicare Prescription Drug Improvement and Modernization Act of 2003. Among other things, this legislation requires CMS to establish a new Medicare payment system for services performed in ASCs. This new payment system is scheduled to be effective January 1, 2008. CMS recently finalized its proposed regulations that create a payment scale for cataract procedures with IOL insertions that are based on the current Medicare payment system for hospital outpatient departments. From CMS’s current projections, most of the higher volume cataract surgeries with IOL insertions would experience a slight increase in payment amounts compared to the current ASC payment rates. Proposed regulations would create a payment scale that is based on the current payment system for hospital outpatient departments. At this time, final regulations have not been promulgated and the full effect of the new methodology remains uncertain. Because a large share of the costs of the services remain paid by the beneficiary, we do not anticipate the impact to be significant. It is not possible at this time to determine with certainty how this new payment system could affect our future revenues or financial condition. We cannot predict the likelihood or pace of any other significant legislative or regulatory action in these areas, nor can we predict whether or in what form healthcare legislation or regulations being formulated by various state and local governments will be passed. Because legislative and regulatory initiatives will likely continue, the adoption of new payment or coverage policies may have some impact on our business. If CMS changes its current policies permitting ASCs, hospitals, ophthalmologists and other eye care professionals to charge patients directly for the incremental differences between a standard monofocal IOL and the PIOL, the ability for providers to receive adequate payment and reimbursement for services performed using our products may result in diminished sales and adversely impact our operations.

Employees

As of June 30, 2007, we had 105 employees, with 50 in sales and marketing, 28 in manufacturing and distribution, 11 in general and administrative and 16 in research and development, clinical, regulatory and quality assurance. As of June 30, 2007 we also contracted with four independent sales representatives and an independent distributor. We often supplement our research and development and clinical, regulatory and quality assurance departments, with independent consultants, on a project basis. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Facilities

We occupy approximately 13,000 square feet at our current corporate offices located in Aliso Viejo, California, under a lease which expires January 2009. We currently manufacture and distribute crystalens at our 12,000 square foot manufacturing and distribution facility located in Rancho Cucamonga, California under a lease which expires on January 31, 2008. All of our manufacturing and distribution employees work at this facility. We believe our current manufacturing facility is sufficient for our foreseeable needs. We plan to renew the lease on our existing facility and we may lease adjacent manufacturing space to support our planned growth.

Litigation

On June 12, 2007, a patient who received bilateral crystalens implants filed suit against us in the Philadelphia, Pennsylvania, Court of Common Pleas. The case is in its initial stages and no complaint or other substantive pleadings have been filed. We anticipate that the pleadings will contend that the lenses were defective, or that there has been a breach of warranty of some fashion. We have turned the case over to our insurance carrier and we intend to defend the matter vigorously.

A European patent exclusively licensed by us is presently being opposed in the European patent office by Human Optics, a German IOL manufacturer. Human Optics contends that the disclosures contained in the challenged patent are insufficient and the claims therefore invalid. In a ruling dated May 29, 2007, the European patent office found that the patent disclosures were sufficient but that one claim was overly broad with respect to the description of the lens haptics, which position the optic within the capsular bag of the eye, thus suggesting anticipation by prior art. We intend to submit a patent amendment with modified claims containing more precise language. The deadline for submitting such an amendment is September 19, 2007.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors, as of August   , 2007:

Name	Age	Position

J. Andy Corley	51	Chairman, President and Chief Executive Officer
Steven J. Naber	54	Chief Financial Officer
Paul Barros	46	Vice President, International
Michael J. Breen	51	Vice President, Clinical Outcomes
Johnnie S. Garcia	51	Vice President, Manufacturing and Distribution
J. Michael Judy	46	Vice President, Global Marketing and North American Sales
Paul S. Kramsky	53	Vice President, Regulatory Affairs and Quality Systems
James A. Lightman	49	Vice President, General Counsel and Secretary
Rebecca L. Patterson	30	Vice President, Finance and Sales Operations
James Robert Hurley(1)(2)	58	Director
Richard L. Lindstrom, M.D.	59	Director
William J. Link, Ph.D.(1)(2)	61	Director
Lloyd H. Malchow(2)(3)	53	Director
James M. Shapiro(3)	49	Director
Shelley B. Thunen(1)(3)	54	Director

(1)Member of the Compensation Committee.
(2)Member of the Nominating and Corporate Governance Committee.
(3)Member of the Audit Committee.

Executive Officers

J. Andy Corley has served as our President, Chief Executive Officer and Chairman of the Board of Directors since our inception in 1998. Mr. Corley has over 25 years of experience in the ophthalmic industry and has held various executive positions at Allergan, Inc. and its acquired business, American Medical Optics, Inc. Mr. Corley was a co-founder of Chiron Vision, Inc. where he served as General Manager of the Refractive Surgery Division from 1987 to 1997 when it was acquired by Bausch & Lomb, Inc. During his term at Chiron Vision, Inc., Mr. Corley played a key role in the successful introduction of LASIK into the marketplace. Mr. Corley serves on the board of directors for Glaukos Corporation and is a member of the Advisory Board at University of California, Irvine School of Biomedical Engineering. Mr. Corley received his B.B.A degree from Georgia Southern University.

Steven J. Naber has served as our Chief Financial Officer since October 1998. Prior to joining us, from 1995 until 1997 Mr. Naber served as Vice President, Finance and Chief Financial Officer of Biopsys Medical, Inc., a publicly-held medical device company, which was acquired by Johnson & Johnson. From 1991 to 1995, Mr. Naber served as Vice President, Finance and Chief Financial Officer of Ioptex Research, Inc., and ophthalmic device company which was acquired by Allergan, Inc. From 1984 until 1990, Mr. Naber served as Vice President, Finance and Chief Financial Officer of Gradco Systems, Inc., a publicly-held office technology company. Prior to 1984, Mr. Naber held senior financial positions with

Mattel Electronics, Inc. and Kraft, Inc. Mr. Naber received a B.B.A. in Accounting from the University of Iowa.

Paul Barros joined us in July 2007 as Vice President, International. Prior to joining us, Mr. Barros was Vice President of International Sales for IntraLase Corp. from 2003 to 2007. From 1995 to 2003, Mr. Barros was Vice President of Sales at Lasersight Technologies, Inc., a manufacturer of excimer lasers. From 1992 to 1995, Mr. Barros was Vice President of Sales for HGM Medical Lasers, Inc., a manufacturer of ophthalmic, surgical, cosmetic and dental lasers. From 1990 to 1992, Mr. Barros was Vice President of Sales for Surgidev Corp., a manufacturer of IOLs, and from 1985 to 1990, he served as an Account Sales Specialist for Allergan Humphrey, a division of Smithkline Beckman Corporation. Mr. Barros is fluent in French, Spanish, Italian and Portuguese. Mr. Barros received a B.A degree in Economics and Psychology from the University of California, Irvine.

Michael J. Breen, O.D. joined us in September 2000 as Director of Clinical Outcomes and was promoted to Vice President, Clinical Outcomes in February 2006. From 1994 to 2000, Dr. Breen was in clinical practice at Anaheim Eye Medical Group working primarily with pre- and post-operative cataract patients. Prior to working at Anaheim Eye, Dr. Breen was in clinical practice with Dr. Howard Rothfeder in Tustin, California from 1990 to 1994. From 1987 to 1994, Dr. Breen was employed by CIGNA Health Plans of California. Dr. Breen received his Optometric (O.D.) degree from the Illinois College of Optometry in 1987 and his B.A. in Social Science from the University of California, Irvine.

Johnnie S. Garcia joined us in June 2003 as Manager of Materials and Distribution and has served as our Vice President, Manufacturing and Distribution since January 2006. Prior to joining us, Mr. Garcia was Vice President, Operations for Pine Capital, USA, Inc., from 1992 to 2002. From 1983 to 1992, Mr. Garcia was Corporate Director, Procurement, Manufacturing, and Distribution for Gradco Systems, Inc. From 1975 to 1983, Mr. Garcia served as both a Cost Accounting Manager and a Cost Accounting Supervisor for Smith International Corporation and Kobe Incorporated. Mr. Garcia received a B.A degree in Economics from California State University, Los Angeles.

J. Michael Judy joined us in January 2004 as Vice President, Marketing and has served as the Vice President, Global Marketing and North American Sales since December 2006. Prior to joining us, Mr. Judy served as the Vice President, Cataract, Refractive, and Vitreoretinal Marketing for Bausch & Lomb, Inc. from 2002 to 2004. From 2000 to 2002, Mr. Judy served as the Global Director of IOL marketing at Advanced Medical Optics, Inc. Prior to joining Advanced Medical Optics, Inc., Mr. Judy served as the United States Director of Cataract Marketing at Allergan, Inc. from 1992 to 2000. Mr. Judy received his A.B. degree from Princeton University and completed the Medical Marketing Program at the UCLA Anderson School of Management.

Paul S. Kramsky joined us in May 2001 as Director of Regulatory and Quality Systems and has served as our Vice President, Regulatory Affairs and Quality Systems since May 2002. Between 1993 and 2001, Mr. Kramsky held the position of Director, Global Regulatory Affairs for Bausch & Lomb Surgical and the position Director, Scientific Affairs for Chiron Vision, a subsidiary of Chiron Corporation. From 1988 to 1991, Mr. Kramsky served as Manager, Regulatory Affairs and Compliance at Allergan Medical Optics. Mr. Kramsky received a B.S. in Biological Science and a Masters degree in Biology, both from California State University, Fullerton.

James A. Lightman joined us in June 2007 as our Vice President, General Counsel and Secretary. From 2005 to 2007, Mr. Lightman served as Senior Vice President, General Counsel and Secretary for IntraLase Corp. From 2002 to 2005, Mr. Lightman was Vice President and General Counsel at Amicore, Inc., a provider of software and services to physicians and for the last two months of his tenure, he also served as Vice President, Finance. From 2001 to 2002, Mr. Lightman was Vice President, General Counsel and Secretary at Zaiq Technologies, Inc., a semiconductor design engineering solutions firm.

From 1996 through 2000, Mr. Lightman held various senior positions at Summit Autonomous, Inc., a global ophthalmic laser company that was acquired by Alcon, Inc. in 2000, and most recently as Senior Vice President, General Counsel and Clerk. Mr. Lightman received his B.S., magna cum laude, from Boston University School of Management and received his juris doctorate, cum laude, from Boston University School of Law.

Rebecca L. Patterson joined us in September 2003 as our Assistant Controller, served as our Controller from September 2004 to November 2006, and has served as our Vice President, Finance and Sales Operations since November 2006. From 2001 to 2003, Ms. Patterson held the position of Senior Accountant in the Assurance & Advisory Services group at Deloitte & Touche LLP, our current auditors. Ms. Patterson is a certified public accountant and received her B.B.A from the University of Texas and her M.A. in Accounting from the University of Southern California.

Directors

James Robert Hurley has served as a director since August 2007. Since 2005, Mr. Hurley has served as the Senior Vice President, Human Resources and Communications for Beckman Coulter Inc., a publicly traded global biomedical testing company. From 1980 to 2005, Mr. Hurley held various positions at Baxter International Inc., a publicly traded global healthcare company that provides critical therapies for people with life threatening conditions, including Corporate Vice President, Restructuring; Corporate Vice President, Integration and Alliance Management; Corporate Vice President and President Baxter Japan/China; Vice President, Human Resources, Global Businesses; Vice President, Human Resources, Medication Delivery; and Vice President, Human Resources, Scientific Products. Before entering the biomedical and healthcare industries, Mr. Hurley served in the U.S. Army from 1971 to 1980 and rose to the rank of Captain. Mr. Hurley received a B.A. in Political Science from the University of Georgia.

Richard L. Lindstrom, M.D. has served as a director since April 2005. Dr. Lindstrom is the founder and attending surgeon of Minnesota Eye Consultants and is a board-certified ophthalmologist and internationally recognized leader in corneal, cataract, refractive and laser surgery. From 1972 to 1979, Dr. Lindstrom conducted research, residency and fellowship training at the University of Minnesota and affiliated hospitals and extended his fellowship training at Mary Shield Hospital in Dallas and was a Heed Fellow at University Hospital in Salt Lake City. In 1980, Dr Lindstrom returned to the University of Minnesota, where he spent ten years on the faculty of the Department of Ophthalmology, the last two as a full professor and the Harold G. Scheie Research Chair. Dr. Lindstrom continues to serve as an Adjunct Professor Emeritus at the University of Minnesota. Dr. Lindstrom entered private practice in 1989, and has led the growth and expansion of Minnesota Eye Consultants as managing partner. Since 1994, Dr. Lindstrom has been the Chairman, President and Chief Executive Officer of Lindstrom Restoration. He is also medical director of TLC Vision, Midwest Surgical Services and associate director of the Minnesota Lions Eye Bank. He is also a director of both TLC Vision as well as Occulogix since 1995. Dr. Lindstrom graduated Magna Cum Laude from the College of Liberal Arts at the University of Minnesota and received a B.A. and B.S. in Sciences, and completed his doctorate degree in medicine.

William J. Link, Ph.D. has served as a director since October 1998. Since June 2002, Dr. Link has served as a director of Advanced Medical Optics, Inc. and Dr. Link previously served as chairman and a director of IntraLase Corp. from 1998 to 2007, when IntraLase was acquired by Advanced Medical Optics, Inc. Dr. Link is a managing director and co-founder of Versant Ventures, a healthcare focused venture capital firm, and since 1998, Dr. Link has been a Managing Member of Brentwood Venture Capital. From 1986 to 1997, Dr. Link was the Chairman, President and Chief Executive Officer of Chiron Vision, a subsidiary of Chiron Corporation founded by Dr. Link, which specialized in ophthalmic surgical products that was sold to Bausch & Lomb, Inc. in 1997. Prior to Chiron Vision, Dr. Link founded and served as President of American Medical Optics, a division of American Hospital

Supply Corporation, which was sold to Allergan, Inc. in 1986. Before entering the healthcare industry, Dr. Link was an assistant professor in the Department of Surgery at the Indiana University School of Medicine. Dr. Link received his B.S., M.S. and Ph.D. degrees in Mechanical Engineering from Purdue University.

Lloyd H. Malchow has served as a director since July 2007. Since 1999, Mr. Malchow has served as President and Chief Executive Officer and director of SenoRx, Inc., a publicly traded company that develops, manufactures and sells minimally-invasive medical devices for the diagnosis of breast cancer. From 1993 to 1999, Mr. Malchow held various positions at Penederm, Inc., a publicly traded drug delivery company acquired by Mylan Laboratories in 1998, including Chief Executive Officer, President and Chief Operating Officer. Prior to Mr. Malchow’s employment with Penederm, Inc., Mr. Malchow held various positions at Allergan, Inc., a pharmaceutical and medical device company, including corporate Operating Committee member, vice president positions in sales and business development for Allergan’s ophthalmology and dermatology divisions, and skin care division General Manager. Prior to this time, Mr. Malchow was the Director of Sales at the American Medical Optics Division of American Hospital Supply, a provider of medical supplies and medical devices. Mr. Malchow received his B.A. in Government and Communication from Carroll College, his M.A. from the University of Maryland and his M.B.A. from Pepperdine University.

James M. Shapiro has served as a director since June 2000. Mr. Shapiro has served as a General Partner of Kearney Venture Partners, a venture capital firm, and its predecessor, Thomas Weisel Healthcare Venture Partners, since March 2003. Since January 2000, Mr. Shapiro has also been a General Partner of ABS Ventures. Mr. Shapiro serves on the board of directors of Hansen Medical, Inc., a publicly traded medical device company, as well as on the boards of several privately-held medical device companies. Mr. Shapiro received an A.B. degree from Princeton University and an M.B.A degree from the Stanford University Graduate School of Business.

Shelley B. Thunen has served as a director since June 2007. From 2004 to 2007, Ms. Thunen served as the Executive Vice President and Chief Financial Officer and from 2001 to 2004 as the Chief Financial Officer of IntraLase Corp. From 2000 to 2001, she was the Executive Vice President, Chief Financial Officer and Corporate Secretary of Versifi, Inc., that was acquired by Reef SA/NV in 2000. From 1992 to 2000, Ms. Thunen was the Chief Financial Officer of VitalCom, Inc., a leading manufacturer of computer networks for cardiac monitoring systems that was acquired by General Electric Corp. in 2001. Ms. Thunen received her B.A. and her M.B.A. in Economics from the University of California, Irvine.

Composition of the Board of Directors

Our business and affairs are organized under the direction of our board of directors, which currently consists of six members and is authorized to be as large as eight. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.

Our board of directors has determined that five of our seven directors are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers. The five independent directors are Dr. Link, Messrs. Hurley, Malchow and Shapiro and Ms. Thunen.

Effective upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms, as follows:

•	Class I will consist of Dr. Lindstrom and Mr. Shapiro, and their terms will expire at our first annual meeting of stockholders to be held following the completion of this offering;

•	Class II will consist of Messrs. Hurley and Malchow and Ms. Thunen and their terms will expire at our second annual meeting of stockholders to be held following the completion of this offering; and

•	Class III will consist of Mr. Corley and Dr. Link and their terms will expire at our third annual meeting of stockholders to be held following the completion of this offering.

The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

Committees of the Board of Directors

Our board of directors has a standing audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

The audit committee operates under a written charter adopted by our board of directors, and currently consists of Ms. Thunen and Messrs. Malchow and Shapiro. Ms. Thunen is the chairperson of our audit committee and is our audit committee financial expert, as currently defined under the SEC rules. Both our independent auditors and management periodically meet with our audit committee. The functions of this committee include, among other things:

•	evaluating the qualifications and performance of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing our annual and quarterly financial statements, reports and earnings releases and discussing the statements and reports with our independent auditors and management, including separate meetings with our independent auditor;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	reviewing and approving in advance any proposed related party transactions and monitoring compliance with our code of ethics;

•	providing the report that the SEC requires in our annual proxy statement;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.

Compensation Committee

The compensation committee operates under a written charter adopted by our board of directors and currently consists of Mr. Hurley, Dr. Link, Ms. Thunen. Mr. Hurley is the chairperson of our compensation committee. We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The functions of this committee include, among other things:

•	evaluating and recommending to our board of directors the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee operates under a charter adopted by our board of directors and currently consists of Dr. Link and Messrs. Hurley and Malchow. Mr. Malchow is the

chairperson of our nominating and corporate governance committee. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. The functions of this committee include, among other things:

•	assisting the board in identifying prospective director nominees and recommending to the board of directors the director nominees for each annual meeting of stockholders;

•	recommending members for each board committee;

•	ensuring that the board is properly constituted to meet its fiduciary obligations to our company and the stockholders and that we follow appropriate governance standards;

•	developing and recommending to the board, governance principles applicable to our company; and

•	overseeing the evaluation of the board and management.

Our board of directors may from time to time establish other committees.

Board of Directors’ Compensation

Historically, we have not provided cash compensation to our non-employee directors for their services as directors or members of committees of our board of directors. In the past, we have made periodic grants of options to our non-employee directors in consideration of their services on our board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors. Our employees who serve on our board of directors are not separately compensated for their services as a board member.

The following table sets forth a summary of the compensation we paid to our non-employee members of our board of directors for the fiscal year ended December 31, 2006.

Option
Name	Awards(1) ($)	Total

Juliett Bakker(2)	—	—
J. Stuart Cumming, MD, F.A.C.S., FRCOphth(3)(4)	—	—
Richard L. Lindstrom, M.D(5)	167,603	167,603
William J. Link, Ph.D(6)	—	—
James M. Shapiro(7)	—	—

(1)	Amounts represent the compensation expense recognized by us in 2006 related to stock options granted in 2006 and prior years as prescribed under SFAS No. 123(R). For a discussion of valuation assumptions see Note 7 to our consolidated financial statements included elsewhere in this prospectus; except that no forfeitures were assumed to take place. On March 31, 2006, Dr. Lindstrom received a grant of 75,000 options to purchase our common stock in connection with the license of certain intellectual property. The grant date fair market value of these options was $243,000 as prescribed under SFAS No. 123(R). For a discussion of valuation assumptions see Note 8 to our financial statements included elsewhere in this prospectus.
(2)	Ms. Bakker resigned from our board of directors effective July 13, 2007. Ms. Bakker did not hold any outstanding options or unvested stock awards as of December 31, 2006.

(3)	Dr. Cumming resigned from our board of directors effective July 13, 2007. Dr. Cumming did not hold any outstanding options or unvested stock awards as of December 31, 2006.
(4)	Excludes $104,000 paid to Dr. Cumming in his capacity as our consultant during 2006.
(5)	Dr. Lindstrom has outstanding options to purchase an aggregate of 100,000 shares as of December 31, 2006 and did not hold any unvested stock award as of such date.
(6)	Dr. Link was awarded options to purchase an aggregate of 100,000 shares as of December 31, 2006. However, such options were subsequently transferred to Brentwood Associates VIII, L.P. Dr. Link did not hold any unvested stock awards as of December 31, 2006.
(7)	Mr. Shapiro did not hold any outstanding options or unvested stock awards as of December 31, 2006.

As of July 13, 2007, each of our non-employee directors will receive, for his or her service on our board of directors, an annual retainer of $24,000. In addition, we pay our non-employee directors a fee of $1,500 for each board meeting they attend in person and $500 for each board meeting they attend telephonically. Each non-employee director who serves on our audit committee, compensation committee or nominating and corporate governance committee will also receive, for his or her service in such capacity, an additional annual retainer of $1,000 and a per meeting fee of $500. Each non-employee director who serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee will also receive, for his or her service in such capacity, an additional annual retainer of $10,000, $7,500, and $5,000, respectively. We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings. In addition, we have in the past granted directors options to purchase our common stock pursuant to the terms of our 1998 Stock Plan. Our 2007 Equity Incentive Plan provides for the automatic grant of options to our non-employee directors. Each non-employee director first appointed to the board after the completion of this offering will automatically receive an initial option to purchase 50,000 shares of common stock upon such appointment, except for those directors who had previously been employees. In addition, beginning in 2007, at each annual meeting, non-employee directors who were non-employee directors for at least the preceding six months will automatically receive an option to purchase 15,000 shares of our common stock.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or in the past year have served, as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Prior to establishing the compensation committee, our full board of directors made decisions relating to compensation of our executive officers.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation discussion and analysis discusses our compensation programs and policies for our named executive officers, who are J. Andy Corley, our Chairman, President and Chief Executive Officer, Steven J. Naber, our Chief Financial Officer, and Michael J. Breen our Vice President, Clinical Outcomes, J. Michael Judy our Vice President, Global Marketing and North American Sales and Giacomo Nizi our former Vice President, International, our three most highly compensated executive officers under the rules of the Securities and Exchange Commission for the year ended December 31, 2006.

Objectives and Philosophy of Executive Compensation

Our executive compensation program is designed to use salary and bonus awards to achieve the following objectives: (i) attract and retain talented and experienced executives; (ii) motivate and reward executives whose knowledge, skills and performance are critical to our success; (iii) ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and (iv) compensate our executives to manage our business to meet our long-range objectives. Our executive compensation program is designed to use stock options to align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases. All elements of compensation are designed to provide a competitive compensation package in which total compensation is primarily determined by company and individual results and the creation of stockholder value. The board’s determination of executive compensation packages was not previously and is not currently based on attainment of specific corporate or individual performance objectives. For 2008, the planned objectives of our compensation programs will be to (i) tie a significant portion of executive compensation to the achievement of individual and corporate milestones and objectives (such as sales growth, product development, clinical development and overall strategic goals of our organization as proposed from time to time by management and our board of directors), (ii) provide total compensation packages to our executives that are competitive and in a range between the 50th and 75th percentiles of the total compensation amounts provided to executives with similar positions at other companies in the medical device industry that are comparable to us, and (iii) tie our executives’ compensation levels to the generation of long-term stockholder value. The specific milestones and objectives for our 2008 executive compensation have not yet been established.

As a private company, historically our board of directors has generally reviewed and determined the compensation of our Chief Executive Officer and our Chief Financial Officer, and our Chief Executive Officer and Chief Financial Officer have reviewed and determined the compensation of our other executives (other than equity grants, which have been historically approved by our board of directors). In 2006, our Chief Executive Officer abstained from all board decisions regarding his compensation as an officer. Subsequent to this offering, the compensation committee will review and determine the compensation of our executives, other than equity grants, which will be recommended by the compensation committee and approved by our board of directors.

Historically our executives’ compensation has consisted of a cash-based, short-term salary component based on job responsibilities and individual experience, annual cash incentive bonuses and long-term equity component in the form of stock option grants providing long-term compensation based on company performance. Each of the elements of compensation was determined on an individual basis and for the year ended December 31, 2006, an increase in one element did not affect decisions regarding the other elements. As a private company, adjustments to the base salaries, annual bonus awards and awards of stock options were made primarily to retain and reward our personnel in the discretion of our board of directors based on their experience sitting on the board of other similarly situated companies. In anticipation of our becoming a public company, in June 2007 our board of directors directed us to retain a compensation consultant to help us evaluate our compensation philosophy and provide guidance to us in administering our compensation program in the future. On an annual basis, we plan to have our consultant provide us with market data on a peer group of companies in the medical device industry and we intend to benchmark this information and other information obtained by the members of our compensation committee against the compensation we offer to ensure that our executives’ total compensation is competitive and between the 50th and 75th percentile of the total compensation amounts provided to executives with similar positions at the peer group of companies. We have identified our peer group companies as public companies in the medical device or biotechnology sector with a $350 to $500 million market capitalization. We also plan to have our consultant provide market data to our compensation committee for their consideration in establishing annual salary increases and equity grants. Our compensation committee intends to allocate total compensation between cash and equity based on benchmarking to the peer group, while considering the balance between short and long-term incentives.

Elements of Executive Compensation

Executive compensation consists of the following elements:

Base Salary.  We determine our executive salaries based on job responsibilities and individual experience. Subsequent to this offering, we will also benchmark the amounts we pay against comparable competitive market compensation for similar positions within the medical device industry. Historically, our board of directors have reviewed and determined in their discretion, based on their experience sitting on boards of other similarly situated companies, the salaries of our Chief Executive Officer and Chief Financial Officer, and those two executives have reviewed and determined the base salaries of all other executives annually. The following table shows the percentage increases in base salaries for fiscal 2006 as compared to fiscal 2005 for our Chairman, President and Chief Executive Officer, J. Andy Corley, our Chief Financial Officer, Steven J. Naber and Michael J. Breen. Messrs. J. Michael Judy and Giacomo Nizi did not receive base salary increases for 2006.

	Percentage Increase
	in Base Salary
Name and Principal Position	in 2006 (%)

J. Andy Corley	11.0	(1)
Chairman, President and Chief Executive Officer
Steven J. Naber	17.0	(1)
Chief Financial Officer
J. Michael Judy	—
Vice President, Global Marketing and North American Sales
Michael J. Breen	13.0	(1)
Vice President, Clinical Outcomes
Giacomo Nizi(2)	—
Vice President, International Sales

(1)	Represents increase in base salary during 2004 to 2006. These officers did not receive base salary increases in 2005.
(2)	Mr. Nizi resigned as Vice President, International Sales effective December 31, 2006 and remains a consultant to us.

Non-Equity Incentive Programs.  On December 7, 2006, based on the recommendations of the Chief Executive Officer and Chief Financial Officer, our board of directors approved, in their subjective discretion and their subjective assessments based on their experience sitting on boards of other similarly situated companies, bonus awards to all employees, including the named executive officers. The board’s determination of the bonus awards was not previously and is not currently based on attainment of specific corporate or individual performance objectives. Historically, the bonus awards have consisted of a fixed portion of our employee’s salary, which, prior to fiscal 2006, typically amounted to one month’s salary, or approximately 8.3% of base salary, payable prior to year-end. In addition, executive officers often received an additional discretionary bonus based on skill level, industry experience, level of responsibility, contribution to sales growth and contribution to the reduction of costs. Historically, the board has not employed formulas in determining this additional discretionary bonus. In December 2006, the board determined to award, for the year ended December 31, 2006, a fixed portion bonus award amounting to two-month’s salary, or 16.7% of base salary at the time of payment, a quarter of which was payable in December 2006 and three quarters of which was payable in April 2007. The board doubled the fixed award as a percentage of base salary based on a subjective evaluation of the group’s positive contribution during 2006 towards maintaining stability in sales and market share and expense reduction during the second half of 2006, as well as in recognition of the four-month deferral on the payment of three quarters of the award. In addition, for 2006, our Chief Executive Officer and Chief Financial Officer received additional discretionary bonuses of 4% and 6% of their base salaries, respectively, based on the board’s subjective assessment of their individual contribution to maintaining stability in sales and market share as well as expense reduction. For 2007, our executive officers, including the named executive officers, are eligible to receive discretionary bonuses based on overall company performance, individual performance and target bonus percentages ranging from 33% to 45% of base salary for officers, and 50% of base salary for our Chief Executive Officer, respectively. For 2008, our board of directors plans to tie a significant portion of the non-equity incentive compensation to specific milestones and objectives; however, these milestones and objectives have not yet been established. Please see Summary Compensation Table below for the bonus amounts awarded to our named executive officers in 2006.

Our executive officers will be eligible to receive non-equity incentive program payments following this offering based upon the achievement of certain individual and corporate milestones and objectives. Our compensation committee will determine these milestones and objectives at the beginning of each year and assess the individual’s and our corporate performance against the milestones and objectives at the end of each year. Our compensation committee will establish the milestones and objectives based on sales growth, product development, clinical development and overall strategic goals of our organization as proposed by management and our board of directors. Our compensation committee believes that by establishing an incentive payment for our executive officers based on achievement of milestones and objectives that create value in our company, it has aligned a portion of executive compensation with the interests of our stockholders.

Long-Term Incentives.  In 2006 and prior years, we have provided our executive officers with long-term incentives in the form of stock options. We believe that equity ownership in our company is important and will provide our executive officers with long-term incentives to build value for our stockholders. The stock options for our executives have been historically granted by our board of directors under our 1998 Stock Plan at regularly scheduled meetings and in the case of new hires on the date of the first board meeting after their date of hire. The exercise price of our options is the fair market value of our stock on the date of grant based upon the good faith determination of our board of directors. In the future, we expect the exercise price of our options to be set at the closing price of our common stock on the date of grant. Each executive officer is generally initially provided with an option grant when they join our company based upon their position with us and their relevant prior experience. Stock option grants generally vest over four years; in some cases, with 25% of the shares vesting on the one year anniversary of the option grant date and the remaining shares in equal monthly installments over the next 36 months and in other cases, in 48 equal monthly installments over four years. Stock options may be early-exercised into unvested shares of our common stock, which will be subject to the original vesting schedule of the stock options. We spread the vesting of our options over four years to compensate executives for their contribution over a period of time. As we increased the number of outstanding shares from our financing activities in the past, we granted additional options to maintain ownership levels and extend retention incentives to our executives. J. Michael Judy joined us in January 2004 and thereafter received stock option awards upon his hire date and following his first anniversary with us in order to provide him with equity incentives comparable to other members of our management team. In 2006, none of our named executive officers, other than Michael J. Breen, received any stock option awards. Mr. Breen received a grant as a result of his involvement in the development of new products.

Subsequent to this offering, we plan to make initial grants of stock options under the 2007 Equity Incentive Plan to new-hire executive officers upon their commencement of employment with us. In addition, we plan to make performance based and retention grants of stock options under the 2007 Equity Incentive Plan to our current executive officers on an annual basis. Our compensation committee will recommend, and our board of directors will grant such additional annual grants of options to retain our executives and combine the achievement of corporate goals and strong individual performance. Options will be granted based on a combination of sales growth, product development, clinical development and overall strategic goals of our organization. Additional option grants will not be communicated to executives in advance and will vest monthly over a period of four years. On an annual basis, our compensation committee will assess the appropriate individual and corporate goals for each named executive officer and will provide additional annual option grants based upon the achievement by the executives of both individual and corporate goals. Additionally, in the future our compensation committee and board of directors may consider awarding additional or alternative forms of equity incentives, such as grants of restricted stock, restricted stock units and other performance based awards.

Severance Agreements

We entered into change of control severance agreements in July 2007 with certain officers, including the following named executive officers: Messrs. Andy J. Corley, Steven J. Naber, J. Michael Judy and Michael J. Breen. Messrs. Corley’s and Naber’s agreements provide for a severance payment and other benefits to be provided to them upon a change of control of us. The agreements for Messrs. Breen and Judy provide for a severance payment and other benefits if their employment is terminated under specified circumstances in connection with a change of control (including during the period following the commencement of efforts to sell us prior to a chance of control or within 12 months following a change of control). The agreements are designed to retain our executive officers and provide continuity of management in the event of an actual or threatened change of control and to ensure that our executive officers’ compensation and benefits expectations would be satisfied in such event. A description of the material terms of these agreement can be found under “Potential Payments Upon Termination or Change of Control — Severance Agreements.”

401(k) Plan.  We maintain a retirement savings plan, or a 401(k) Plan, for the benefit of our eligible employees. Employees eligible to participate in our 401(k) Plan are those employees who have attained the age of 21. Currently, employees may elect to defer their compensation up to the statutorily prescribed limit. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan, and all contributions are deductible by us when made. We may make discretionary matching contributions to the employees’ accounts under the 401(k) Plan. Historically, we have made matching contributions ranging from 2% to 3% of the employees’ base salaries based on company performance.

Executive Compensation

The following table sets forth summary compensation information for the year ended December 31, 2006, for our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers as of the end of the last fiscal year. We refer to these persons as our named executive officers elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

				All Other
			Option	Compen-
Name and Principal Position	Salary ($)(1)	Bonus ($)	Awards($)(1)(2)	sation ($)(1)		Total ($)

J. Andy Corley	395,000	91,667	—	8,000	(3)	494,667
Chairman, President and Chief Executive Officer
Steven J. Naber	275,000	71,667	—	5,600	(3)	352,267
Chief Financial Officer
J. Michael Judy	200,000	36,667	51,691	4,000	(3)	292,358
Vice President, Global Marketing
and North American Sales
Michael J. Breen	168,333	33,333	6,302	850	(3)	208,818
Vice President, Clinical Outcomes
Giacomo Nizi	175,000	—	—	85,356	(4)	260,356
Vice President, International Sales

(1)	As of July 27, 2007, the annual salaries for Messrs. Corley, Naber, Judy and Breen are $420,000, $294,000, $220,000 and $178,500, respectively.
(2)	Amounts represent the compensation expense recognized by us in 2006 related to stock options granted in 2006 and prior years as prescribed under SFAS No. 123(R). For a discussion of valuation assumptions see Note 7 to our consolidated financial statements included elsewhere in this prospectus; except that no forfeitures were assumed to take place.
(3)	Amounts represent matching company contributions under our 401(k) plan.
(4)	Mr. Nizi resigned as Vice President, International Sales effective December 31, 2006 and remains a consultant to us. Other compensation represents severance payments paid or accrued as of December 31, 2006.

Grants of Plan-Based Awards in 2006

The following table lists grants of plan-based awards made to our named executive officers in 2006 and related aggregate grant date fair value of the award under SFAS No. 123(R). No grants of plan-based awards were made to our other named executive officers in 2006.

All Other
Option
		Awards:		Grant Date
		Number of	Exercise of	Fair Value
		Securities	Base Price of	of Stock and
		Underlying	Option	Option
Name	Grant Date	Options	Awards(1)	Awards(2)

Michael J. Breen	10/11/2006	15,000	$3.40	$27,900
Vice President, Clinical Outcomes

(1)	Stock options granted in 2006 have an exercise price based upon the fair market value of our stock on the date of grant based upon the good faith determination of our board of directors. Subsequent to this offering, the exercise price of stock options will be equal to the grant date closing price of our stock.
(2)	Amounts represent the aggregate grant date fair value of stock options granted in 2006 under SFAS No. 123(R). For a discussion of the valuation assumptions, see Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Equity Incentive Awards Outstanding as of December 31, 2006

The following table lists the outstanding equity incentive awards held by our named executive officers as of December 31, 2006. Mr. J. Andy Corley, our Chairman, President and Chief Executive Officer did not hold any option awards as of December 31, 2006. None of our named executive officers held any stock awards as of December 31, 2006.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option	Option	Vesting
	Options	Options	Exercise	Expiration	Commencement
Name	Exercisable	Unexercisable	Price ($)	Date	Date

Steven J. Naber	25,000	—	0.50	09/27/2011	09/27/2001
Chief Financial Officer	75,000	—	0.50	03/04/2012	03/04/2002
	69,247	5,753(1)	0.55	04/20/2013	04/20/2003

J. Michael Judy	36,884	13,116(2)	0.95	02/07/2014	02/07/2004
Vice President, Global Marketing	18,658	11,342(2)	1.25	07/04/2014	07/04/2004
and North American Sales	6,397	13,603(2)	3.40	09/18/2015	09/18/2005

Michael J. Breen	25,000	—	0.50	07/18/2010	07/18/2000
Vice President, Clinical Outcomes	15,000	—	0.50	09/27/2011	09/27/2001
	10,000	—	0.50	12/10/2011	12/10/2001
	7,500		0.50	09/30/2012	09/30/2002
	5,420	2,080(2)	0.95	02/07/2014	02/07/2004
	0	15,000(2)	3.40	10/08/2016	10/08/2006

Giacomo Nizi	161,000	—	0.50	11/06/2010	02/01/2001
Vice President, International Sales	50,000	—	0.50	10/03/2012	10/03/2002

(1)	The stock option vests in equal monthly installments over four years, beginning with the first month of the vesting commencement date.
(2)	The stock option vests as to 25% of the shares on the first anniversary of the vesting commencement date and the remaining shares in equal monthly installments over the next 36 months.

Aggregated Option Exercises and Stock Vested in 2006

None of our named executive officers exercised stock options or had any stock award vest during 2006.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not sponsor any non-qualified defined contribution plans or other deferred compensation plans.

Potential Payments Upon Termination or Change of Control

Severance Agreements

On July 13, 2007, our board of directors adopted change of control severance agreements for certain of our officers, including the following named executive officers: J. Andy Corley, Steven J. Naber, Michael J. Breen and J. Michael Judy, the “Agreements”.

The Agreements with Messrs. Corley and Naber provide for a lump sum cash payment upon a change of control, referred to as a single trigger, equal to 200% (for Mr. Naber) or 300% (for Mr. Corley) of the sum of (i) the executive’s then current annual base salary in effect immediately prior to the change of control (or if the executive’s base salary has been reduced within 60 days prior to the change of control, the executive’s base salary in effect prior to the reduction) plus (ii) the executive’s target bonus for the current year or the year immediately prior to the change of control, whichever is higher. In the event Mr. Corley or Mr. Naber are terminated without “cause” or resign for “good reason” (as such terms are defined in the Agreements) in connection with a change of control (including during the period following the commencement of efforts to sell us and prior to a change of control or within 12 months following a change of control) then, in such event, the following additional severance obligations would be triggered: (i) our paid continuation of the benefits provided to the executive pursuant to our medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination (or, if the level of benefits has been reduced within 60 days prior to termination, the level of benefits provided prior to the reduction) for a period of two years (for Mr. Naber) or three years (for Mr. Corley) from the date of termination or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier (or, to the extent that we are unable to provide such benefits to the executive under its existing plans and arrangements, we will reimburse executive for the costs of substantially similar benefits on comparable terms); (ii) reasonable and customary outplacement services for two years (for Mr. Naber) or three years (for Mr. Corley); (iii) full acceleration and vesting of all of the executive’s outstanding options to purchase our common stock, to the extent not otherwise provided for under our stock plans, with the options to become exercisable and remain exercisable for the period of time set forth in the instruments governing such options, and (iv) payment of a prorated bonus for the year of termination.

The Agreements with Messrs. Breen and Judy are referred to as double trigger arrangements and provide the following severance benefits in the event the executive is terminated without “cause” or the executive resigns for “good reason” (as such terms are defined in the Agreements) in connection with a change of control (including during the period following the commencement of efforts to sell us and prior to a change of control or within 12 months following a change of control): (i) a lump sum cash payment equal to 100% of the sum of the executive’s then current annual base salary in effect immediately prior to the termination (or if the executive’s base salary has been reduced within 60 days prior to the termination or at any time after the change of control, the executive’s base salary in effect prior to the reduction) plus the executive’s target bonus for the current year or the year immediately prior to the change of control, whichever is higher; (ii) our paid continuation of the benefits provided to the executive pursuant to our medical, dental, disability, life insurance and automobile reimbursement benefits and other perquisites in effect at the time of termination (or, if the level of benefits has been reduced within 60 days prior to termination, the level of benefits provided prior to the reduction) for a period of one year from the date of termination or until the executive’s commencement of new employment providing substantially similar benefits, whichever is earlier (or, to the extent that we are unable to provide such benefits to the executive under its existing plans and arrangements, we will reimburse executive for the costs of substantially similar benefits on comparable terms); (iii) reasonable and customary outplacement services for one year; (iv) full acceleration and vesting of all of the executive’s outstanding options to purchase our stock, to the extent not otherwise provided for under our stock plans, with the options to become exercisable and remain exercisable for the period of time set forth in the instruments governing such options; and (v) payment of a prorated bonus for the year of termination.

Payments of the severance benefits under the Agreements may be delayed to the extent required under Section 409A of the Code. Additionally, in the event that the severance and other benefits provided in the Agreements or to the executive otherwise by us constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, the executive will be entitled to receive an additional lump-sum gross-up payment sufficient to pay such excise tax and any federal, state and other taxes and charges arising from the payment by us to the executive for such excise tax.

For purposes of the Agreements, “cause” generally means: (i) the executive’s willful and continued failure to perform the duties and responsibilities of the executive’s position after there has been delivered to the executive a written demand for performance from the board of directors which describes the basis for the board of directors’ belief that the executive has not substantially performed his or her duties and provides the executive with 30 days to take corrective action; (ii) any act of personal dishonesty taken by the executive in connection with his or her responsibilities as an employee of ours with the intention or reasonable expectation that such action may result in the substantial personal enrichment of the executive; (iii) the executive’s conviction of, or plea of nolo contendere to, a felony that the board of directors reasonably believes has had or will have a material detrimental effect on our reputation or business; (iv) a breach of any fiduciary duty owed to us by the executive that has a material detrimental effect on our reputation or business; (v) the executive being found liable in any Securities and Exchange Commission or other civil or criminal securities law action or entering any cease and desist order with respect to such action (regardless of whether or not the executive admits or denies liability); or (vi) the executive (A) obstructing or impeding; (B) endeavoring to influence, obstruct or impede; or (C) failing to materially cooperate with, any investigation authorized by the board of directors or any governmental or self-regulatory entity (although the executive’s failure to waive the attorney-client privilege relating to communications with the executive’s own attorney in connection with such an investigation will not constitute cause).

For purposes of the Agreements, “good reason” generally means the executive’s resignation within 30 days following the expiration of any of our cure periods following the occurrence without the executive’s written consent, after a change of control, of one or more of the following: (i) a material diminution in the executive’s title or duties as in effect immediately prior to a change of control; (ii) a material reduction in the executive’s annual base salary or annual bonus opportunity (except for a reduction in a similar percent or amount applicable to all other similarly situated employees of ours); (iii) a material breach of any material provision of the Agreement; or (iv) the relocation of the executive to a facility or location that is more than 50 miles from the executive’s then current principal place of employment. For purposes of the Agreements with Messrs. Corley and Naber, the determination of whether a dimunition in title and responsibilities has occurred would take into account, among other factors, their title and responsibilities in the Company prior to the change in control relative to their title and responsibilities in the combined organization, taken as a whole, after the change in control.

In order to receive any severance or other benefits provided for in the Agreements, the executive will be required to sign and not revoke a release of claims in such form as reasonably required by us at the time of the executive’s termination of employment.

1998 Stock Plan

Our 1998 Stock Plan provides that in the event of a merger with or into another corporation, or a sale of substantially all of our assets, each outstanding stock purchase right and option will become fully vested and exercisable, including shares as to which the option or stock purchase right would not otherwise be vested or exercisable.

In accordance with the requirements of the rules of the SEC, the following table presents our reasonable estimate of the aggregate value of the acceleration of vesting of each of our named executive officer’s unvested stock options under our 1998 Stock Plan assuming that a merger or sale of substantially all of our assets occurred on December 29, 2006, the last business day of fiscal year 2006.

		Value of Option
Name	Trigger	Acceleration($)(1)(2)

J. Andy Corley	Merger or sale of all assets	—
Chairman, President and Chief Executive Officer
Steven J. Naber	Merger or sale of all assets	15,247
Chief Financial Officer
J. Michael Judy	Merger or sale of all assets	51,630
Vice President, Global Marketing
and North American Sales
Michael J. Breen	Merger or sale of all assets	4,681
Vice President, Clinical Outcomes
Giacomo Nizi	Merger or sale of all assets	—(3)
Vice President, International Sales

(1)	Represents the aggregate value of the acceleration of vesting of the executive’s unvested stock options as of December 29, 2006 based on the spread between the fair value of our common stock $3.20 on December 29, 2006 and the stock options’ exercise prices.
(2)	We have not included quantitative disclosure of the benefits that would provided to our named executive officers under the Change of Control Severance Agreements in the table above because the table assumes that the triggering events took place on the last business day of fiscal 2006, and the Change of Control Severance Agreements were not in place prior to such date.
(3)	Mr. Nizi resigned as Vice President, International Sales effective December 31, 2006 and remains a consultant to us. In connection with his resignation he received certain severance and other benefits equal to $85,356, required to be provided to him under applicable laws in Italy.

Employee Proprietary Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information, technical data, trade secrets and know-how (including customer information) received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employee Benefit and Stock Plans

1998 Stock Plan.

General.  Our 1998 Stock Plan, or the 1998 Plan, was adopted by our board of directors on September 28, 1998, and approved by our stockholders on October 30, 1998, and last amended on July 23, 2007. Our board of directors has determined not to grant any additional awards under the 1998 Plan after the completion of this offering. However, the 1998 Plan will continue to govern the terms and conditions of the outstanding awards granted thereunder.

Share reserve.  A total of 6,000,000 shares of our common stock are authorized for issuance under the 1998 Plan. As of June 30, 2007, options to purchase a total of 4,511,701 shares of our common stock were issued and outstanding, and a total of 850,447 shares of our common stock have been issued upon the exercise of options and stock purchase rights granted under the 1998 Plan. In addition, pursuant to two stand alone stock option agreements, there are options to purchase at total of 100,000 shares of our common stock that were issued and outstanding.

Administration.  Our board of directors or a committee appointed by our board administers our 1998 Stock Plan. Our compensation committee will be responsible for administering all of our equity compensation plans upon the completion of this offering. Under our 1998 Plan, the administrator has the power to determine the terms of the awards, including the directors, officers, employees and consultants, or service providers, who will receive awards, the exercise price, the number of shares subject to each such award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

Eligibility.  Our 1998 Plan provides for the grant of nonstatutory options and stock purchase rights to our employees, directors and consultants. Incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, may be granted only to our employees. Our compensation committee administers the 1998 Plan.

Option Terms.  With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. For nonstatutory stock options, the exercise price must be at least equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years, except that with respect to an incentive stock option granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years. In addition, the exercise price of any incentive or nonstatutory option granted to a participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options. The administrator may at any time also purchase previously granted options, on such terms and conditions as may be established by the administrator and communicated to the option holder.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to disability or death, the option will remain exercisable for no less than six months. In all other cases, the option will generally remain exercisable for at least 30 days. In the absence of a specified period of time in the option agreement, the option will remain exercisable for a period of three months following termination (or 12 months in the event of a termination due to death or disability). However, an option generally may not be exercised later than the expiration of its term.

Stock Purchase Rights.  Stock purchase rights may be granted alone, in addition to or in tandem with other awards granted under our 1998 Plan. Stock purchase rights are rights to purchase shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares subject to a stock purchase right granted to any employee, director or consultant. Unless the administrator determines otherwise, we have a repurchase option exercisable upon termination of the purchaser’s service with us for any reason (including death or disability). Shares subject to stock purchase rights that do not vest are subject to our right of repurchase. No stock purchase rights are outstanding as of June 30, 2007.

Transferability of Awards.  Our 1998 Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise such award during his or her lifetime.

Change in Control Transactions.  Our 1998 Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each outstanding stock purchase right and option will become fully vested and exercisable, including shares as to which the option or stock purchase right would not otherwise be vested or exercisable. The administrator will provide notice to the participant that he or she has the right to exercise such outstanding awards for a period of 15 days from the date of such notice, and the options or stock purchase rights will terminate at the expiration of such stated notice period.

Plan Amendments and Termination.  Our 1998 Plan will automatically terminate in 2008, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 1998 Plan provided such termination does not impair the rights of any participant without the written consent of such participant.

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan, or the 2007 Plan, in July, 2007 and we expect our stockholders will approve the 2007 Plan prior to the completion of this offering. Our 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent or subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve.  We have reserved a total of 1,750,000 shares of our common stock for issuance pursuant to our 2007 Plan, plus (a) any shares which have been reserved but not issued under our 1998 Plan and are not subject to any awards granted thereunder, and (b) any shares subject to stock options or similar awards granted under our 1998 Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under our 1998 Plan that are forfeited to or repurchased by us. The maximum number of shares that may be added to our 2007 Plan from our 1998 Plan is 250,000 shares. In addition, our 2007 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2008 fiscal year, equal to the least of:

•	4% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year;

•	875,000 shares; or

•	such other lesser amount as our board of directors may determine.

Administration.  Our board of directors or a committee of our board administers our 2007 Plan. In the case of options intended to qualify as “performance based compensation” within the meaning of Section 162(m) of the Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced, outstanding awards may be surrendered in exchange for awards with a lower exercise price, or outstanding awards may be transferred to a third party.

Stock Options.  The exercise price of options granted under our 2007 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights.  Stock appreciation rights may be granted under our 2007 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted Stock Awards.  Restricted stock may be granted under our 2007 Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units.  Restricted stock units may be granted under our 2007 Plan. Restricted stock units are awards that will result in a payment to a participant at the end of a specified period only if performance goals established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment if determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals, on the continuation of service or employment or any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof.

Performance Units and Shares.  Performance units and performance shares may be granted under our 2007 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Formula Awards to Outside Directors.  Our 2007 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2007 Plan, including discretionary awards. Each non-employee director first appointed to the board of directors after the completion of this offering, except for those directors who become non-employee directors by ceasing to be employee directors, will receive an automatic initial nonstatutory stock option to purchase 50,000 shares of common stock upon such appointment. In addition, beginning in 2008, non-employee directors who have been directors for at least the preceding six months will receive a subsequent nonstatutory stock option to purchase 15,000 shares of common stock immediately following each annual meeting of our stockholders. All options granted under the automatic grant provisions will have a term of ten years and an exercise price equal to fair market value on the date of grant. Each initial option to purchase 50,000 shares shall vest monthly over a period of 24 months, provided the non-employee director remains a director on such dates. Each annual option to purchase 15,000 shares will become exercisable as to 100% of the shares subject to the option on the day prior to the one year anniversary of the date of such grant, provided the non-employee director remains a director on such date.

Transferability of Awards.  Unless the administrator provides otherwise, our 2007 Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control Transactions.  Our 2007 Plan provides that in the event of our change in control, as defined in our 2007 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. Notwithstanding the foregoing, with respect to options granted under our 2007 Plan, in the event of our change in control, the participant will fully vest in and have the right to exercise his or her outstanding options including shares as to which such option would not otherwise be vested or exercisable.

If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, and the awards will become fully exercisable. In addition, if a stock appreciation right is not assumed or substituted in the event of a change in control, or if an option becomes fully vested and exercisable in the event of a change in control, the administrator will provide notice to the participant that he or she has the right to exercise the option or stock appreciation right as to all of the shares subject to the award and that the option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock and restricted stock units, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Plan Amendments and Termination.  Our 2007 Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2007 Plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Our board of directors adopted our 2007 Employee Stock Purchase Plan, or the 2007 ESPP, in July, 2007 and we expect our stockholders will approve our 2007 ESPP prior to the completion of this offering.

Share Reserve.  A total of 250,000 shares (determined after adjustment to reflect any stock splits which will be completed prior to this offering) of our common stock will be made available for sale. In addition, our 2007 ESPP provides for annual increases in the number of shares available for issuance under our 2007 ESPP on the first day of each fiscal year. Commencing in 2008, the shares reserved under our 2007 ESPP shall be increased annually, if necessary, so that the total number of shares available under the 2007 ESPP shall be 250,000 or such lesser amount as may be determined by our board of directors.

Administration.  Our board of directors or a committee of our board administers our 2007 ESPP. Our compensation committee will be responsible for administering all of our equity compensation plans. Our board of directors or its committee has full and exclusive authority to interpret the terms of our 2007 ESPP and determine eligibility.

Eligibility.  All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

•	whose rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Offering Periods.  Our 2007 ESPP is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, and provides for consecutive, non-overlapping six month offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after November 1.

Limitations.  Our 2007 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, inclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of $25,000 of common stock during a calendar year.

Purchase of Shares.  Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six month offering period. The purchase price is 85% of the fair market value of our common stock at the lower of the exercise date or the first day of the applicable offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

Transferability of Awards.  A participant may not transfer rights granted under our 2007 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2007 ESPP.

Change of Control Transactions.  In the event of our “change of control,” a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Plan Amendments and Termination.  Our 2007 ESPP will automatically terminate in 2017, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2007 ESPP, except that, subject to certain exceptions described in our 2007 ESPP, no such action may adversely affect any outstanding rights to purchase stock under our 2007 ESPP.

Limitation of Liability and Indemnification Matters

We will adopt an amended and restated certificate of incorporation that contains provisions that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware Law provides that directors of a corporation will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	act or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not effect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that we are required to indemnify our directors and officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by Delaware law. Any repeal of or modification to our amended and restated certificate of incorporation or amended and restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our amended and restated bylaws will also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law.

We have entered into and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for and advancement of related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to obtain and maintain directors’ and officers’ liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The limitation of liability and indemnification provisions that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to beneficial ownership of our common stock, as of July 15, 2007, and as adjusted to reflect the sale of the common stock in this offering by:

•	each person, or group of affiliated persons, known by us to own beneficially 5% or more of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our executive officers and directors as a group; and

•	the selling stockholder(s) (to the extent that the underwriters’ over-allotment option is exercised).

The percentage of shares beneficially owned is based on 21,631,604 shares of common stock outstanding as of July 15, 2007. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares that are subject to the underwriters’ over-allotment option.

Beneficial ownership is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of July 15, 2007 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the address for each listed stockholder is c/o eyeonics, inc., 26970 Aliso Viejo Parkway, Suite 100, Aliso Viejo, CA 92656. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Number of	Percentage of Shares
	Shares	Beneficially Owned
	Beneficially	Before this	After this
Beneficial Owner	Owned	Offering	Offering

5% Stockholders:
Entities associated with Brentwood Venture Capital(1)	5,890,590	27.1%
11150 Santa Monica Blvd., Suite 1200
Los Angeles, CA 90025
The Poskitt Trust(2)	4,062,698	18.8%
The Law Trust Limited
5 Mount Pleasant
Douglas, Isle Of Mann IM1 2PU
British Isles
Entities associated with ABS Ventures(3)	3,240,967	15.0%
890 Winter Street, Suite 225
Waltham, MA 02451
Pequot Capital Management, Inc.(4)	2,511,290	11.6%
500 Nyala Farm Road
Westport, CT 06880
The Jesse Anderson Corley And Deborah C.(5)	2,275,001	10.5%
Corley Living Trust Dated September 12, 1997
Entities associated with Versant Ventures II, LLC(6)	1,333,333	6.2%
3000 Sand Hill Road
Building 4, Suite #210
Menlo Park, CA 94025
Directors and Named Executive Officers:
J. Andy Corley(7)	2,306,251	10.7%
Steven J. Naber(8)	356,250	1.7%
J. Michael Judy(9)	78,124	*
Michael J. Breen(10)	65,572	*
Giacomo Nitzi(11)	211,000	*
James Robert Hurley	—	*
Richard L. Lindstrom, M.D.(12)	110,416	*
William J. Link, Ph.D.(13)	7,223,923	33.2%
Lloyd H. Malchow(14)	2,083	*
James M. Shapiro(15)	3,240,967	15.0%
Shelley B. Thunen(16)	—	*
All executive officers and directors as a group (16 persons)(17)	13,767,189	61.2%
Selling Stockholders:
Pequot Capital Management, Inc.(18)	2,511,001	11.6%

(1)	Includes (i) preferred stock held by Brentwood Associates VIII, L.P. that is convertible into 5,636,939 shares of common stock; (ii) preferred stock held by Brentwood Affiliates Fund II, L.P. that is convertible into 153,651 shares of common stock; and (iii) 100,000 shares of common stock that Brentwood Associates VIII, L.P. has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options. Brentwood VIII Ventures, LLC is the general partner of these stockholders. William J. Link, our director, is a Managing Member of Brentwood VIII Ventures, LLC.

(2)	The Law Trust Limited is the trustee of the Poskitt Trust. J. Stuart Cumming, our former director and Chief Scientific Officer and current consultant, is a beneficiary of the Poskitt Trust.

(3)	Includes preferred stock held by ABS Ventures VI, L.L.C. and ABS Investors, L.L.C. that is convertible into 3,206,067 and 34,900 shares of common stock, respectively. The shares of common stock held by ABS Ventures VI, L.L.C. represented the entire holdings of ABS Ventures VI, L.L.C. Calvert Capital IV, L.L.C. is the general partner of ABS Ventures VI, L.P., which is the sole member of ABS Ventures VI, L.L.C. James M. Shapiro, our director, is a manager of the general partner of ABS Ventures VI, L.P.

(4)	Consists of preferred stock held by Pequot Private Equity Fund II, L.P. that is convertible into common stock. Pequot Capital Management, Inc. is the investment manager of this stockholder. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital Management Inc. of these shares are subject to the underwriters’ over-allotment option and will be sold in this offering only if the underwriters exercise that option. Assuming that the over-allotment option is exercised in full, Pequot Capital Management, Inc. will beneficially own shares of our common stock after the offering, which would represent % of our outstanding shares at that time.

(5)	Mr. Corley is the trustee of the Jesse Anderson Corley and Deborah C. Corley Living Trust Dated September 12, 1997. Debra C. Corley is the wife of Mr. Corley. Mr. Corley is our Chairman, President and Chief Executive Officer.

(6)	Includes (i) preferred stock held by Versant Venture Capital II, L.P. that is convertible into 1,297,124 shares of common stock; (ii) preferred stock held by Versant Affiliates Fund II-A, L.P. that is convertible into 24,616 shares of common stock; and (iii) preferred stock held by Versant Side Fund II, L.P. that is convertible into 11,593 shares of common stock. Versant Ventures II, LLC is the General Partner of these stockholders. William J. Link, our director, is a Managing Director of Versant Ventures II, LLC .

(7)	Includes amounts described in note (5) above as well as 43,750 shares of common stock that J. Andy Corley has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(8)	Includes (i) 175,000 shares of common stock held by Mr. Naber; and (ii) 187,250 shares of common stock that Mr. Naber has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(9)	Includes 86,458 shares of common stock that Mr. Judy has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(10)	Includes 67,552 shares of common stock that Mr. Breen has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(11)	Includes 211,000 shares of common stock that Mr. Nitzi has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(12)	Includes 114,583 shares of common stock that Dr. Lindstrom has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(13)	See note (1) and (6). Mr. Link disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interests therein.

(14)	Includes 2,083 shares of common stock that Mr. Malchow has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(15)	See note (3) above. Mr. Shapiro disclaims beneficial ownership of these shares.

(17)	Includes (i) preferred stock convertible into 12,639,891 shares of common stock; (ii) 260,000 shares of common stock; and (iii) 825,631 shares of our common stock that can be acquired from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(16)	Includes 4,166 shares of common stock that Ms. Thunen has the right to acquire from us within 60 days of July 15, 2007 pursuant to the exercise of stock options.

(18)	See note (4) above.

RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Series E Redeemable Convertible Preferred Stock

Over the past three years, following board and stockholder approval, we sold securities to certain private investors, including our directors and 5% stockholders and persons and entities associated with them. Since January 1, 2004, we sold an aggregate of 3,083,873 shares of Series E redeemable convertible preferred stock at a purchase price of $5.25 per share.

The table following sets forth the aggregate number of these securities acquired by our 5% holders, directors and officers and persons and entities associated with them.

Series E
Investor	Preferred Stock

5% Stockholders
Versant Venture Capital II, L.P.(1)(2)	1,333,333
Brentwood Associates VIII, L.P.(2)	872,397
ABS Ventures VI L.L.C.(2)	488,402
Pequot Private Equity Fund II, L.P.	280,521

(1)	Includes 24,616 shares held by Versant Affiliates Fund II-A, L.P. and 11,593 shares held by Versant Side Fund II, L.P.

(2)	Each of Versant Venture Capital, Brentwood VIII Ventures, L.L.C., the general partner of Brentwood Associates VIII, L.P. and ABS Ventures VI L.L.C. have a director that sits on our board of directors.

Director Relationships

Some of our directors are affiliated with stockholders who hold greater than 5% of our outstanding capital stock as indicated in the table below:

Director	Principal Stockholder

William J. Link, Ph.D.	Entities associated with Brentwood Venture Capital
Entities associated with Versant Ventures II, LLC
James M. Shapiro	ABS Ventures VI L.L.C.

Investor Rights Agreement

Under our amended and restated investor rights agreement entered into in connection with our Series E preferred stock financing, all of our preferred stockholders have registration rights. See “Description of Capital Stock — Registration Rights” for a description of these registration rights. These registration rights have been waived with respect to this offering. Under this investor rights agreement, we have also granted to certain stockholder(s) certain other rights including rights of first refusal with respect to certain issuances of our stock and information rights. All of these rights, other than the registration rights, will terminate upon the completion of this offering.

Stock Option Grants

Since January 1, 2004, we have granted the following options to purchase shares of our common stock to our executive officers:

		Number of
		Shares	Exercise	Vesting Schedule
		Underlying	Price per	Commencing on the
Name	Date of Grant	Option	Share	Date of Grant

J. Andy Corley	2/07/07	300,000	$3.20		(1)
Steven J. Naber	5/01/07	150,000	$3.20		(1)
Paul Barros	7/13/07	200,000	$6.24		(2)
Michael J. Breen	2/10/04	7,500	$0.95		(2)
	10/11/06	15,000	$3.40		(1)
	5/01/07	40,000	$3.20		(1)
Johnnie S. Garcia	7/06/04	15,000	$1.25		(2)
	2/01/06	10,000	$3.40		(2)
	2/07/07	20,000	$3.20		(2)
J. Michael Judy	2/10/04	50,000	$0.95		(2)
	7/06/04	30,000	$1.25		(2)
	9/20/05	20,000	$3.40		(2)
	5/01/07	100,000	$3.20		(1)
Paul S. Kramsky	2/10/04	10,000	$0.95		(1)
	10/11/06	5,000	$3.40		(2)
	5/01/07	20,000	$3.20		(1)
James A. Lightman	6/18/07	150,000	$5.11		(2)
Rebecca L. Patterson	7/06/04	10,000	$1.25		(2)
	9/08/04	10,000	$2.75		(2)
	10/11/06	20,000	$3.40		(2)
	2/07/07	10,000	$3.20		(2)

(1)	Vesting Schedule: 1/48 of the shares per month.
(2)	Vesting Schedule: 1/4 of the shares after the one year anniversary and then 1/48 of the shares per month thereafter.

Severance Agreements

On July 13, 2007, our board of directors adopted change of control severance agreements for certain of our officers, including specifically J. Andy Corley, Steven J. Naber, James Lightman, Michael J. Breen, Johnnie S. Garcia, J. Michael Judy, Paul S. Kramsky, Rebecca L. Patterson and Paul Barros. For a discussion of these Agreements, and the rights contained therein for our named executive officers, see “Compensation Discussion and Analysis — Severance Agreements” and “Compensation Discussion and Analysis — Potential Payments Upon Termination or Change of Control.”

Indemnification

Our restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Management — Limitations of Liability and Indemnification Matters.”

Non-Employee Director Compensation

Historically, we have not provided cash compensation to directors for their services as directors or members of committees of our board of directors. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of our board of directors. Since June 2002, we have granted options to non-employee directors as follows:

		Number of
		Shares	Exercise
	Date of	Underlying	Price per	Vesting Schedule, Commencing
Name	Grant	Option	Share	on the Date of Grant

Richard L. Lindstrom, M.D.	6/12/02	15,000(1)	$0.50	1/24 of the shares per month
	7/17/03	10,000(1)	$0.65	1/18 per month
	5/11/06	75,000(2)	$3.40	1/2 of the shares after the first
				month and then 1/24 of the
				shares per month thereafter
	2/07/07	50,000(3)	$3.20	1/24 of the shares per month
James Robert Hurley	8/22/07	50,000(3)	$6.57	1/24 of the shares per month
Lloyd H. Malchow	7/23/07	50,000(3)	$6.24	1/24 of the shares per month
Shelley B. Thunen	6/18/07	50,000(3)	$5.11	1/24 of the shares per month

(1)	These options were granted pursuant to a consulting agreement.
(2)	These options were granted pursuant to a license agreement.
(3)	These options were granted pursuant to a board of director position.

Following the completion of this offering, all of our directors will be eligible to participate in our 2007 Equity Incentive Plan and our employee directors will be eligible to participate in our 2007 Employee Stock Purchase Plan. For a more detailed description of these plans, see “Management — Stock Options.”

Stock Acquisition Agreement— C&C Vision International Ltd.

On October 12, 1998, we entered into a stock acquisition agreement with C&C Vision International Ltd. (formerly Medevec Supplies Ltd.) and the Nice Trust dated July 22, 1991, J. Andy Corley, Gerardo Lugo and Doyle Leslie (the “Nice Trust”) pursuant to which we purchased all of the outstanding capital stock of C&C Vision International in exchange for 8,412,698 shares of our Series A convertible preferred stock (valued at $0.001) and $2,000,000 in cash. In addition, we obtained exclusive rights to commercialize and sell certain intellectual property related to our business. J. Andy Corley, our Chairman, President and Chief Executive Officer and J. Stuart Cumming, M.D., our former Chief Scientific Officer and former director, were both stockholders of C&C Vision International and are current beneficiaries under the Nice Trust.

Reorganization of Nice and Poskitt Trust License Agreements; Licensed Rights; Status of Related Parties

In 1998, C&C Vision International Limited, our wholly owned subsidiary, entered into a license agreement with a predecessor to the Nice Trust with respect to our core technology. Pursuant to the license agreement, we agreed to pay the Nice Trust a 5% royalty on sales of products relating to licensed intellectual property. At the time of the transaction, the Nice Trust was one of our principal stockholders. Stuart Cumming, a consultant and former director and employee, is a beneficiary of the Nice Trust.

In connection with a reorganization of the Nice Trust in December 2006, we agreed to amend our existing license agreement with the Nice Trust, and to enter into a new license agreement with the Poskitt Trust, a trust which is currently a principal stockholder and of which Stuart Cumming is a beneficiary. Pursuant to the amended license agreement with the Poskitt Trust, we agreed to pay the Poskitt Trust a 5% royalty on United States sales of our products covered by the licensed technology. Under the license agreement with the Nice Trust, we agreed to pay the Nice Trust a 5% royalty on international sales of our products covered by the licensed technology. In January 2007, both trusts amended their license agreements, directing us to pay to J. Andy Corley, our Chairman, President and Chief Executive Officer, on the trusts’ behalf, 20% of all royalties payable under the amended license agreements. The maximum aggregate royalty payable by us under the license agreements with the trusts remains at 5% of sales of our products covered by the licensed intellectual property. If we obtain a license from a third party to an issued patent we require in order to manufacture, market or sell any product on which a royalty would otherwise be due to the Trusts, we may reduce the royalties payable to the Trusts by the amount of royalties payable to such third party licensors, up to a maximum of 50% of the royalties payable to the Trusts. However, this offset will not be available unless (i) the applicable claims of the third party patent are independent of the claims of the patents licensed by the trusts (as opposed to being mere improvements or modifications to the technology disclosed in such patents) and (ii) the third party licensor was not an employee, officer, director, consultant or affiliate of ours or our subsidiary at the time the third party invention was made or created. Aggregate royalty expenses relating to our license agreements with the trusts were $624,000, $769,000 and $841,000, respectively, during the years ended December 31, 2004, 2005 and 2006, and $670,000 for the six months ended June 30, 2007.

In 2005, we acquired certain additional intellectual property rights through an assignment of patent rights by another consultant, Dr. Kevin Waltz. In consideration for his agreement to assign these rights to us, we granted Dr. Waltz an option to purchase 20,000 shares of our common stock, subject to his continued service to us, and we agreed to pay him up to $250,000 in milestone payments. In addition, we agreed to pay Dr. Waltz 20% of any revenue we generate through sublicenses to unaffiliated third parties. As of the six months ended June 30, 2007, no milestones had been achieved, and we had paid no milestone payments or sublicense fees.

In 2006, we licensed rights to additional intraocular lens technologies pursuant to royalty-bearing license agreements with Dr. Richard L. Lindstrom, one of our directors, and Dr. Steven Dell, one of our consultants. Under our agreement with Dr. Lindstrom, we are required to make royalty payments ranging from 0.5% to 2.0% on sales of products covered by the intellectual property licensed under that agreement. Under our agreement with Dr. Dell, we are required to make low single digit royalty payments on sales of products covered by the intellectual property licensed under that agreement. In the event that we are required to pay royalties to other parties for the license of additional rights related to such products, we may reduce our royalty obligations by a maximum of 50%. Royalty payments made to Dr. Dell and Dr. Lindstrom will not reduce our royalty obligations to the Nice Trust and Poskitt Trust. In partial consideration for his agreement to enter into the license, we granted Dr. Lindstrom an option to purchase 75,000 shares of our common stock, subject to his continued service to the company over a two-year period ending in 2008. As of the six months ended June 30, 2007, no royalties under either agreement had been earned or paid. We expect that the technology licensed from Dr. Lindstrom will be used in our fourth generation lens, which is currently undergoing clinical trials.

Royalties Payable to J. Andy Corley

In January 2007, the Poskitt Trust License Agreement and the Nice Trust License Agreement were amended, and we and our subsidiary, C&C Vision International Ltd., were directed by the Poskitt Trust and Nice Trust to pay a portion of the royalty obligations under both agreements to our Chairman, President and Chief Executive Officer, J. Andy Corley. The royalty payments payable to Mr. Corley total 20% of the royalty payment otherwise payable to the Nice and Poskitt Trusts.

License Agreement with Dr. Lindstrom

In March 2006, we obtained rights to additional intraocular lens technology pursuant to a royalty-bearing license agreement with Dr. Richard L. Lindstrom. Dr. Lindstrom is one of our directors, and under our license agreement with him we have granted him an option to purchase 75,000 shares of our common stock and are required to pay him a royalty ranging from 0.5% to 2.0% on our sales and our sublicensees’ sales of products covered by the licensed patent rights. As of June 30, 2007, no royalties under this agreement have been earned or paid. Royalty payments made to Dr. Dell and Dr. Lindstrom will not reduce our royalty obligations to the Nice Trust and Poskitt Trust.

Distribution Rights

During 1998, we granted exclusive rights to distribute our product in a non-United States specified territory to our then-current Vice President of Operations. This employee resigned in 2006 but remains one of our stockholders. We repurchased these distribution rights during 2006 for $40,000.

Other Physician Consulting Arrangements

Certain ophthalmologists have entered into consulting arrangements with us and received stock options in exchange for their consulting services. These stock options are accounted for under EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. These ophthalmologists are generally also our customers by way of directing associated hospitals and ASCs to purchase crystalens. None of the hospitals or ASCs associated with these ophthalmologists accounted for more than 10% of our total revenues. Aggregate sales to these associated hospitals and ASCs amounted to $1,026,000, $1,966,000 and $2,198,000 in the years ended December 31, 2004, 2005 and 2006, respectively.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. All of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion. Prior to the creation of our audit committee, our full board of directors reviewed related party transactions. Each of the related party transactions described above that were submitted to our board of directors were approved by disinterested members of our board of directors after disclosure of the interest of the related party in the transaction.

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock and convertible preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws. This description is only a summary. You should also refer to our amended and restated certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Upon the completion of this offering, we will be authorized to issue up to 110,000,000 shares of capital stock, $0.001 par value, to be divided into two classes designated common stock and preferred stock. Of such authorized shares 100,000,000 shares will be designated as common stock and 10,000,000 shares will be designated as preferred stock.

Common Stock

As of June 30, 2007, there were 21,607,420 shares of common stock outstanding that were held of record by 77 stockholders, assuming conversion of all shares of convertible preferred stock into 20,756,973 shares of common stock immediately prior to completion of this offering. After giving effect to the sale of common stock offered in this offering, there will be           shares of common stock outstanding. As of June 30, 2007, there were outstanding options to purchase a total of 4,511,701 shares of our common stock under our 1998 Stock Plan and a total of 100,000 shares of our common stock pursuant to stand-alone stock option agreements.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by our board of directors out of funds legally available therefore. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

As of June 30, 2007, there were 20,756,973 shares of our Series A and redeemable convertible preferred stock outstanding, consisting of 6,887,699 shares of Series A preferred stock, net of shares held as treasury stock, 3,321,429 shares of Series B preferred stock, 3,691,666 shares of Series C preferred stock, 3,772,306 shares of Series D preferred stock and 3,083,873 shares of Series E preferred stock. All outstanding shares of preferred stock will be automatically converted into an aggregate of 20,756,973 shares of common stock immediately prior to the completion of this offering and will no longer be issued and outstanding. Each outstanding share of Series A, B, C, D and E preferred stock will be converted into one share of our common stock, based on current conversion prices.

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof including dividend rights, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. Upon completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Options and Purchase Rights

As of June 30, 2007, there were outstanding options to purchase a total of 4,511,701 shares of our common stock under our 1998 Stock Plan and a total of 100,000 shares of our common stock pursuant to stand-alone stock option agreements. Concurrent with this offering, our 1998 Stock Option will be superseded by and terminated upon the adoption of our 2007 Equity Incentive Plan, and we will no longer grant options under our 1998 Stock Option Plan. See “Management — Employee Benefit Plans.”

Registration Rights

In January 2006, concurrently with the second closing of the sale of our Series E preferred stock, we entered into an amended and restated investor rights agreement with certain holders of our convertible preferred stock. Under the agreement, if the holders of at least 40% of the outstanding common stock issued or issuable upon conversion of the Series B, Series C, Series D and Series E preferred stock (or such lesser percentage so long as the expected aggregate offering price to the public, net of underwriting discounts and commissions, is greater than $7.5 million), request that we file a registration statement relating to the sale of our securities held by such holders, we will use our best efforts to cause such shares to be registered as soon as practicable, subject to certain limitations. We are not obligated to effect more than two registrations under this demand registration provision. In the case of an underwritten offering, these demand registration rights are subject to customary underwriter cutbacks. We are obligated to pay all of the expenses incurred in connection with any demand registration (exclusive of underwriting discounts and commissions with respect to any selling stockholder’s shares).

In addition, if available for our use, the holders of at least 20% of our common stock subject to the agreement issued or issuable upon conversion of the Series B, Series C, Series D and Series E preferred stock, or holders of at least 20% of our common stock subject to the agreement issued or issuable upon conversion of the holders of Series C, Series D or Series E preferred stock may request, subject to certain limitations, that we file a registration statement on Form S-3 or other similar short-form registration statement, subject to customary underwriter cutbacks in the case of an underwritten offering. If such a request is made, we will use our best efforts to cause such shares to be registered as soon as practicable. S-3 registration rights will not available if, among other things, the covered securities are proposed to be sold to the public at an aggregate offering price equal to or less than $1,000,000 or if we have already made two such registrations pursuant to such rights within the preceding twelve months. We are also not obligated to affect more than five registrations under this S-3 registration provision.

In addition to the demand registration rights, if we register any of our securities under the Securities Act, the holders of our common stock subject to the agreement, including shares issued or issuable upon conversion of our Series B, Series C, Series D and Series E preferred stock, may require that we include some or all of such shares in that registration, subject to customary underwriter cutbacks in the case of an underwritten offering. These registration rights have been waived with respect to this offering.

The holders of our Series B, Series C, Series D and Series E preferred stock have agreed with us to not sell or otherwise transfer or dispose of any shares (excluding shares acquired in or following our initial public offering) for such period of time as required by the underwriters, in connection with our initial public offering, not to exceed 180 days following the effective date of the registration statement.

Warrant

As of June 30, 2007, a warrant exercisable for a total of 27,692 shares of our Series D redeemable convertible preferred stock was outstanding. This warrant was issued in connection with the establishment of a credit facility with Comerica Bank in June 2004. This warrant was immediately exercisable at an exercise price of $3.25 per share and will expire seven years after the date of issuance, or June 2, 2011. Upon completion of this offering, this warrant will represent the right to purchase up to an aggregate of 27,692 shares of our common stock at an exercise price of $3.25 per share. The warrant for Series D redeemable convertible preferred stock has a conversion provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares of Series D redeemable convertible preferred stock, based on the fair market value of our Series D redeemable convertible preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Under no circumstances is the warrant puttable by the holder for a fixed monetory amount, nor are the underlying securities mandatorily redeemable. This warrant for Series D redeemable convertible preferred stock also contains provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaw Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock.  The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.

Stockholder Meetings.  Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our Chairman of the Board, Chief Executive Officer or President, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors.  Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board of Directors.” This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Charter Provisions.  The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associate, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other distribution of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions; any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company located at 59 Maiden Lane, New York, NY 10038 and its telephone number is (718) 921-8201.

NASDAQ Global Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “EYON.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sales of Restricted Shares

Upon the completion of this offering, we will have outstanding an aggregate of approximately           shares of our common stock, based on 21,607,420 shares outstanding as of June 30, 2007, assuming no exercise of the underwriters’ over-allotment option and no exercise of any options outstanding as of June 30, 2007. Of these outstanding shares, the           shares sold in this offering will be freely tradable, except that any shares held by our “affiliates” as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. All remaining share of common stock held by existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale under Rule 144(k) or Rule 701 upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus;

•	shares will be eligible for sale under Rule 144 upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus;

•	shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning 180 days after the date of this prospectus; and

•	shares will be eligible for sale, upon exercise of the outstanding warrant, upon the expiration of the lock-up agreement, as more particularly and except as described below, beginning 180 days after the date of this prospectus.

Lock-Up Agreements

All of our directors and officers and substantially all of our securityholders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrant to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC or, in limited circumstances, us.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Piper Jaffray & Co. and Banc of America Securities LLC waive the extension in writing.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person or group of persons whose shares are required to be aggregated who has beneficially owned restricted securities for at least one year, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal approximately shares immediately after this offering (assuming no exercise of the underwriters’ overallotment option and no exercise of the outstanding options or warrant); or

•	the average weekly trading volume of our common shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. A total of           shares of our common stock will qualify for resale under Rule 144 beginning 90 days after the date of this prospectus; however, all of such shares will be subject to the lock-up agreements and market stand-off provisions described above.

A person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner of sale, public as currently in effect information, volume limitation or notice provisions of Rule 144. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell shares without regard to the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144 described above.

Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied. When a person acquires shares from one of our affiliates, that person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. A total of          shares of our common stock will qualify for resale under Rule 144(k) beginning on the date of this prospectus; however, any such shares that are eligible for sale are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with the public information, holding period, volume limitation or notice provisions contained in Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of June 30, 2007, 673,989 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options. All of these shares, however, are subject to lock-up agreements or market stand-off provisions as discussed above. As a result, these shares will only become eligible for sale at the earlier of the expiration of the 180 day lock-up period or upon obtaining the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC to release all or any portion of these shares from the lock-up agreements to which Piper Jaffray & Co. and Banc of America Securities LLC are parties.

Stock Plan and Non-Plan Grants

We intend to file one or more registration statements on form S-8 under the Securities Act as promptly as possible after the effective date of this offering to register shares of our common stock to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1998 Stock Plan, our 2007 Plan, our 2007 ESPP or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of June 30, 2007, there were outstanding options under our benefit plans for the purchase of 4,511,701 shares of common stock and there were outstanding options under our Gustin Foods, LLC Stand Alone Stock Option Agreement for the purchase of 100,000 shares of common stock, with a combined weighted-average exercise price of $2.29.

Registration Rights

Pursuant to the terms of our amended and restated investors rights agreement, and based on shares outstanding as of June 30, 2007, holders of approximately 14,715,721 shares of common stock or their transferees, have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our common stock, subject to the 180 day lock-up arrangement described above. For a discussion of these rights please see “Description of Capital Stock — Registration Rights.” By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and Banc of America Securities LLC are acting as joint book-running managers for this offering and are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Number of
Underwriters $	Shares

Piper Jaffray & Co.
Banc of America Securities LLC
Canaccord Adams Inc.
BMO Capital Markets Corp.
Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at $     per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $     per share. The underwriters may allow and the dealers may re-allow a concession of not more than $     per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved a number of shares that will not exceed 5% of the shares of common stock to be sold in this offering for sale at the initial public offering price to directors, employees and persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an option to purchase up to an additional           shares of common stock from us and the selling stockholders at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately          . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise

Per Share
Total to be paid by us
Total to be paid by selling stockholders
Total

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors, executive officers, the selling stockholders and substantially all of the holders of outstanding shares of common stock and options to acquire shares of common stock are subject to lock-up agreements that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. and Banc of America Securities LLC.

The 180-day lock-up period in all of the lock-up agreements is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or material news or the occurrence of the material event, unless Piper Jaffray & Co. and Banc of America Securities LLC waive the extension in writing.

Prior to this offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	the history of and the prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future earnings;

•	the prevailing conditions of the applicable United States securities market at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the general condition of the securities markets at the time of this offering; and

•	other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, may not continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell to online brokerage account holders.

The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which services they have received, and may, in the future, receive customary fees.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares or has in its possession or distributes this prospectus or any other material relating to the shares.

European Economic Area.  In relation to each Member State of the European Economic Area, or relevant member state, which has implemented the prospectus directive referred to below, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or relevant implementation date, no           may make an offer of the shares to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the prospectus directive described below. Notwithstanding the foregoing, a           may, with effect from and including the relevant implementation date, make an offer of shares to the public in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (a) an average of at least 250 employees during the last financial year; (b) a total balance sheet of more than €43,000,000 and (c) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the relevant member state by any measure implementing the prospectus directive in the relevant member state. The expression “prospectus directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

France.  No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another state that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers. No shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder. None of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to such permitted investors, and the direct or indirect resale to the public in France of any shares acquired by any such permitted investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom.  Each Manager acknowledges that:

•	it has not offered or sold and will not offer or sell the shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 by us;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Market Act 2000) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the Financial Services and Market Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Market Act 2000 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of such order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy.  The offering of the shares of our common stock has not been cleared by the Commissione Nazionale per le Società e la Borsa or the CONSOB pursuant to Italian securities legislation and, accordingly, the shares may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares of our common stock or distribution of copies of this prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 58 of February 24, 1998, Legislative Decree No. 385 of September 1, 1993, as amended, Regulation No. 11522 of July 1, 1998, and any other applicable laws and regulations; (ii) in compliance with Article 129 of Legislative Decree No. 385 of September 1, 1993 and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third-party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes certain material United States federal income and estate tax considerations relating to the ownership and disposition of our common stock by non-United States holders (as defined below). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, possibly with retroactive effect, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. For purposes of this summary, a “non-United States holder” is any holder that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	a trust (i) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate the income of which is subject to United States federal income taxation regardless of its source.

If a partner or other flow-through entity is the owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and United States Treasury regulations, rulings and judicial decisions as of the date of this prospectus. In addition, the summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” bank, partnership or other flow-through entity, insurance company or other financial institution, dealer or trader in securities, a person who holds our common stock as a position in a hedging transaction, straddle or conversion transaction, or other person subject to special tax treatment). Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Distributions on Our Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock for United States federal income tax purposes, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of the common stock as described under “ — Sale of Common Stock” below.

Any dividend paid to a non-United States holder in respect of our common stock generally will be subject to United States withholding tax at a 30% rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-United States holder’s country of residence. A non-United States holder must certify its entitlement to treaty benefits by providing a properly executed IRS Form W-8BEN or other applicable form to us or our paying agent. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If the non-United States holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will generally be required to provide appropriate documentation to the financial institution or agent. The holder’s financial institution or agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. Special rules, described below, will apply if a dividend is effectively connected with a United States trade or business conducted by the non-United States holder or, if an applicable income tax treaty applies, is attributable to a permanent establishment of the non-United States holder in the United States. A non-United States holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty generally may obtain a refund from the IRS of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale of Common Stock

Non-United States holders generally will not be subject to United States federal income tax on any gains realized on the sale, exchange, or other disposition of our common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to United States federal income tax if:

•	the gain is effectively connected with the conduct by the non-United States holder of a United States trade or business or, if an applicable income tax treaty applies, is attributable to a permanent establishment of the non-United States holder in the United States, in which case the special rules, described below, will apply;

•	the non-United States holder is a nonresident alien individual who holds our common stock as a capital asset and who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition, and certain other requirements are met; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a United States trade or business.

A non-United States holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale, exchange or other disposition of our common stock under regular graduated United States federal income tax rates, and if such non-United States holder is a corporation, may also be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-United States holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, exchange or other disposition of our common stock (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were a United States real property holding corporation, or USRPHC, during the shorter of the five-year period preceding the disposition or the non-United States holder’s holding period of our common stock. In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable United States Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We do not believe that we are a USRPHC or that we will become one in the future. Even if we become a USRPHC, if our common stock is regularly traded on an established securities market, such as the NASDAQ Global Market, such common stock will be treated as United States real property interests only if the non-United States holder actually or constructively holds more than 5% of such regularly traded common stock.

Dividends or Gain Effectively Connected With a United States Trade or Business

If any dividend on our common stock, or gain from the sale, exchange or other disposition of our common stock, is effectively connected with a United States trade or business conducted by the non-United States holder, then the dividend or gain generally will be subject to United States federal income tax at the regular graduated rates in the same manner as applicable to a United States person. If the non-United States holder is eligible for the benefits of an income tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to United States federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a United States trade or business will not be subject to the 30% withholding tax, as long as the non-United States holder complies with applicable certification and disclosure requirements which may be done by providing an IRS Form W-8ECI, or applicable successor form.

If the non-United States holder is a corporation, that portion of its earnings and profits that is effectively connected with its United States trade or business generally would be subject to a branch profits tax. Non-United States holders may obtain a refund from the IRS of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent. The United States federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Code and United States Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his, her or its returns. The backup withholding tax rate is currently 28%. The backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.

Payments to non-United States holders of dividends on our common stock generally will not be subject to backup withholding, and payments of proceeds made to non-United States holders by a broker upon a sale of our common stock will not be subject to information reporting or backup withholding, in each case so long as the non-United States holder certifies its nonresident status and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code or such holder otherwise establishes an exemption. A common means of certifying nonresident status is by providing a properly executed IRS Form W-8BEN or IRS Form W-8ECI, or applicable successor form. We must report annually to the IRS any dividends paid to each non-United States holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-United States holder resides.

Any amounts withheld from a payment to a holder of our common stock under the backup withholding rules generally may be credited against any United States federal income tax liability of the holder, provided the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Certain members of, investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially hold an aggregate of 50,856 shares of our common stock on an as-converted basis, which represents less than 1% of our outstanding shares of common stock. The underwriters are being represented by Latham & Watkins LLP, Costa Mesa, California, in connection with this offering.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments” in 2006), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities.

eyeonics, inc.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
eyeonics, inc.:

We have audited the accompanying consolidated balance sheets of eyeonics, inc. and subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of eyeonics, inc. and subsidiaries at December 31, 2005, and 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation in 2006 as a result of adopting Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.”

/s/  Deloitte & Touche LLP

Costa Mesa, California
July 16, 2007, except for Note 13
  as to which the date is July 23, 2007

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006

	2005	2006

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,284,772	$2,466,983
Short-term investments	1,900,000	8,250,000
Accounts receivable, net of allowance for doubtful accounts of $73,377 (2005) and $123,377 (2006)	2,166,204	2,457,884
Inventories	912,664	404,934
Prepaid expenses	428,270	383,857

Total current assets	9,691,910	13,963,658
PROPERTY, PLANT AND EQUIPMENT — Net	1,249,029	1,402,825
OTHER ASSETS	1,559	2,259

TOTAL	$10,942,498	$15,368,742

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$782,432	$633,432
Accrued expenses, including related party amounts of $1,372,624 (2005) and $2,180,278 (2006)	3,158,225	4,799,806
Deferred revenue	531,804	105,624
Capital lease obligation	14,987	27,882

Total current liabilities	4,487,448	5,566,744

LONG-TERM LIABILITIES	123,535	146,518

COMMITMENTS AND CONTINGENCIES (Notes 8 and 9)
REDEEMABLE CONVERTIBLE PREFERRED STOCK— $0.001 par value — 14,013,093 shares authorized; 13,869,274 issued and outstanding; aggregate liquidation preference of $43,710,326	43,710,326	43,710,326
Series E subscription receivable	(13,052,818)	—

Total redeemable convertible preferred stock	30,657,508	43,710,326
STOCKHOLDERS’ DEFICIT:
Series A convertible preferred stock, $0.001 par value — 8,412,698 (2005) and 7,387,699 (2006) shares authorized; 8,412,698 (2005) and 7,387,699 (2006) shares issued and outstanding; liquidation preference of $3,693,850	8,413	7,388
Common stock, $0.001 par value — 30,000,000 shares authorized; 730,004 (2005) and 826,139 (2006) shares issued and outstanding	730	826
Additional paid-in capital	2,011,847	3,144,238
Deferred stock-based compensation	(232,405)	(35,539)
Cumulative other comprehensive loss	(35,643)	(54,264)
Accumulated deficit	(23,003,938)	(34,492,495)
Treasury stock (Series A convertible preferred), at cost — 1,024,999 (2005) and 500,000 (2006)	(3,074,997)	(2,625,000)

Total stockholders’ deficit	(24,325,993)	(34,054,846)

TOTAL	$10,942,498	$15,368,742

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2004, 2005 and 2006

	2004	2005	2006

REVENUES:
Product revenue	$12,395,410	$15,734,824	$17,068,223
Course revenue	547,900	385,316	—

Total revenues	12,943,310	16,120,140	17,068,223
COST OF REVENUES	1,886,978	3,535,148	3,241,786

GROSS PROFIT	11,056,332	12,584,992	13,826,437

OPERATING EXPENSES:
Research and development	2,011,791	2,855,851	2,972,887
Selling and marketing	7,907,660	11,695,824	15,521,360
General and administrative	2,968,447	3,585,424	4,356,235

Total operating expenses	12,887,898	18,137,099	22,850,482

LOSS FROM OPERATIONS	(1,831,566)	(5,552,107)	(9,024,045)
INTEREST INCOME	96,256	131,429	609,460

NET LOSS	(1,735,310)	(5,420,678)	(8,414,585)

Net loss per share	$(4.12)	$(8.21)	$(10.85)

Weighted-average shares outstanding-basic and diluted	421,330	660,557	775,494

Pro forma net loss per share-basic and diluted (unaudited)			$(0.39)

Pro forma weighted-average shares oustanding-basic and diluted (unaudited)			21,532,467

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Years Ended December 31, 2004, 2005 and 2006

	2004	2005	2006

NET LOSS	$(1,735,310)	$(5,420,678)	$(8,414,585)
OTHER COMPREHENSIVE (LOSS) INCOME — Foreign currency translation adjustment	(17,634)	9,059	(18,621)

COMPREHENSIVE LOSS	$(1,752,944)	$(5,411,619)	$(8,433,206)

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the Years Ended December 31, 2004, 2005 and 2006

						Deferred	Cumulative
					Additional	Stock-	Other				Total
	Series A Convertible Preferred Stock		Common Stock		Paid-In	Based	Comprehensive	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Deficit	Shares	Amount	Deficit

BALANCE — January 1, 2004	8,412,698	$8,413	393,331	$393	$208,853	$(34,917)	$(27,068)	$(15,847,950)	1,024,999	$(3,074,997)	$(18,767,273)
Exercise of stock options	—	—	239,679	240	82,632	—	—	—	—	—	82,872
Foreign currency translation adjustment	—	—	—	—	—	—	(17,634)	—	—	—	(17,634)
Stock option grants	—	—	—	—	923,345	(923,345)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	452,771	—	—	—	—	452,771
Net loss	—	—	—	—	—	—	—	(1,735,310)	—	—	(1,735,310)

BALANCE — January 1, 2005	8,412,698	8,413	633,010	633	1,214,830	(505,491)	(44,702)	(17,583,260)	1,024,999	(3,074,997)	(19,984,574)
Exercise of stock options	—	—	96,994	97	151,571	—	—	—	—	—	151,668
Foreign currency translation adjustment	—	—	—	—	—	—	9,059	—	—	—	9,059
Stock option grants	—	—	—	—	645,446	(645,446)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	918,532	—	—	—	—	918,532
Net loss	—	—	—	—	—	—	—	(5,420,678)	—	—	(5,420,678)

BALANCE — December 31, 2005	8,412,698	8,413	730,004	730	2,011,847	(232,405)	(35,643)	(23,003,938)	1,024,999	(3,074,997)	(24,325,993)
Exercise of stock options	—	—	96,135	96	55,500	—	—	—	—	—	55,596
Foreign currency translation adjustment	—	—	—	—	—	—	(18,621)	—	—	—	(18,621)
Stock-based compensation	—	—	—	—	1,088,735	—	—	—	—	—	1,088,735
Reclassification of deferred stock-based compensation associated with modification	—	—	—	—	(11,844)	11,844	—	—	—	—	—
Repurchase of Series A convertible preferred	—	—	—	—	—	—	—	—	500,000	(2,625,000)	(2,625,000)
Retirement of Series A convertible preferred	(1,024,999)	(1,025)	—	—	—	—	—	(3,073,972)	(1,024,999)	3,074,997	—
Amortization of deferred stock-based compensation	—	—	—	—	—	185,022	—	—	—	—	185,022
Net loss	—	—	—	—	—	—	—	(8,414,585)	—	—	(8,414,585)

BALANCE — December 31, 2006	7,387,699	$7,388	826,139	$826	$3,144,238	$(35,539)	$(54,264)	$(34,492,495)	500,000	$(2,625,000)	$(34,054,846)

See notes to consolidated financial statements

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2004, 2005 and 2006

	2004	2005	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,735,310)	$(5,420,678)	$(8,414,585)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	208,499	291,704	396,586
Provision for bad debt expense	73,377	—	50,000
(Gain) loss on foreign currency exchange transactions	(5,897)	12,657	(652)
Stock-based compensation	452,771	918,532	1,273,757
Loss on disposal of assets	—	—	26,155
Changes in operating assets and liabilities:
Accounts receivable	(1,899,267)	(126,396)	(341,033)
Inventories	(184,436)	451,424	507,991
Prepaid expenses	(148,925)	(206,443)	53,040
Other assets	3,880	3,168	(497)
Accounts payable	43,048	283,094	(149,869)
Accrued expenses	1,883,126	718,441	1,622,801
Deferred revenue	222,853	(298,249)	(426,180)
Long-term liabilities	23,068	4,822	26,473

Net cash used in operating activities	(1,063,213)	(3,367,924)	(5,376,013)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities	—	—	(15,655,075)
Sales of available-for-sale securities	3,203,997	2,034,746	9,305,075
Purchase of property, plant and equipment	(512,297)	(551,459)	(575,851)

Net cash provided (used in) by investing activities	2,691,700	1,483,287	(6,925,851)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from exercise of stock options	82,872	151,668	55,596
Repurchase of Series A convertible preferred stock	—	—	(2,625,000)
Proceeds from the issuance of Series E redeemable convertible preferred stock	—	3,137,515	13,052,818

Net cash provided by financing activities	82,872	3,289,183	10,483,414

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	1,896	(21,940)	661

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,713,255	1,382,606	(1,817,789)
CASH AND CASH EQUIVALENTS — Beginning of year	1,188,911	2,902,166	4,284,772

CASH AND CASH EQUIVALENTS — End of year	$2,902,166	$4,284,772	$2,466,983

OTHER SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$800	$800	$800

NON-CASH FINANCING TRANSACTIONS:
Equipment acquired under capital lease	$—	$58,639	$34,984

Series E subscription receivable	$—	$13,052,818	$—

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2004, 2005 and 2006

1.	Organization and Summary of Significant Accounting Policies

eyeonics, inc. (formerly C&C Vision, Inc.), a Delaware corporation (the “Company”), was incorporated on July 27, 1998. The Company is a medical device company focused on the design, development, manufacture and sale of premium intraocular lenses intended to address the vision correction needs in the aging population. The Company’s headquarters are located in Aliso Viejo, California, and its manufacturing operations are located in Rancho Cucamonga, California. The Company has two wholly-owned subsidiaries: C&C Vision International Limited, located in Ireland, and eyeonics Europe Srl, located in Italy. Currently, substantially all Company operations are conducted through the parent company, eyeonics, inc.

On November 14, 2003, the Company received pre-market approval (“PMA”) from the United States Food and Drug Administration for its crystalens accommodating intraocular lens and commenced sales of the crystalens in the United States.

Basis of Presentation — The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation — The accompanying consolidated financial statements include the accounts of eyeonics, inc. and its wholly owned subsidiaries, C&C Vision International Limited and eyeonics Europe Srl. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents. The Company’s cash equivalents consist principally of money market accounts.

Short-Term Investments — The Company accounts for its investments in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Investments are classified as available-for-sale and consist primarily of auction-rate preferred shares of exchange-traded, closed-end investment funds that invest in fixed income securities, and for which the associated interest rates are typically reset every seven or 28 days by an auction process. These auction-rate securities are readily saleable at par value on the auction dates. Investments are stated at fair value based on the quoted market price of the investment, and at December 31, 2005 and 2006, fair value approximated cost.

Concentration of Credit Risks — The Company is subject to concentration of credit risk, primarily from its cash, cash equivalents and short-term investments, and credit risk is managed by the Company’s investment policy, which allows for the purchase of investment-grade securities, money market instruments, debt instruments with an A rating or better, and diversification of the Company’s investment portfolio among issues and maturities. The Company maintains cash balances and short-term investments in excess of federally insured limits at a reputable financial institution and as of December 31, 2006, the Company’s short-term investments primarily included auction-rate securities. As such, there is nominal credit risk with respect to cash and cash equivalents and short-term investments.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

The Company relies upon certain suppliers to supply key parts for our products on a sale or limited basis. The Company has managed the risk associated with single-source suppliers by closely monitoring existing supply levels as compared to customer purchase orders. The Company is exposed to loss of revenue from the sale of these products if the supplier cannot fulfill demand. To date, the Company has not experienced significant supplier shortages or loss of revenue from these arrangements.

The Company’s customer base consists of ophthalmologists, hospitals and ambulatory surgery centers (“ASC”’s). No single customer represented greater than 10% of total revenues during the years ended December 31, 2004, 2005 or 2006. The Company is exposed to risks associated with extending credit to its customers related to the sale of products. Management believes that credit risks on trade accounts receivable are mitigated by the number and geographical diversity of its customers. The Company performs credit evaluations on its customers’ financial condition, and to date, credit losses have been within management’s expectations.

The following table summarizes activity in the allowance for doubtful accounts for the years ended December 31:

	2004	2005	2006

Allowance for doubtful accounts, beginning of year	$—	$73,377	$73,377
Provision for doubtful accounts	73,377	—	50,000
Write-offs, net of recoveries	—	—	—

Allowance for doubtful accounts, end of year	$73,377	$73,377	$123,377

Inventories — Inventories, consisting principally of raw materials, work-in-process and completed units, are carried at the lower of standard cost or market. Standard costs are determined using the first-in, first-out method and are updated at regular intervals such that standard costs approximate actual costs. Impairment charges for slow-moving or obsolete inventory are included in cost of revenues and are permanent reductions to the carrying value of inventory.

Property, Plant and Equipment — The Company’s property, plant and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method over the estimated useful lives as follows:

Furniture and fixtures	3 – 5 years
Computer equipment and software	5 years
Leasehold improvements	Shorter of lease term or useful life
Production equipment — including tooling	5 years

Maintenance and repairs are charged to operations when incurred.

Long-Lived Assets — In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company performs impairment tests for long-lived assets if an event or circumstance indicates that the carrying amount of the long-lived assets may not be recoverable. In response to changes in industry and market conditions, the Company may also strategically realign resources and consider restructuring, disposing eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

of, or otherwise exiting businesses. Such activities could result in impairment of long-lived assets. The Company is also subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. The likelihood of impairment is considered if the carrying amount of the long-lived asset or intangible asset is not recoverable from its undiscounted cash flows in accordance with SFAS No. 144. Impairment is measured as the difference between the carrying amount and fair value of the asset or asset group. At December 31, 2005 and 2006, no indicators of impairment were identified.

Fair Value of Financial Instruments— SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires management to disclose the estimated fair value of certain assets and liabilities defined by SFAS No. 107 as financial instruments. Financial instruments are generally defined as cash, evidence of ownership interest in an entity, or a contractual obligation that both conveys to one entity a right to receive cash or other financial instruments from another entity and imposes on the other entity the obligation to deliver cash or other financial instruments to the first entity. At December 31, 2006, management believes that the carrying value of cash and cash equivalents, receivables and payables approximate fair value because of the short maturity of these financial instruments.

Revenue Recognition and Deferred Revenue — The Company recognizes revenues in accordance with Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB No. 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) title has transferred; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company generally uses purchase orders or signed sales agreements to determine the existence of an arrangement and to fix the fee associated with the transaction. To determine whether collection is reasonably assured, the Company assesses a number of factors, including past transaction history with the customer and creditworthiness of the customer.

Product Revenues — Customer purchase orders are generally used to determine the existence of an arrangement. Revenues from sales of crystalens are recognized upon transfer of title in accordance with the sales terms, which generally occurs upon product shipment. The lens purchase price includes a lens insertion device (injector), which is shipped together with the lens upon customer request. In certain cases, lenses are offered on a consignment basis, and revenue recognition occurs on a per lens basis upon notification of implantation in a patient, or transfer of title, depending on the terms of the underlying agreement. In limited cases, lenses are sold through a third-party distributor and revenue is recognized upon evidence from the distributor of sale and passage of title to the end-use customer. The Company generally does not provide any rights of return by the customer, nor does the Company provide any express product warranties, but occasionally accepts returns at its discretion. Such returns have historically been insignificant, and reserves for these returns are established at the time of sale. crystalens is offered in several lens powers, or diopters, and many of the Company’s customers maintain an inventory of lenses. At times, customers may experience an overstock of one power and low levels of another. The Company’s terms of sale do not allow returns for cash refund, but do allow even-exchange of one lens power for another. Exchange transactions do not impact recorded revenue.

Through 2005, the Company required an upfront cash deposit for lenses to be implanted throughout a required credentialing period, during which the Company monitored the success and outcomes of several crystalens implantations. The Company has deferred these initial deposits and recognizes revenue upon use or expiration of the right of return of the product. The deferred revenue balance was $531,804 and eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

$105,624 at December 31, 2005 and 2006, respectively. As of December 31, 2005, the Company no longer required such deposits.

Course Revenues — During 2004 and 2005, the Company offered crystalens education courses to prospective customers, for which it collected fees in advance. These course fees were deferred and recognized as revenue during the period of course delivery. As of December 31, 2005, the Company no longer offered formal education courses.

Cost of Revenues — Cost of revenues reflects materials, labor and overhead costs required to manufacture and assemble lenses, the costs of injectors purchased from an outside vendor and royalty expense incurred to license intellectual property from related parties (See Note 2). During 2004 and 2005, cost of revenues also included expenses related to crystalens education courses such as meeting space rentals, course materials and course director fees.

In connection with the launch of the crystalens AT-45 SE in 2005, the Company discontinued sales and shipments of the first-generation crystalens AT-45, resulting in a charge to cost of revenues reflecting total impairment of the discontinued product. In 2006 the Company launched the crystalens Five-O and recorded a total impairment charge to cost of revenues for all crystalens AT-45 SE inventory.

The following table summarizes the components of cost of revenues for the years ended December 31:

	2004	2005	2006
	(in thousands)

Product costs	$891,922	$904,949	$873,521
Royalties	623,622	769,303	840,946
Education course costs	371,434	460,585	—
Provision for obsolete inventory	—	1,400,311	1,527,319

Total cost revenues	$1,886,978	$3,535,148	$3,241,786

Income Taxes — Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. This statement requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Research and Development — Research and development costs are charged to operations in the year incurred. Research and development expense consists principally of expenditures for equipment, parts, tooling costs and outside third-party consultants, which are used in testing and the development of the Company’s products under development, and compensation to specific Company personnel. The Company also expenses the costs of internally developed patents since recoverability is uncertain. The cost of equipment used in research and development activities which has alternative uses is capitalized as equipment. Such equipment is depreciated over estimated useful life, which is typically five years.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Shipping and Handling — In accordance with Emerging Issues Task Force (EITF) No. 00-10, Accounting for Shipping and Handling Fees and Costs, the Company includes shipping and handling fees billed to customers in total revenues. Amounts incurred by the Company for freight are included in selling and marketing expenses, which amounted to $41,704, $139,337 and $231,407, in 2004, 2005 and 2006, respectively.

Advertising — Advertising costs are expensed as incurred and are included in selling and marketing expense. Advertising costs have not been material for any period presented.

Stock-Based Compensation — Prior to January 1, 2006, the Company accounted for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Under the intrinsic value method, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company’s stock at the measurement date over the exercise price. The Company accounts for stock-based awards to non-employees using the fair value method in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, and EITF No. 96-18, Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company applies the Black-Scholes option-pricing model to determine the estimated fair value of such awards, which are periodically remeasured as they vest. The fair value of these awards is recognized as an expense over the period the services are received. (See Note 7).

SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, requires the disclosure of pro forma net loss had the Company adopted the fair value method of accounting for all stock-based awards. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. These models also require subjective assumptions, including future stock price and volatility and expected time to exercise, which greatly affect the calculated values.

The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation during the years ended December 31:

	2004	2005

Net loss as reported	$(1,735,310)	$(5,420,678)
Add: Stock-based employee compensation expense included in reported net loss	86,653	80,415
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards — net of related tax effects	(346,732)	(971,827)

Pro forma net loss	$(1,995,389)	$(6,312,090)

Net loss per share-basic and diluted-as reported	$(4.12)	$(8.21)

Net loss per share-basic and diluted-pro forma	$(4.74)	$(9.56)

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment (SFAS No. 123R), using the prospective method of transition. Under this transition method, compensation cost recognized in the year ended December 31, 2006 includes: (a) compensation costs for all share-based payments granted prior to January 1, 2006, based on the intrinsic value method prescribed by APB Opinion No. 25, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

The Company selected the Black-Scholes option pricing model as the most appropriate valuation method for option grants with service conditions. This model requires inputs for risk-free interest rates, dividend yields, volatility and expected lives of the options. Since the Company has a limited history of stock activity, expected volatility is based on historical data from several publicly traded peer companies. The Company will continue to use a weighted-average approach using other similar public entity volatility information until historical volatility of the Company is sufficient to measure expected volatility for future option grants. The Company estimates the forfeiture rate based on historical data. Based on an analysis of historical forfeitures, the Company has applied an annual forfeiture rate of 17.0% to all options granted in the year ended December 31, 2006. This analysis will be re-evaluated quarterly and the forfeiture rate will be adjusted as necessary. The risk-free rate for periods within the expected or contractual life of the option is based on the average 2006 United States Treasury yield curve. The expected lives for options granted represents the period of time that options granted are expected to be outstanding and are derived using the simplified method defined in SAB No. 107, Share-Based Payment.

The Company had a choice of two attribution methods for allocating compensation costs under SFAS No. 123(R): the “straight-line” method, which allocates expense on a straight-line basis over the requisite service period of the last separately vesting portion of an award, or the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Company chose the latter method (i.e., graded vesting). The Company amortizes the fair value of each option over each option’s vesting period (requisite service period).

The Company has not recognized any income tax benefit for the stock-based compensation arrangements due to the fact that the Company does not believe it is more likely than not it will recognize any deferred tax assets from such compensation cost recognized in the current period.

SFAS No. 123(R) applies only to awards granted after the required effective date of January 1, 2006 and modification to existing awards, such as the re-pricing of certain options in 2006. Awards granted prior to the Company’s implementation of SFAS No. 123(R) will continue to be accounted for under the intrinsic method, except for those that were modified after adoption.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

The Company recognized total stock-based compensation expense for the years ended December 31, 2004, 2005 and 2006 as follows:

	2004	2005	2006

Research and development	$193,713	$421,621	$191,002
Selling and marketing	184,256	346,332	1,009,133
General and administrative	74,802	150,579	73,622

	$452,771	$918,532	$1,273,757

Foreign Currency Translation — The Company’s reporting currency and the functional currency of the Irish subsidiary (C&C Vision International Limited) is the United States dollar, while the functional currency of the Company’s Italian subsidiary is the euro. All sales are transacted in United States dollars. The assets and liabilities of the Italian subsidiary are translated at the rate of exchange on the balance sheet date. The expenses of the Italian subsidiary are translated using the average exchange rate for the period and are classified in selling and marketing.

Translation adjustments, resulting from the process of translating foreign currency financial statements into United States dollars, are included within cumulative other comprehensive loss within stockholders’ equity.

Net Loss per Share — Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period. In periods of a net loss position, basic and diluted weighted average shares are the same.

The following table sets forth the computation of the denominator used in the computation of net loss per share for the years ended December 31:

	2004	2005	2006

Weighted-average common stock outstanding	460,311	691,235	790,095
Less: Unvested common shares subject to repurchase	(38,981)	(30,678)	(14,601)

Total weighted-average number of shares used in computing net loss per share-basic and diluted	421,330	660,557	775,494

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

The following table sets forth the weighted-average outstanding options to purchase common stock, convertible preferred stock and warrant for the years ended December 31, 2004, 2005 and 2006 which were excluded from the computation of diluted net loss per share as they had an antidilutive effect:

	2004	2005	2006

Unvested common shares	38,981	30,678	14,601
Warrant to purchase common stock	27,692	27,692	27,692
Options to purchase common stock	1,822,459	2,405,599	3,103,040
Convertible preferred stock, net of treasury stock	18,173,100	21,256,973	20,756,973

Total units excluded from computation of diluted net loss per share	20,062,232	23,720,942	23,902,306

Pro Forma Net Loss per Share (unaudited) — Upon the closing of the initial public offering contemplated by this prospectus, the outstanding shares of convertible preferred stock will convert into 20,756,973 shares of common stock. Pro forma net loss per share — basic and diluted reflects the conversion of all of the outstanding shares of convertible preferred stock into shares of common stock.

The following table sets forth the computation of the denominator used in the computation of pro forma net loss per share for the year ended December 31, 2006:

Weighted-average common stock outstanding	790,095
Less: Unvested common shares subject to repurchase	(14,601)
Plus: Conversion of convertible preferred stock	20,756,973

Total weighted-average number of shares used in computing pro forma net loss per share-basic and diluted	21,532,467

Use of Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting — SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief decision maker is the Chief Executive Officer. The Company’s chief decision maker reviews the results of operations based on one industry segment: the production and sale of vision treatment and corrective products.

Reclassifications — A reclassification has been made to the prior years’ amounts in order to conform to the current year presentation. Royalty expense, which in prior years’ consolidated financial statements had been classified as part of selling and marketing expenses, is now classified in cost of revenues. This reclassification did not impact previously reported net loss or cash flows.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Recent Accounting Pronouncements — In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current period charges and that fixed production overheads should be allocated to inventory based on normal capacity of production facilities. This statement is effective for the Company’s fiscal year beginning January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on the Company’s consolidated financial position and results of operations.

In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109”. FIN No. 48 prescribes a comprehensive model of how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN No. 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with a taxing authority having full knowledge of all relevant information. The Company currently recognizes a tax position if it is probable of being sustained. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 in the first quarter of 2007 and is still evaluating the effect, if any, on its financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. Specifically, this statement sets forth a definition of fair value, and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The provisions of SFAS No. 157 are generally required to be applied on a prospective basis, except to certain financial instruments accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, for which the provisions of SFAS No. 157 should be applied retrospectively. The Company will adopt SFAS No. 157 in the first quarter of 2008 and is still evaluating the effect, if any, on its financial position, results of operations and cash flows.

In September 2006, the SEC released SAB 108 (SAB 108). SAB 108 provides interpretative guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 was effective for fiscal years ending after November 15, 2006. The impact of adopting SAB 108 did not impact the Company’s consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits entities to choose to measure, on an item-by-item basis, specified financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are required to be reported in earnings at each reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, the provisions of which are required to be applied prospectively. The Company expects to adopt SFAS No. 159 in the first quarter of 2008 and is still evaluating the effect, if any, on its financial position, results of operations and cash flows.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

2.	Related Party and Other Transactions

License Agreements — The Company has royalty-bearing license agreements with a director and two trusts, one of which is a principal stockholder of the Company. Another director as of December 31, 2006, is also a beneficiary of both trusts. Royalties expensed under these agreements were $623,622, $769,303 and $840,946 in the years ended December 31, 2004, 2005 and 2006, respectively. Additionally, under one of these license agreements, the Company granted the licensor an option to purchase 75,000 shares of the Company’s common stock during 2006 (See Notes 9 and 13).

Repurchase of Series A Convertible Preferred Stock — In May 2006, the Company repurchased 500,000 shares of its Series A convertible preferred stock for $5.25 per share (an aggregate $2,625,000), the deemed fair value of the shares, in connection with the issuance of the Series E redeemable convertible preferred stock. The shares were repurchased from a trust, of which a director of the Company is a beneficiary.

Marketing Rights — During 1998, the Company granted exclusive rights to distribute its products in a specified territory to our then-current Vice President of Operations. This employee resigned in 2006 but remains a stockholder of the Company. The Company repurchased these distribution rights during 2006 for $40,000.

Consulting Services — Certain ophthalmologists have entered into consulting arrangements with the Company and received stock options in exchange for their consulting services. Under these consulting agreements, the Company requires general availability of the ophthalmologists to perform certain services, such as conducting clinical studies, speaking at various industry meetings, mentoring and educating new and prospective customers, and serving as a general and scientific advisor to the Company. To date, the Company has not experienced any forfeitures of options issued in connection with consulting agreements. The options granted to these consultants are awarded in return for service over a specified period of time, and the associated agreements do not contain specific performance commitments. Accordingly, there is no measurement date associated with these awards prior to completion of service, and the Company applies variable accounting to these option awards over the service period under EITF 96-18 (see Note 2). These ophthalmologists are generally also customers of the Company by way of directing associated hospitals and ASCs to purchase crystalens. None of the hospitals or ASCs associated with these ophthalmologists accounted for more than 10% of the Company’s total revenues. Aggregate sales to these associated hospitals and ASCs amounted to $1,026,291, $1,966,223 and $2,198,006 in the years ended December 31, 2004, 2005 and 2006, respectively.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

3.	Inventories

Inventories consist of the following at December 31:

	2005	2006

Raw materials	$117,540	$155,922
Work-in-process	97,650	29,271
Finished goods (including consignment inventory of $94,482 and $17,409 in 2005 and 2006, respectively)	697,474	219,741

	$912,664	$404,934

4.	Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2005	2006

Leasehold improvements	$85,295	$145,674
Furniture and fixtures	297,656	318,094
Computer equipment and software	731,750	900,186
Production equipment	873,244	1,110,303

Total property, plant and equipment	1,987,945	2,474,257
Less accumulated depreciation and amortization	(738,916)	(1,071,432)

Total property, plant and equipment — net	$1,249,029	$1,402,825

5.	Accrued Expenses

Accrued expenses consist of the following at December 31:

	2005	2006

Accrued royalties (see Notes 2 and 9)	$1,372,624	$2,180,278
Accrued compensation	688,545	1,054,413
Customer account credit balances	—	364,658
Other accrued expenses	1,097,056	1,200,457

	$3,158,225	$4,799,806

6.	Redeemable Convertible Preferred Stock

Authorized Shares — The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of redeemable convertible preferred shares. Currently, 14,013,093 shares have been authorized, of which 13,869,274 shares are outstanding.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Proceeds from the redeemable convertible preferred stock issuances are as follows:

							Liquidation
					Carrying Amount		Value at
	Shares	Shares Issued	Per Share		at December 31,		December 31,
Series and Date	Authorized	and Outstanding	Price	Proceeds	2005	2006	2006

Series B — 1998	3,321,429	3,321,429	$1.26	$4,185,000	$4,185,000	$4,185,000	$4,185,000
Series C — 2001	3,691,666	3,691,666	$3.00	11,074,998	11,074,998	11,074,998	11,074,998
Series D — 2003	3,799,998	3,772,306	$3.25	12,259,995	12,259,995	12,259,995	12,259,995
Series E — 2005	3,200,000	3,083,873	$5.25	16,190,333	16,190,333	16,190,333	16,190,333

	14,013,093	13,869,274		$43,710,326	$43,710,326	$43,710,326	$43,710,326

The relative rights, terms, privileges and restrictions granted to or imposed upon redeemable convertible preferred stockholders are described below.

Liquidation Preference — In the event of liquidation of the Company, including a merger, acquisition, or sale of assets where the beneficial owners of the Company’s common and preferred stock own less than 50% of the resulting equity securities of the surviving entity, the holders of the Series B, C, D and E redeemable convertible preferred stock will be entitled to receive, prior and in preference to any distributions to holders of Series A convertible preferred stock and common stock (refer to Note 7), $1.26, $3.00, $3.25 and $5.25 per share, respectively, plus all declared and accrued but unpaid dividends. If upon the occurrence of a liquidation event, the assets distributed among the stockholders are insufficient to permit the payment of these preferential amounts, then the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series B, C, D and E redeemable convertible preferred stock.

The redeemable convertible preferred stock agreements also provide for certain restrictions on transfer of stock, rights of first refusal, co-sale rights and registration rights.

Dividends — The Series B, C, D and E redeemable convertible preferred stockholders are entitled to receive dividends, prior and in preference to any declaration or payment of any dividend (payable other than in common stock) on the Series A convertible preferred stock or common stock, at the annual rate of $0.10, $0.24, $0.26 and $0.42 per share, respectively. Such dividends are payable, when and if declared by the Board of Directors, and are noncumulative. The holders of Series B, C, D and E redeemable convertible preferred stock are also entitled to participate in dividends on Series A convertible preferred stock and common stock, when and if declared by the Board of Directors, based on the number of shares of common stock held on an as-if converted basis. No dividends on preferred stock have been declared by the Board of Directors as of December 31, 2006.

Conversion Rights — Each share of redeemable convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance, into common stock at an initial conversion rate of one-for-one. The conversion rate is subject to adjustment for antidilution provisions, as defined. The redeemable convertible preferred stock shall automatically be converted upon the closing of an underwritten public offering of the Company’s common stock with net proceeds of at least $30,000,000 to the Company and a minimum of $11.70 per share.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Voting — Each share of redeemable convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. All preferred stockholders (including Series A convertible preferred stock) are entitled to vote as a separate class in certain circumstances.

As long as at least a majority of the shares of all preferred stock remain outstanding, the Company must obtain approval from at least two-thirds of the holders of all preferred stock in order to, among other things, alter the certificate of incorporation as related to preferred stock, change the authorized number of shares of preferred stock, change the number of directors, or effect a merger, consolidation or sale of assets, where the existing stockholders retain less than 50% of the voting stock of the surviving entity.

Redemption at the Holders’ Option — Commencing on December 14, 2010, and thereafter, the Company is obligated, at the option of greater than two-thirds of the Series B, C, D and E stockholders, to redeem the Series B, C, D and E redeemable convertible preferred stock in three equal annual installments. The redemption price for each share of Series B, C, D and E redeemable convertible preferred stock will be the original purchase price per share, plus all declared and accrued but unpaid dividends. At December 31, 2006, the redemption value for each of the Series B, C, D and E redeemable convertible preferred stock was equal to the liquidation value as disclosed on the accompanying consolidated balance sheets.

Amendments — In connection with its issuance of the Series E redeemable convertible preferred stock, the Company amended various agreements, including its bylaws, voting agreement, founders’ agreement and co-sale agreement, to incorporate the provisions of the Series E redeemable convertible preferred stock purchase agreement. The corporate bylaws were amended to, among other things, modify preferred stock liquidation preferences and redemption provisions.

7.	Stockholders’ Equity and Stock Option Plan

Authorized Shares — The Company’s Amended and Restated Certificate of Incorporation authorizes the issuance of common and convertible preferred stock, each having a par value of $0.001 per share. The number of Series A convertible preferred stock and common stock shares authorized is 7,387,699 and 30,000,000, respectively. As of December 31, 2006, the number of Series A convertible preferred stock and common stock shares issued and outstanding is 7,387,699 and 826,139, respectively.

The common stock was issued in connection with the exercise of stock options, including 14,601 in unvested shares as of December 31, 2006. The unvested shares are subject to the risk of forfeiture, certain restrictions on transferability and to the Company’s repurchase rights. The restrictions and repurchase options generally lapse at a rate of 25% per year over a four-year vesting period. The Company has a repurchase option, exercisable upon discontinuance of the purchaser’s service with the Company, to repurchase unvested shares at the original price paid by the purchaser. Vested shares are not subject to the Company’s repurchase rights.

The relative rights, terms, privileges and restrictions granted to or imposed upon Series A preferred stockholders are described below.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Liquidation Preference — In the event of liquidation of the Company, including a merger, acquisition, or sale of assets where the beneficial owners of the Company’s common and preferred stock own less than 50% of the resulting equity securities of the surviving entity, all preferential distributions to redeemable convertible preferred stockholders must first be satisfied. Then, from the remaining assets, the holders of Series A convertible preferred stock are entitled to receive, prior and in preference to any distributions to holders of common stock, $0.50 per share, plus all declared and accrued but unpaid dividends. If, at the time of liquidation, the assets and funds are insufficient to permit full payment to holders of the Series A convertible preferred stock, the remaining assets are distributed ratably among the holders of Series A convertible preferred stock.

Finally, any remaining assets would be distributed ratably among common stockholders in proportion to the shares of common stock held by them.

Dividends — Dividends are payable to Series A convertible preferred stock and common stock, when and if declared by the Board of Directors, based on the number of shares of stock held (or on an as-if converted basis in the case of Series A convertible preferred stock). No dividends on Series A convertible preferred stock or common stock have been declared by the Board of Directors as of December 31, 2006.

The Series A convertible preferred stock agreements also provide for certain restrictions on transfer of stock, rights of first refusal, co-sale rights and registration rights.

Conversion Rights — Series A convertible preferred stock is convertible at the option of the holder, at any time after the date of issuance, into common stock at an initial conversion rate of one-for-one. The conversion rate is subject to adjustment for antidilution provisions, as defined. The Series A convertible preferred stock shall automatically be converted upon the closing of an underwritten public offering of the Company’s common stock with net proceeds of at least $30,000,000 to the Company and a minimum of $11.70 per share.

Voting — Each share of Series A convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible. All preferred stockholders (including Series B, C, D and E redeemable convertible preferred stock) are entitled to vote as a separate class in certain circumstances.

As long as at least a majority of the shares of preferred stock remain outstanding, the Company must obtain approval from at least two-thirds of the holders of all preferred stock in order to, among other things, alter the certificate of incorporation as related to preferred stock, change the authorized number of shares of preferred stock, change the number of directors, or effect a merger, consolidation, or sale of assets, where the existing stockholders retain less than 50% of the voting stock of the surviving entity.

Stock Repurchase — The Series A convertible preferred stock was issued to the founders in October 1998. In connection with the issuance of the Series C redeemable convertible preferred stock, the Company repurchased 1,024,999 shares of its Series A convertible preferred stock for $3.00 per share (an aggregate $3,074,997) from a trust of which a director of the Company is a beneficiary. These repurchased shares were held in treasury and retired in 2006. In May 2006, the Company repurchased an additional 500,000 shares of its Series A convertible preferred stock from the trust for $5.25 per eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

share (an aggregate $2,625,000), the deemed fair value of the shares as determined by the Company’s board of directors. At December 31, 2006, these repurchased shares were held in treasury (see Note 13).

Stock Options — During 1998, the Company adopted a Stock Option Plan (the “1998 Plan”), under which nonstatutory options (“NSO”) or incentive stock options (“ISO”) to acquire shares of the Company’s common stock may be granted to employees and nonemployees of the Company. The 1998 Plan, as amended, is administered by the board of directors (the “administrator”) and permits the issuance of options for the purchase of up to 4,750,000 shares of the Company’s common stock. Options under the 1998 Plan may be granted for periods of up to 10 years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. The ISO stock options granted generally vest 25% per year over a four-year period, and NSO options generally vest 50% over a two-year period. The options are exercisable according to the vesting schedule. Alternatively, the options may be exercised in whole or in part at any time into restricted, unvested common shares which are subject to the risk of forfeiture, and to the Company’s repurchase rights. The restrictions and repurchase options on currently outstanding restricted stock grants issued pursuant to the 1998 Plan generally lapse over a four-year period (consistent with the vesting period for the original stock option grants). In the event of a change in control or liquidation of the Company, all unvested options granted under the 1998 Plan will vest in full immediately prior to any such transaction.

Additionally, with approval from the board of directors, the Company has one stand-alone agreement outstanding with a former consultant, under which options to acquire a total of 100,000 shares of common stock were granted during 2003 and 2004 with immediate vesting. These options remain outstanding as of December 31, 2006.

The weighted-average grant date fair value of the options granted in 2004, 2005 and 2006 was $1.73 per share, $2.65 per share and $2.31 per share and, respectively, based on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

For non-employee grants during the years ended December 31:

	2004	2005	2006

Expected life (years)	6.00	10.00	10.00
Risk-free interest rate	4.00%	4.05%	4.75%
Volatility	77.00%	56.00%	50.00%
Dividend yield	—	—	—

For employee grants during the years ended December 31:

	2004	2005	2006

Expected life (years)	6.00	5.00	6.25
Risk-free interest rate	4.00%	4.05%	4.75%
Volatility	77.00%	56.00%	50.00%
Dividend yield	—	—	—

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

A summary of the Company’s stock option activity is as follows:

			Weighted-
		Weighted-	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contractual	Intrinsic
	Option	Price	Term	Value

Outstanding — January 1, 2004	1,651,501	$0.47
Granted	1,157,181	1.73
Exercised	(239,679)	0.33
Forfeited	(106,431)	1.84

Outstanding — January 1, 2005	2,462,572	0.99
Granted	972,537	4.67
Exercised	(96,994)	1.37
Forfeited	(243,563)	3.05

Outstanding — December 31, 2005	3,094,552	1.57
Granted	951,820	3.40
Exercised	(96,135)	0.77
Forfeited	(458,231)	4.06

Outstanding — December 31, 2006	3,492,006	$1.88	7.12

Vested and expected to vest in the future — December 31, 2006	3,355,757	$1.84	7.05	$4,565,058

Exerciseable — December 31, 2006	2,339,348	$1.38	6.30	$4,233,841

In July 2004, the Company granted options that were subsequently determined to have been granted with exercise prices below the fair value of the underlying stock on the date of grant. In accordance with APB Opinion No. 25, the Company recorded deferred compensation of $143,747 related to these grants. All other grants to employees during 2005 and 2004 were granted with exercise prices equal to the fair value of the underlying stock on the date of grant, and as such, no compensation expense was recorded. The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006, was $453,004, $328,221 and $331,434, respectively.

In connection with stock options granted to non-employees subject to remeasurement, the Company recorded an additional $779,598 and $645,446 of deferred compensation in the years ended 2004 and 2005, respectively.

Effective January 1, 2006, the Company adopted SFAS 123(R) using a prospective transition method, which applies to new awards and any awards that are modified or cancelled subsequent to the date of adoption. Prior periods are not restated for comparative purposes. Because the Company used the minimum value method for its pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation, options granted prior to the adoption of SFAS 123(R) will be accounted for in accordance with APB Opinion No. 25 unless such options are modified, repurchased or cancelled after the effective date.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

During the years ended December 31, 2004, 2005 and 2006 the Company recorded stock-based compensation expense of $452,771, $918,532 and $1,273,757 respectively, which includes employee stock-based compensation expense of $406,040 recognized in 2006 relating to SFAS 123(R).

During the years ended December 31, 2004 and 2005, deferred compensation of $923,345 and $645,446, respectively, related to the issuance of stock options and restricted stock was recorded as a reduction of stockholders’ equity in the accompanying consolidated financial statements. These amounts relate to stock option grants prior to the adoption of SFAS 123(R). As of December 31, 2006, there was $1,152,137 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Plan, which includes unamortized deferred compensation at December 31, 2006 of $35,539, which will be substantially amortized during 2007. That cost is expected to be recognized over a weighted-average period of 1.5 years. The total fair value of shares vested during the years ended December 31, 2004, 2005 and 2006, was $219,261, $833,239 and $1,224,534, respectively.

A summary of the status of the Company’s nonvested shares as of December 31, 2006 and changes during the year ended December 31, 2006 is presented below:

		Weighted
		Average
		Grant-Date
	Shares	Fair Value

Unvested at December 31, 2005	1,314,477	$1.72
Granted	951,820	2.31
Vested	(655,408)	1.87
Canceled	(458,231)	2.28

Unvested at December 31, 2006	1,152,658	$1.90

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Shares	Life	Price	Shares	Price
		(in Years)

$0.13	298,000	2.27	$0.13	298,000	$0.13
$0.50	577,302	4.76	$0.50	577,302	$0.50
$0.55	80,000	6.31	$0.55	73,750	$0.55
$0.65	293,713	6.63	$0.65	260,462	$0.65
$0.95	332,500	7.22	$0.95	249,042	$0.95
$1.25	305,000	7.51	$1.25	198,333	$1.25
$2.75	227,500	7.77	$2.75	164,115	$2.75
$3.40	1,377,991	9.08	$3.40	518,344	$3.40

	3,492,006	7.12	$1.88	2,339,348	$1.39

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Stock options are granted with strike prices equal to the fair value of the underlying common stock on the date of grant. Fair value estimates of common stock are determined by the Company’s board of directors, with input from management and are based on consideration of management’s valuation and the guidance set forth in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Specifically, the estimates were derived using a probability-weighted market-based approach, with additional consideration given to the probability of acquisition and initial public offering scenarios. The market-based approach utilized a market multiple methodology based on revenue multiples of comparable companies in the medical device and vision care fields whose stocks trade in the public market. Additionally, the Company also considered a number of factors to determine the fair value of the Company’s common stock at the grant date, including (i) the Company’s business, financial condition and results of operations; (ii) the Company’s forecasted operating performance and projected future cash flows; (iii) the illiquid nature of the Company’s common stock; (iv) the liquidation preferences, redemption rights and other rights, preferences and privileges of the Company’s outstanding preferred stock; (v) an implied market value analysis based on the stock price performance of the Company’s most comparable public peers; (vi) recent sales of the Company’s securities; and (vii) market conditions affecting the Company’s industry.

In October 2006, the Company’s board of directors, with input from the management, determined that the fair value of the Company’s common stock had declined to $3.40 per share. In connection with this decline, the board of directors resolved to modify all options that had been previously granted with strike prices above the then-current fair value, dating back to January 2005. The affected options were modified to reflect a new exercise price of $3.40 per share, which was determined to be the fair value on the date of modification. During the year ended December 31, 2006, the Company granted stock options with per share exercise prices ranging from $4.22 to $4.72, and the per share exercise prices were subsequently modified to be $3.40. During the year ended December 31, 2005, the Company granted stock options with per share exercise prices ranging from $4.15 to $5.15, and the exercise prices were subsequently modified to be $3.40. Under SFAS 123(R), this modification resulted in employee stock-based compensation expense of $255,414 in 2006. Non-employee stock-based compensation expense of $93,997 was also recognized in 2006 as a result of the option repricing.

Warrant to Purchase Preferred Stock — A warrant to purchase 27,692 shares of Series D redeemable convertible preferred stock at $3.25 per share is outstanding as of December 31, 2006. At the date of issuance in 2004, the fair value of the warrant was insignificant.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

8.	Leases

The Company leases its office space under various operating leases expiring through 2009. Aggregate rent expense for the years ended December 31, 2004, 2005 and 2006, was $308,849, $403,360 and $452,088, respectively.

Future minimum lease payments under noncancelable operating and capital leases as of December 31, 2006 are as follows:

	Capital	Operating
Years Ending December 31	Leases	Leases

2007	$47,000	$362,727
2008	50,038	238,868
2009	50,038	18,988
2010	28,205	—

Total future minimum lease payments	175,281	$620,583

Less amount representing interest	(22,144)

Obligations under capital leases (current portion of $47,000)	$153,137

Of the $153,137 capital lease obligation, $73,862 relates to a noncancelable capital lease signed in November 2006 for equipment not received as of December 31, 2006.

9.	Commitments and Contingencies

License Agreements — The Company licenses rights to its core technology from two trusts, of which one is a principal stockholder of the Company and both of which have a beneficiary who also serves as a director of the Company. Effective July 13, 2007, the beneficiary of the trusts resigned as a director and remains a consultant of the Company. The Company pays aggregate royalties to the trusts equal to 5% of the Company’s revenues from sales of products covered by the licensed intellectual property rights. In the event that the Company is required to pay additional royalties to third parties on sales from products covered by the licensed intellectual property, the Company is entitled to reduce up to 50% of its royalty obligations to the trusts by these third-party payments. Royalties expensed under these agreements were $623,622, $769,303 and $840,946 in the years ended December 31, 2004, 2005 and 2006, respectively (See Note 13 for subsequent events concerning these license agreements).

During 2005, the Company acquired certain other intellectual property rights through an assignment of patent rights to the Company by a consultant of the Company. In consideration of this assignment, the Company granted an option to purchase 20,000 shares of common stock, subject to the consultant’s continued service with the Company, and agreed to make milestone payments of up to $250,000. Additionally, the agreement requires the Company to pay the consultant a 20% royalty on revenues from sublicenses to unaffiliated third parties. As of the year ended December 31, 2006, no milestones or sublicense payments had been earned or paid. The Company applies EITF 96-18 in accounting for the options awarded in connection with this agreement (see Note 2).

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

During 2006, the Company acquired additional intellectual property rights pursuant to royalty-bearing license agreements with a director and a consultant of the Company. Under the agreement with the director, the Company is required to make royalty payments ranging from 0.5% to 2.0% on revenues from products covered by the intellectual property licensed under this agreement. Under the agreement with the consultant, the Company is required to make low single percentage royalty payments on revenues from products covered by the intellectual property licensed under that agreement. In the event that the Company is required to pay additional royalties to third parties on revenues from products covered by the intellectual property licensed under both agreements, the Company is entitled to reduce up to 50% of its royalty obligations under each agreement by the corresponding amounts. Also, in partial consideration for rights licensed under the agreement with the Company’s director, we granted the director an option to purchase 75,000 shares of the Company’s common stock, subject to the director’s continued service to the Company over a two-year period ending in 2008. The Company applies EITF 96-18 in accounting for the options awarded in connection with this agreement (see Note 2). As of December 31, 2006, no royalties under either agreement had been earned or paid.

Guarantees and Indemnifications — During the normal course of business, the Company has made certain indemnities and guarantees, under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company’s officers, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationships. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated balance sheets.

Legal Matters — The Company is involved in certain legal matters that have arisen in the normal course of business. Management believes that the ultimate resolution of such actions will not have a material adverse effect in the Company’s consolidated financial position and results of operations.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

10.	Income Taxes

The components of the Company’s federal and state income tax expense are as follows for the years ended December 31:

	2004	2005	2006

Current
Federal	$—	$—	$—
State	—	—	—

Total current	—	—	—

Deferred:
Federal	(233,008)	(1,501,931)	(2,163,258)
State	(359,565)	(463,200)	(694,703)

Total deferred	(592,573)	(1,965,131)	(2,857,961)

Valuation allowance	592,573	1,965,131	2,857,961

Total	$—	$—	$—

Taxes on income vary from the statutory federal income tax rate applied to earnings before taxes and extraordinary items are as follows for the years ended December 31:

	2004	2005	2006

Statutory federal income tax rate applied to earnings before income taxes and extraordinary items	$(607,359)	$(1,897,237)	$(2,860,959)
State income taxes — net of federal benefits	(359,565)	(463,200)	(694,703)
Meals and entertainment	35,550	62,321	76,363
Research and development credit	(27,858)	(39,298)	(36,426)
Stock-based compensation	30,329	28,145	238,877
Other	4,514	64,812	2,290
Foreign operations	331,816	279,326	243,508
Changes in tax rate	—	—	173,089
Valuation allowance	592,573	1,965,131	2,857,961

Total	$—	$—	$—

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

Deferred income tax assets and liabilities arising from differences between accounting for financial statement purposes and tax purposes, less valuation reserves, are as follows at December 31:

	2005	2006

Deferred tax assets:
Net operating loss	$6,743,477	$8,496,560
Intangible assets	588,876	624,520
Research and development credits	531,248	605,989
Accrued expenses	8,586	136,629
Nonqualified stock option	527,937	753,950
Reserves	253,830	888,239

Total deferred tax assets	8,653,954	11,505,887

Deferred tax liabilities:
Fixed assets	(172,061)	(166,033)

Total deferred tax liabilities	(172,061)	(166,033)

Net deferred tax asset	8,481,893	11,339,854
Valuation allowance	(8,481,893)	(11,339,854)

Total	$—	$—

At December 31, 2006, the Company recorded a valuation allowance for the entire amount of the net deferred tax asset due to the uncertainty surrounding the ultimate realization of such asset.

At December 31, 2006, the Company had approximately $19,042,000 and $22,876,000 of federal and state net operating loss (“NOL”) carryforwards that begin to expire in the years ending December 31, 2018 and December 31, 2008, respectively.

At December 31, 2006, the Company had research and development credits of approximately $298,000 for federal purposes that begin to expire in the year ending December 31, 2020, and approximately $308,000 for state purposes that are not subject to expiration.

11.	Defined Contribution Plan

The Company has a defined contribution plan for all qualified employees. Contributions to the plan are at the sole discretion of the Company’s board of directors. Total plan contributions charged to operations were $61,386, $108,916 and $154,295 for the years ended December 31, 2004, 2005 and 2006.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

12.	Segment Information

Total revenues by geographic area are presented based on country of destination. No other foreign country represented 10% or more of total revenues for any period presented. Total revenues by geographic area for the years ended December 31, 2004, 2005 and 2006 were as follows:

	2004	2005	2006

United States	$12,708,570	$15,829,801	$16,995,783
Rest of world	234,740	290,339	72,440

Total revenues	$12,943,310	$16,120,140	$17,068,223

No customer accounted for 10% or more of total revenues for any period presented. At December 31, 2006, the Company had one product class. Substantially all of the Company’s assets are in the United States.

13.	Subsequent Events

On January 1, 2007, the Company’s license agreements with respect to its core technology were amended and the licensors directed the Company to pay 20% of the royalty obligations under the license agreements to the Company’s Chairman, President and Chief Executive Officer.

As a result of this transaction, the Company plans to record a charge in 2007 in accordance with SAB No. 107, Topic 5T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). According to the provisions of SAB No. 107, this transaction represents a contribution of capital to the Company by the licensor and compensation to the Company’s Chairman, President and Chief Executive Officer, for which a corresponding non-cash charge will be recognized in the Company’s statement of operations. Because the right to receive these payments under the amended license agreements is not subject to any future service requirement, the payments have been earned as of the date of the agreement, and the Company will record a charge equal to the estimated fair value of the royalty rights, or the present value of the forecasted stream of payments to its Chairman, President and Chief Executive Officer under the amended license agreements. Additionally, the estimated fair value of the royalty rights will be remeasured periodically, as the assumptions underlying the Company’s fair value estimate change, so that the aggregate compensation expense recorded remains equal to the present value estimate of all future amounts expected to be paid.

The Company has estimated the fair value of the royalty rights by the trusts to the Company’s Chairman, President and Chief Executive Officer to be $4,400,000 at January 1, 2007, resulting in a corresponding non-cash charge to the statement of operations during the three months ended March 31, 2007, and a contribution to additional paid-in capital during the same period.

In performing a calculation of the fair value of the royalty rights to the Company’s Chairman, President and Chief Executive Officer as of the date of the agreement, management considered three different approaches: an income approach (which focused on the income-producing capability of the asset), a market approach (which measured value based on what other purchasers in the market have paid for assets which can be considered reasonably similar to those being valued), and a cost approach (which eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

was based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost).

The income approach was selected as the best measure to develop the fair value of the royalty payment stream; specifically, management used an approach based on the theory that if the Company did not own the patented technology, it would have to purchase the technology from another company through the payment of a royalty resulting from a licensing arrangement. Using this approach, the Company’s management also made certain assumptions regarding the following factors:

•	Forecasted revenues for all products with corresponding license agreements requiring royalty payments, including those in development;

•	Trust royalties equal to of 5% of net sales, less estimated in-license offsets applied to the forecasted revenues over the estimated life of the agreements;

•	Royalty termination dates, which were determined based on the expiration dates of patents included in the agreements; and

•	Discount rates using a weighted-average cost of capital.

The Company believes its assumptions are reasonable and are consistent with assumptions used for other purposes. In the event that the actual revenues, royalty rates and offsets, and royalty termination dates are different than forecasted, the resulting impact to the Company’s future results of operations financial position could be material.

On July 13, 2007, a beneficiary of the trusts, which license the Company’s core technology, resigned as a director of the Company. Additionally, the Company’s board of directors approved the following:

•	The increase of 250,000 in the number of shares reserved under the Company’s 1998 Plan;

•	The granting of stock options to purchase a total of 299,000 shares. The Board of Directors further determined that the exercise price of such option grants would be $6.24 per share, which represented the estimated fair value of the Company’s common stock as of that date;

•	Upon the closing of the initial public offering contemplated by this prospectus, the creation of the 2007 Employee Stock Purchase Plan with a reserve of 250,000 shares of common stock; and

•	Upon the closing of the initial public offering contemplated by this prospectus, the creation of the 2007 Equity Incentive Plan (2007 Plan) with a reserve of 1,750,000 shares of common stock. Additionally, any unissued shares, up to a total of 250,000 shares reserved under the Company’s 1998 Plan will be transferred for issuance under the 2007 Plan.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and for the Years Ended December 31, 2004, 2005 and 2006

On July 23, 2007, the Company’s board of directors approved the following:

•	The retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock;

•	The granting of stock options to purchase a total of 50,000 shares. The Board of Directors further determined that the exercise price of such option grants would be $6.24 per share, which represented the estimated fair value of the Company’s common stock as of that date; and

•	Upon the closing of the initial public offering contemplated by this prospectus, the filing of an amended and restated certificate of incorporation providing for, among other things, authorization of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock having rights and benefits that would be determined at the time of issuance.

14. Subsequent Events (Unaudited)

In October 2007, the Company and the licensors of its core technology entered into an agreement providing that the Company’s right to offset royalty payments to third parties against the Company’s royalty obligations to such licensors shall apply only to licenses that are both (i) of issued patents having claims that are independent of the claims set forth in the patents covering the core technology, and (ii) where the third party receiving licensing payments was not an employee, officer, director, consultant or affiliate of the Company or its subsidiary at the time the third party’s invention was made or created. This change impacts certain assumptions regarding the Company’s ability to reduce its royalty obligations to the licensors of its core technology that were used in calculating the estimated fair value of the royalty rights assigned to the Company’s Chairman, President and Chief Executive Officer, which will require recognition of additional non-cash compensation expense as of the date of the new agreement. The Company is currently evaluating the impact of this agreement on the estimated fair value and expects it will have a material effect on the Company’s financial position and results of operations when recorded in the fourth quarter of 2007; however, there will be no effect on the Company’s cash flow resulting from any change in the estimated fair value of the royalty rights.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
As of June 30, 2007 (Unaudited)

		Pro Forma
	June 30,	Stockholders’
	2007	Equity

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,534,119
Short-term investments	7,300,000
Accounts receivable, net of allowance for doubtful accounts of $183,376	4,066,143
Inventories	1,134,593
Prepaid expenses	446,770

Total current assets	15,481,625
PROPERTY, PLANT AND EQUIPMENT — Net	1,433,065
OTHER ASSETS	609

TOTAL	$16,915,299

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$519,171
Income taxes payable	86,000
Accrued expenses, including related party amounts of $675,003	4,013,165
Deferred revenue	98,436
Capital lease obligation	41,316

Total current liabilities	4,758,088

LONG-TERM LIABILITIES	93,729

COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK—
$0.001 par value — 14,013,093 shares authorized; 13,869,274 issued and outstanding; no shares issued and outstanding pro forma; aggregate liquidation preference: $43,710,326	43,710,326
STOCKHOLDERS’ EQUITY (DEFICIT):
Series A convertible preferred stock, $0.001 par value — 7,387,699 shares authorized; 7,387,699 issued and outstanding actual; no shares issued and outstanding pro forma; liquidation preference of $3,693,850	7,388
Common stock, $0.001 par value — 30,000,000 shares authorized; 850,447 shares issued and outstanding actual; 21,607,420 shares issued and outstanding pro forma	850	21,607
Additional paid-in capital	9,111,925	52,808,382
Deferred stock-based compensation	(11,704)	(11,704)
Cumulative other comprehensive loss	(59,593)	(59,593)
Accumulated deficit	(38,070,710)	(40,695,210)
Treasury stock (Series A convertible preferred), at cost — 500,000 shares actual; no shares pro forma	(2,625,000)	—

Total stockholders’ equity (deficit)	(31,646,844)	$12,063,482

TOTAL	$16,915,299

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Six Months Ended June 30, 2006 and 2007 (Unaudited)

	2006	2007

TOTAL REVENUES	$8,396,654	$13,622,150
COST OF REVENUES	864,461	1,462,280

GROSS PROFIT	7,532,193	12,159,870

OPERATING EXPENSES:
Research and development	1,430,411	1,598,173
Selling and marketing	8,753,937	7,336,418
General and administrative	2,043,560	6,969,789

Total operating expenses	12,227,908	15,904,380

LOSS FROM OPERATIONS	(4,695,715)	(3,744,510)
INTEREST INCOME	330,113	252,295

LOSS BEFORE INCOME TAXES	(4,365,602)	(3,492,215)

PROVISION FOR INCOME TAXES	—	86,000

NET LOSS	$(4,365,602)	$(3,578,215)

Net loss per share	$(5.95)	$(4.32)

Weighted-average shares outstanding-basic and diluted	733,481	829,130

Pro forma net loss per share-basic and diluted		$(0.17)

Pro forma weighted-average shares oustanding-basic and diluted		21,586,103

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the Six Months Ended June 30, 2006 and 2007 (Unaudited)

	2006	2007

NET LOSS	$(4,365,602)	$(3,578,215)
OTHER COMPREHENSIVE LOSS — Foreign currency translation adjustment	(9,536)	(5,329)

COMPREHENSIVE LOSS	$(4,375,138)	$(3,583,544)

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2006 and 2007 (Unaudited)

	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,365,602)	$(3,578,215)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	192,925	192,944
Provision for bad debt expense	25,000	60,000
Gain on foreign currency exchange transactions	(6,470)	(1,008)
Stock-based compensation	479,415	1,544,026
Compensation expense — principal stockholder contribution (Note 3)	—	4,400,000
Changes in operating assets and liabilities:
Accounts receivable	(191,653)	(1,668,939)
Inventories	(509,995)	(729,471)
Prepaid expenses	88,787	(64,387)
Other assets	(3,319)	1,537
Accounts payable	(205,001)	(128,836)
Income taxes payable	—	86,000
Accrued expenses	355,627	(782,297)
Deferred revenue	45,373	(7,188)
Long-term liabilities	(5,399)	(33,449)

Net cash used in operating activities	(4,100,312)	(709,283)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of available-for-sale securities	(15,525,396)	(300,000)
Sales of available-for-sale securities	6,250,396	1,250,000
Purchase of property, plant and equipment	(328,230)	(208,385)

Net cash (used in) provided by investing activities	(9,603,230)	741,615

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from exercise of stock options	24,786	47,519
Repurchase of Series A convertible preferred stock	(2,625,000)	—
Proceeds from the issuance of Series E redeemable convertible preferred stock	13,052,818	—

Net cash provided by financing activities	10,452,604	47,519

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	860	(12,714)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,250,078)	67,137
CASH AND CASH EQUIVALENTS — Beginning of period	4,284,772	2,466,982

CASH AND CASH EQUIVALENTS — End of period	$1,034,694	$2,534,119

OTHER SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$800	$800

NON-CASH FINANCING TRANSACTIONS:
Equipment acquired under capital lease	$—	$77,554

Property, plant and equipment acquired included in accounts payable	$50,130	$14,964

See notes to consolidated financial statements.

eyeonics, inc. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
For the Six Months Ended June 30, 2007

							Cumulative
					Additional	Deferred	Other				Total
	Series A Convertible Preferred Stock		Common Stock		Paid-In	Stock-Based	Comprehensive	Accumulated	Treasury Stock		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Loss	Deficit	Shares	Amount	Deficit

BALANCE — December 31, 2006	7,387,699	$7,388	826,139	$826	$3,144,238	$(35,539)	$(54,264)	$(34,492,495)	500,000	$(2,625,000)	$(34,054,846)
Exercise of stock options	—	—	24,308	24	47,495	—	—	—	—	—	47,519
Foreign currency translation adjustment	—	—	—	—	—	—	(5,329)				(5,329)
Stock-based compensation	—	—	—	—	1,520,192	—	—	—	—	—	1,520,192
Amortization of deferred stock-based compensation	—	—	—	—	—	23,835	—	—	—	—	23,835
Non-cash compensation						—	—	—	—	—
expense — principal stockholder contribution	—	—	—	—	4,400,000	—	—	—	—	—	4,400,000
Net loss	—	—	—	—	—	—	—	(3,578,215)	—	—	(3,578,215)

BALANCE — June 30, 2007	7,387,699	$7,388	850,447	$850	$9,111,925	$(11,704)	$(59,593)	$(38,070,710)	500,000	$(2,625,000)	$(31,646,844)

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

1.	Basis of Presentation

The information set forth in these consolidated financial statements as of June 30, 2007 and for the six months ended June 30, 2006 and 2007, is unaudited and includes the accounts of eyeonics, inc. and its wholly-owned subsidiaries (the “Company”). The information reflects all adjustments consisting only of normal recurring entries that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. Results of operations for the interim periods are not necessarily indicative of the results of the operations for the full fiscal year.

Certain information in footnote disclosures normally included in financial statements has been condensed or omitted, in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting.

The information contained in these interim financial statements should be read in conjunction with the Company’s audited financial statements as of and for the year ended December 31, 2006 contained elsewhere in this prospectus.

2.	Significant Accounting Policies

Adoption of FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes — In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company is subject to the provisions of FIN No. 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within operations as income tax expense. The cumulative effect of applying the provisions of FIN No. 48 did not result in an adjustment to the Company’s beginning accumulated deficit as of January 1, 2007 (See Note 8).

Net Loss per Share — Basic loss per share is based on the weighted-average number of shares of common stock outstanding during the period. Diluted loss per share also includes the effect of stock options, warrants and other common stock equivalents outstanding during the period. In periods of a net loss position, basic and diluted weighted-average shares are the same.

The following table sets forth the computation of the denominator used in the computation of net loss per share for the six months ended June 30:

	2006	2007

Weighted-average common shares outstanding	761,367	836,834
Less: Unvested common shares subject to repurchase	(27,886)	(7,704)

Total weighted-average number of shares used in computing net loss per share-basic and diluted	733,481	829,130

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

The following table sets forth the weighted-average outstanding options to purchase common stock, convertible preferred stock and warrants for the six months ended June 30, 2006 and 2007 which were excluded from the computation of diluted net loss per share as they had an antidilutive effect:

	2006	2007

Unvested common shares	27,886	7,704
Warrants to purchase common stock	27,692	27,692
Options to purchase common stock	2,899,124	3,983,732
Convertible preferred stock, net of treasury stock	20,756,973	20,756,973

Total units excluded from computation of diluted net loss per share	23,711,675	24,776,101

Pro Forma Net Loss per Share — Upon the closing of the initial public offering contemplated by this prospectus, the outstanding shares of convertible preferred stock will convert into 20,756,973 shares of common stock. Pro forma net loss per share — basic and diluted reflects the conversion of all of the outstanding shares of convertible preferred stock into shares of common stock.

The following table sets forth the computation of the denominator used in the computation of pro forma net loss per share for the six months ended June 30, 2007:

Weighted-average common stock outstanding	836,834
Less: Unvested common shares subject to repurchase	(7,704)
Plus: Conversion of convertible preferred stock	20,756,973

Total weighted-average number of shares used in computing pro forma net loss per share-basic and diluted	21,586,103

Pro Forma Balance Sheet Information — Upon the closing of the initial public offering contemplated by this prospectus, the outstanding shares of convertible preferred stock will convert into 20,756,973 shares of common stock. The accompanying pro forma information gives effect to the conversion of all outstanding shares of convertible preferred stock into common stock immediately prior to the closing of this offering. Additionally, the pro forma balance sheet information reflects the retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock (refer to Note 11). The pro forma balance sheet information does not give effect to the offering proceeds.

Stock-Based Compensation — On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment, which supersedes our previous accounting under APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options and stock issued under our employee stock plans. SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company chose the “graded vesting attribution method,” which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The fair value of each option is amortized over each option’s vesting period (requisite service period).

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

The Company adopted SFAS No. 123(R) using the prospective transition method, which applies only to awards granted after the required effective date of January 1, 2006 and modification to existing awards. Awards granted prior to the Company’s implementation of SFAS No. 123(R) will continue to be accounted for under the intrinsic method, except for those that were modified after adoption.

The Company recognized total stock-based compensation expense for the six months ended June 30, 2006 and 2007 as follows:

	2006	2007

Research and development	$86,366	$163,768
Selling and marketing	373,229	739,020
General and administrative	19,819	612,856

	$479,414	$1,515,644

3.	Related Party and Other Transactions

License Agreements — The Company has royalty-bearing license agreements with a director and two trusts, one of which is a principal stockholder of the Company. Another director as of June 30, 2007, is also a beneficiary of both trusts. Royalties expensed under these agreements were $417,881 and $670,493 in the six months ended June 30, 2005 and 2006, respectively. Additionally, under one of these license agreements, the Company granted the licensor an option to purchase 75,000 shares of the Company’s common stock during the six months ended 2006 (See Notes 10 and 11).

Contribution of Royalties Payable Under Existing License Agreement — On January 1, 2007, the Company’s license agreements with respect to its core technology were amended and the licensors directed the Company to pay 20% of the royalty obligations under both agreements to the Company’s Chairman, President and Chief Executive Officer.

As a result of this transaction, the Company recorded a charge during the six months ended June 30, 2007, in accordance with Staff Accounting Bulletin (“SAB”) No. 107, Topic 5T, Accounting for Expenses or Liabilities Paid by Principal Stockholder(s). According to the provisions of SAB No. 107, this transaction represents a contribution of capital to the Company by the licensor and compensation to the Company’s Chairman, President and Chief Executive Officer, for which a corresponding non-cash expense was recognized in the Company’s statement of operations. Because the right to receive these payments under this agreement is not subject to any future service requirement, the payments have been earned as of the date of the agreement, and the Company has recorded a charge equal to the estimated fair value of the royalty rights, or the present value of the forecasted stream of payments to the Company’s Chairman, President and Chief Executive Officer under this agreement. Additionally, the fair value of the royalty rights will be remeasured periodically, as the assumptions underlying the Company’s fair value estimate change, so that the aggregate compensation expense recorded remains equal to the present value estimate of all future amounts expected to be paid.

The Company has determined that the fair value of the royalty rights to its Chairman, President and Chief Executive Officer as of June 30, 2007 is $4,400,000, and this amount is included in general and administrative expenses for the six months then ended. This non-cash item has also been reflected as a eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

contribution of capital during the period and results in a permanent difference for tax purposes, and therefore, no tax benefit has been recorded associated with this transaction.

In performing a calculation of the fair value of these royalty rights to the Company’s Chairman, President and Chief Executive Officer as of the date of the agreement, management considered three different approaches. These approaches included an income approach (which focused on the income-producing capability of the asset), a market approach (which measured value based on what other purchasers in the market have paid for assets which can be considered reasonably similar to those being valued), and a cost approach (which was based on the premise that a prudent investor would pay no more for an asset than its replacement or reproduction cost).

The income approach was selected as the best measure to develop the fair value of the royalty payment stream; specifically, management used an approach based on the theory that if the Company did not own the patented technology, it would have to purchase the technology from another company through the payment of a royalty resulting from a licensing arrangement. Using this approach, the Company’s management also made certain assumptions regarding the following factors:

•	Forecasted revenues for all products with corresponding license agreements requiring royalty payments, including those in development;

•	Trust royalties equal to of 5% of net sales, less estimated in-license offsets applied to the forecasted revenues over the estimated life of the agreements;

•	Royalty termination dates, which were determined based on the expiration dates of patents included in the agreements; and

•	Discount rates using a weighted-average cost of capital.

The Company believes its assumptions are reasonable and are consistent with assumptions used for other purposes. In the event that the actual revenues, royalty rates and offsets, and royalty termination dates are different than forecasted, the resulting impact to the Company’s future results of operations financial position could be material.

In October 2007, the Company and the licensors of its core technology entered into an agreement providing that the Company’s right to offset royalty payments to third parties against the Company’s royalty obligations to such licensors shall apply only to licenses that are both (i) of issued patents having claims that are independent of the claims set forth in the patents covering the core technology and (ii) where the third party receiving licensing payments was not an employee, officer, director, consultant or affiliate of the Company or its subsidiary at the time the third party’s invention was made or created. This change impacts certain assumptions regarding the Company’s ability to reduce its royalty obligations to the licensors of its core technology that were used in calculating the estimated fair value of the royalty rights assigned to the Company’s Chairman, President and Chief Executive Officer, which will require recognition of additional non-cash compensation expense as of the date of the new agreement. The Company is currently evaluating the impact of this agreement on the estimated fair value and expects it will have a material effect on the Company’s financial position and results of operations when recorded in the fourth quarter of 2007; however, there will be no effect on the Company’s cash flow resulting from any change in the estimated fair value of the royalty rights.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

Consulting Services — Certain ophthalmologists have entered into consulting arrangements with the Company and received stock options in exchange for their consulting services. Under these consulting agreements, the Company requires general availability of the ophthalmologists to perform certain services, such as conducting clinical studies, speaking at various industry meetings, mentoring and educating new and prospective customers, and serving as a general and scientific advisor to the Company. To date, the Company has not experienced any forfeitures of options issued in connection with consulting agreements. The options granted to these consultants are awarded in return for service over a specified period of time, and the associated agreements do not contain specific performance commitments. Accordingly, there is no measurement date associated with these awards prior to completion of service, and the Company applies variable accounting to these option awards over the service period under EITF 96-18. These ophthalmologists are generally also customers of the Company by way of directing associated hospitals and ambulatory surgery centers, or ASCs, to purchase the Company’s products. None of the hospitals or ASCs associated with these ophthalmologists accounted for more than 10% of the Company’s total revenues. Aggregate sales to these associated hospitals and ASCs amounted to $914,934 and $1,355,908 in the six months ended June 30, 2006 and 2007, respectively.

4.	Inventories

Inventories consist of the following at June 30, 2007:

Raw materials	$151,082
Work-in-process	192,759
Finished goods (including consignment inventory of $352,342)	790,752

$1,134,593

5.	Accrued Expenses

Accrued expenses consist of the following as of June 30, 2007:

Accrued royalties (see Notes 3 and 10)	$675,003
Accrued compensation	1,205,895
Customer account credit balances	531,687
Other accrued expenses	1,600,580

$4,013,165

6.	Stock Option Plan

During the six months ended June 30, 2006 and 2007, the Company recorded stock-based compensation of $479,414 and $1,544,029 for stock option awards, of which $479,414 and $1,515,644 was reflected in its condensed consolidated statement of operations, respectively, and $28,385 was capitalized in inventory as of June 30, 2007. Stock options granted during the six months eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

ended June 30, 2006 and 2007 were estimated to have a fair value on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

For non-employee grants during the six months ended June 30:

	2006	2007

Expected life (years)	10.00	10.00
Risk-free interest rate	4.77%	4.64% - 4.93%
Volatility	50.00%	50.00%
Dividend yield	—	—

For employee grants during the six months ended June 30:

	2006	2007

Expected life (years)	6.25	6.25
Risk-free interest rate	4.77%	4.57% - 4.91%
Volatility	50.00%	50.00%
Dividend yield	—	—

A summary of the Company’s stock option activity during the six months ended June 30, 2007 is as follows:

		Weighted-	Weighted-
	Shares	Average	Average	Aggregate
	Under	Exercise	Remaining	Intrinsic
	Option	Price	Contractual Term	Value

Outstanding — December 31, 2006	3,492,006	$1.88
Granted	1,227,738	3.51
Exercised	(24,308)	1.95
Forfeited	(83,735)	4.19

Outstanding — June 30, 2007	4,611,701	$2.29	7.41

Vested and expected to vest in the future — June 30, 2007	4,404,602	$2.24	7.32	$16,135,492

Exerciseable — June 30, 2007	2,773,462	$1.60	6.22	$11,940,842

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

We have retrospectively assessed the fair value of our common stock during the six months ended June 30, 2007 in order to calculate our stock-based compensation expense during the periods:

The following chart summarizes information on stock options granted during the six months ended June 30, 2007:

				Fair Value	Intrinsic
	Type of	Number of	Exercise	Estimate per	Value per
Date of Issuance	Equity Issuance	Options Granted	Price	Common Share	Share(1)

February 2007	Common stock options	469,738	$3.20	$3.36	$0.16
May 2007	Common stock options	558,000	$3.20	$5.91	$2.71
June 2007	Common stock options	200,000	$5.11	$5.91	$0.80

(1)	Represents the difference between the exercise price and fair value estimate per common share if the fair value exceeds the exercise price.

These retrospectively assessed fair values per common share were used to determine the grant-date fair values of the corresponding option awards for calculating our stock-based compensation expense during the six months ended June 30, 2007.

7.	Capital Leases

Future minimum lease payments under noncancelable capital leases are as follows at June 30, 2007:

2007	$37,126
2008	74,253
2009	74,253
2010	31,033

Total future minimum lease payments	$216,665
Less amount representing interest	(22,452)

Obligations under capital leases (current portion of $74,253)	$194,213

Of the $194,213 capital lease obligation, $59,171 relates to a noncancelable capital lease signed in May 2007 for equipment not received as of June 30, 2007.

8.	Income Taxes

On January 1, 2007, the Company adopted FIN No. 48.  FIN No. 48 prescribes a comprehensive model of how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN No. 48 states that a tax benefit from an uncertain position may be recognized if it is “more likely than not” that the position is sustainable, based upon its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

Upon adoption of FIN No. 48, the Company would have decreased accumulated deficit $244,000, except that the decrease was fully offset by an increase in the valuation allowance. This decrease is a net amount resulting from two separate tax positions. The Company identified additional benefits related to qualified research and development credits totaling $315,000 offset by a decrease of $71,000 in state NOLs. In addition, future changes in the unrecognized tax benefit will have no impact on the effective tax rate due to the existence of the valuation allowance. Per management’s periodic assessment, a full valuation allowance is needed as it is more likely than not that deferred tax assets will not be recognized. The Company estimates that the unrecognized tax benefit will not change significantly within the next 12 months. The Company plans to classify income tax penalties and interest as part of the income tax provision; however, the company has no interest and penalties accrued as of June 30, 2007. The following table summarizes the open tax years for each major jurisdiction:

Jurisdiction	Open Tax Years

Federal	1998 - 2006
California	1998 - 2006

9.	Segment Information

Total revenues by geographic area are presented based on country of destination. No other foreign country represented 10% or more of total revenues for any period presented. Total revenues by geographic area were as follows for the six months ended June 30:

	2006	2007

United States	$8,302,053	$13,581,008
Rest of world	94,601	41,142

Total revenues	$8,396,654	$13,622,150

No customer accounted for 10% or more of total revenues for any period presented. At June 30, 2007, the Company had one product class. Substantially all of the Company’s assets are in the United States.

10.	Commitments and Contingencies

License Agreements — The Company licenses rights to its core technology from two trusts, of which one is a principal stockholder of the Company and both of which have a beneficiary who also serves as a director of the Company. Effective July 13, 2007, the beneficiary of the trusts resigned as a director and remains a consultant of the Company. The Company pays aggregate royalties to the trusts equal to 5% of the Company’s revenues from sales of products covered by the licensed intellectual property rights. If we obtain a license from a third party to an issued patent we require in order to manufacture, market or sell any product on which a royalty would otherwise be due to the Trusts, we may reduce the royalties payable to the Trusts by the amount of royalties payable to such third party licensors, up to a maximum of 50% of the royalties payable to the Trusts. However, this offset will not be available unless (i) the applicable claims of the third party patent are independent of the claims of the patents licensed by the trusts (as opposed to being mere improvements or modifications to the technology disclosed in such patents) and (ii) the third party licensor was not an employee, officer, director, eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

consultant or affiliate of eyeonics or its subsidiary at the time the third party invention was made or created. Royalties expensed under these agreements were $417,881 and $670,493 in the six months ended June 30, 2005 and 2006, respectively.

During 2005, the Company acquired certain other intellectual property rights through an assignment of patent rights to the Company by a consultant of the Company. In consideration of this assignment, the Company granted an option to purchase 20,000 shares of common stock, subject to the consultant’s continued service with the Company, and agreed to make milestone payments of up to $250,000. Additionally, the agreement requires the Company to pay the consultant a 20% royalty on revenues from sublicenses to unaffiliated third parties. As of the six months ended June 30, 2007, no milestones or sublicense payments had been earned or paid. The Company applies EITF 96-18 in accounting for the options awarded in connection with this agreement.

During the six months ended June 30, 2006, the Company acquired additional intellectual property rights pursuant to royalty-bearing license agreements with a director and a consultant of the Company. Under the agreement with the director, the Company is required to make royalty payments ranging from 0.5% to 2.0% on revenues from products covered by the intellectual property licensed under this agreement. Under the agreement with the consultant, the Company is required to make low single percentage royalty payments on revenues from products covered by the intellectual property licensed under that agreement. In the event that the Company is required to pay additional royalties to third parties on revenues from products covered by the intellectual property licensed under both agreements, the Company is entitled to reduce up to 50% of its royalty obligations under each agreement by the corresponding amounts. Royalty payments made with respect to either license will not reduce the Company’s royalty obligations to the licensors of the Company’s core technology. In partial consideration for rights licensed under the agreement with the Company’s director, we granted the director an option to purchase 75,000 shares of the Company’s common stock, subject to the director’s continued service to the Company over a two-year period ending in 2008. The Company applies EITF 96-18 in accounting for the options awarded in connection with this agreement. As of June 30, 2007, no royalties under either agreement had been earned or paid.

Guarantees and Indemnifications — During the normal course of business, the Company has made certain indemnities and guarantees, under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company’s officers, under which the Company may be required to indemnify such persons for liabilities arising out of their employment relationships. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make significant payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying consolidated balance sheets.

Legal Matters — The Company is involved in certain legal matters that have arisen in the normal course of business. Management believes that the ultimate resolution of such actions will not have a material adverse effect in the Company’s consolidated financial position and results of operations.

eyeonics, inc. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of June 30, 2007 and for the Six Months Ended June 30, 2006 and 2007 (Unaudited)

11.	Subsequent Events

On July 13, 2007, a beneficiary of the trusts, which license the Company’s core technology, resigned as director of the Company. Additionally, the Company’s board of directors approved the following:

•	The increase of 250,000 in the number of shares reserved under the Company’s 1998 Plan;

•	The granting of stock options to purchase a total of 299,000 shares. The Board of Directors further determined that the exercise price of such option grants would be $6.24 per share, which represented the estimated fair value of the Company’s common stock as of that date;

•	Upon the closing of the initial public offering contemplated by this prospectus, the creation of the 2007 Employee Stock Purchase Plan with a reserve of 250,000 shares of common stock; and

•	Upon the closing of the initial public offering contemplated by this prospectus, the creation of the 2007 Equity Incentive Plan (2007 Plan) with a reserve of 1,750,000 shares of common stock. Additionally, any unissued shares, up to a total of 250,000 shares reserved under the Company’s 1998 Plan will be transferred for issuance under the 2007 Plan.

On July 23, 2007, the Company’s board of directors approved the following:

•	The retirement of 500,000 shares of Series A convertible preferred stock held as treasury stock;

•	The granting of stock options to purchase a total of 50,000 shares. The Board of Directors further determined that the exercise price of such option grants would be $6.24 per share, which represented the estimated fair value of the Company’s common stock as of that date; and

•	Upon the closing of the initial public offering contemplated by this prospectus, the filing of an amended and restated certificate of incorporation providing for, among other things, authorization of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock having rights and benefits that would be determined at the time of issuance.

crystalens®

FAR
NEAR
INTERMEDIATE

Standard Monofocal

FAR
NEAR
INTERMEDIATE

crystalens®

Standard monofocal IOLs are designed to be fixed and stationary within the eye and therefore typically provide good vision at far distances. As a result, most people with standard monofocal IOLs rely on glasses to see at near and intermediate distances.

* The above illustrations are based on ophthalmologists' interpretations of the effects of our crystalens® as compared to standard monofocal IOLs. These images are representations only and we cannot assure that any patient will achieve vision similar to that depicted above with either our crystalens® or a standard monofocal IOL.

                     Shares

eyeonics, inc.

Common Stock

PROSPECTUS

Through and including       , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray	Banc of America Securities LLC

Canaccord Adams	BMO Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC Registration Fee, the NASD filing fee and NASDAQ Global Market listing fee.

Amount
to be Paid

SEC registration fee	$2,648
NASD filing fee	9,125
NASDAQ Global Market listing fee	*
Blue Sky fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*

Total	$

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides that we may indemnify directors and officers to the fullest extent permissible under Delaware law. In addition, Article IX of our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law.

Our bylaws provides for the indemnification of officers, directors and third parties acting on our behalf to the fullest extent permissible under Delaware law if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and by us of the underwriters for certain liabilities,

including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent Sales of Unregistered Securities.

The following list sets forth information regarding all securities sold by us since January 1, 2004. All share amounts have been retroactively adjusted to give effect to a           -for-           reverse stock split of the registrant’s common stock and preferred stock that was effected in          2007.

(1)	Sales of Preferred Stock

•	In January 2006, we issued 3,083,873 shares of Series E redeemable convertible preferred stock at a price of $5.25 per share of preferred stock for aggregate gross proceeds of $16.2 million.

(2)	Warrants

•	In May 2004, we issued to one accredited investor, a warrant to purchase 27,692 shares of our common stock at an exercise price of $3.25 per share for an aggregate purchase price of $90,000.

(3)	Options and Common Stock Issuances

•	During 2004, the registrant issued and sold an aggregate of 239,679 shares of common stock upon the exercise of options issued to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $0.13 to $1.25 per share, for an aggregate consideration of $82,872.

•	During 2005, the registrant issued and sold an aggregate of 96,994 shares of common stock upon the exercise of options issued to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $0.50 to $4.15 per share, for an aggregate consideration of $151,668.

•	During 2006, the registrant issued and sold an aggregate of 96,135 shares of common stock upon the exercise of options issued to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $0.13 to $4.72 per share, for an aggregate consideration of $55,956.

•	From January 2007 through June 2007, the registrant issued and sold an aggregate of 24,308 shares of common stock upon the exercise of options issued to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $0.50 to $3.40 per share, for an aggregate consideration of $47,615.

•	During 2004, the registrant granted options to purchase an aggregate of 1,157,181 shares of common stock to certain officers, directors and consultants under the registrant’s 1998 Stock Plan and a stand alone option agreement at exercise prices ranging from $0.50 to $3.40 per share.

•	During 2005, the registrant granted options to purchase an aggregate of 972,537 shares of common stock to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $3.40 to $5.15 per share.

•	During 2006, the registrant granted options to purchase an aggregate of 951,820 shares of common stock to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $3.40 to $4.72 per share.

•	From January 2007 through June, 2007, the registrant granted options to purchase an aggregate of 1,227,738 shares of common stock to certain officers, directors and consultants under the registrant’s 1998 Stock Plan at exercise prices ranging from $3.20 to $5.11 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, with respect to the items (1) and (2) above, and Rule 701 thereunder, with respect to the item (3) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement.
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) as currently in effect.
3	.2†	Form of Amended and Restated Certificate of Incorporation of the registrant (Delaware) to be effective upon closing of this offering.
3	.3#	Bylaws of the registrant as currently in effect.
3	.4†	Form of Amended and Restated Bylaws of the registrant to be in effect upon the closing of the offering made under this Registration Statement.
4	.1†	Form of Common Stock Certificate of the registrant.
4	.2#	Warrant Agreement between the registrant and Comerica Bank dated June 2, 2004.
4	.3#	Amended and Restated Investor Rights Agreement, dated December 30, 2005, by and among the registrant and certain stockholders.
5	.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1+	Form of Indemnification Agreement for directors and executive officers.
10	.2#+	Form of 1998 Stock Plan of the registrant.
10	.3#+	Form of 1998 Stock Plan Stock Option Agreement of the registrant.
10	.4+	Form of 2007 Equity Incentive Plan of the registrant.
10	.5+	Form of 2007 Employee Stock Purchase Plan of the registrant.
10	.6+	Change of Control Severance Agreement for J. Andy Corley.
10	.7+	Change of Control Severance Agreement for Steven J. Naber.
10	.8+	Change of Control Severance Agreement for Michael J. Breen.
10	.9+	Change of Control Severance Agreement for Johnnie S. Garcia.
10	.10+	Change of Control Severance Agreement for J. Michael Judy.
10	.11#+	Form of Employee Proprietary Information Agreement of the registrant.
10	.12#	Exclusive License Agreement, dated March 31, 2006, by and between the registrant and Richard L. Lindstrom M.D.
10	.13#	Stock Acquisition Agreement, dated October 12, 1998, by and among the registrant and Medevec Supplies Ltd. and the Nice Trust dated July 22, 1991, J. Andy Corley, Gerardo Lugo and Doyle Leslie.
10	.14#	License Agreement, dated October 12, 1998, by and among J. Stuart Cumming, Eppington Corporation N.V., Medevec Licensing, B.V. and Medevec Supplies, Ltd., as amended.
10	.15-	License Agreement, dated October 12, 1998, by and between the registrant and Medevec Supplies, Ltd., as amended.
10	.16*#	Exclusive License Agreement, dated March 29, 2006, by and between the registrant and Steven Dell, M.D.
10	.17#	Triple Net Lease, dated January 19, 2006, by and between the registrant and Aliso Viejo Town Center Corporate Park LLC.
10	.18#	Standard Industrial/Commercial Multi-Tenant Lease, dated July 19, 2000, by and between the registrant and MHW Realty, Ltd., as amended.
10.19		Letter Agreement, dated September 28, 2007, by and between the registrant and The Law Trust Limited as Trustee of the Poskitt Discretionary Trust.
10.20		Letter Agreement, dated September 28, 2007, by and between the registrant and James Ellwood and Julia Dorothy Kneen as Trustees of the Nice Trust.
21	.1#	List of registrant’s subsidiaries.
23.1		Consent of Deloitte & Touche, Independent Registered Public Accounting Firm.
23	.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

+	Indicates a management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
†	To be filed by an amendment.
#	Filed with Registrant’s Registration Statement on Form S-1 on July 27, 2007.

-	Filed with Registrant’s Registration Statement on Form S-1 on September 6, 2007.

(b) Financial Statements Schedules — All schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(2) or the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser to the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchasers and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aliso Viejo, State of California, on the 5th day of October, 2007.

By:	/s/ J. Andy Corley
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J. Andy Corley and Steven J. Naber, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments to said registration statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ J. Andy Corley J. Andy Corley	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 5, 2007

/s/ Steven J. Naber Steven J. Naber	Chief Financial Officer (Principal Accounting Officer)	October 5, 2007

* James M. Shapiro	Director	October 5, 2007

Signature	Title	Date

* James Robert Hurley	Director	October 5, 2007

* Shelley B. Thunen	Director	October 5, 2007

* Dr. Richard C. Lindstrom	Director	October 5, 2007

* Dr. William J. Link	Director	October 5, 2007

* Lloyd H. Malchow	Director	October 5, 2007

*By: /s/ Steven J. Naber Steven J. Naber Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1†	Form of Underwriting Agreement.
3	.1#	Amended and Restated Certificate of Incorporation of the Registrant (Delaware) as currently in effect.
3	.2†	Form of Amended and Restated Certificate of Incorporation of the registrant (Delaware) to be effective upon closing of this offering.
3	.3#	Bylaws of the registrant as currently in effect.
3	.4†	Form of Amended and Restated Bylaws of the registrant to be in effect upon the closing of the offering made under this Registration Statement.
4	.1†	Form of Common Stock Certificate of the registrant.
4	.2#	Warrant Agreement between the registrant and Comerica Bank dated June 2, 2004.
4	.3#	Amended and Restated Investor Rights Agreement, dated December 30, 2005, by and among the registrant and certain stockholders.
5	.1†	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1+	Form of Indemnification Agreement for directors and executive officers.
10	.2#+	Form of 1998 Stock Plan of the registrant.
10	.3#+	Form of 1998 Stock Plan Stock Option Agreement of the registrant.
10	.4+	Form of 2007 Equity Incentive Plan of the registrant.
10	.5+	Form of 2007 Employee Stock Purchase Plan of the registrant.
10	.6+	Change of Control Severance Agreement for J. Andy Corley.
10	.7+	Change of Control Severance Agreement for Steven J. Naber.
10	.8+	Change of Control Severance Agreement for Michael J. Breen.
10	.9+	Change of Control Severance Agreement for Johnnie S. Garcia.
10	.10+	Change of Control Severance Agreement for J. Michael Judy.
10	.11#+	Form of Employee Proprietary Information Agreement of the registrant.
10	.12#	Exclusive License Agreement, dated March 31, 2006, by and between the registrant and Richard L. Lindstrom M.D.
10	.13#	Stock Acquisition Agreement, dated October 12, 1998, by and among the registrant and Medevec Supplies Ltd. and the Nice Trust dated July 22, 1991, J. Andy Corley, Gerardo Lugo and Doyle Leslie.
10	.14#	License Agreement, dated October 12, 1998, by and among J. Stuart Cumming, Eppington Corporation N.V., Medevec Licensing, B.V. and Medevec Supplies, Ltd., as amended.
10	.15-	License Agreement, dated October 12, 1998, by and between the registrant and Medevec Supplies, Ltd., as amended.
10	.16*#	Exclusive License Agreement, dated March 29, 2006, by and between the registrant and Steven Dell, M.D.
10	.17#	Triple Net Lease, dated January 19, 2006, by and between the registrant and Aliso Viejo Town Center Corporate Park LLC.
10	.18#	Standard Industrial/Commercial Multi-Tenant Lease, dated July 19, 2000, by and between the registrant and MHW Realty, Ltd., as amended.
10.19		Letter Agreement, dated September 28, 2007, by and between the registrant and The Law Trust Limited as Trustee of the Poskitt Discretionary Trust.
10.20		Letter Agreement, dated September 28, 2007, by and between the registrant and James Ellwood and Julia Dorothy Kneen as Trustees of the Nice Trust.
21	.1#	List of registrant’s subsidiaries.
23.1		Consent of Deloitte & Touche, Independent Registered Public Accounting Firm.
23	.2†	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

+	Indicates a management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
†	To be filed by an amendment.

#	Filed with Registrant’s Registration Statement on Form S-1 on July 27, 2007.

-	Filed with Registrant’s Registration Statement on Form S-1 on September 6, 2007.